Form 10-K, Exhibit 13
period 1993-12-31
DELMARVA POWER & LIGHT CO /DE/
filed 1994-03-22
CIK 27879

SELECTED FINANCIAL DATA



(Dollars in Thousands, Except Per Share Amounts)

                                                                                 Year Ended December 31,
                                                             1993           1992           1991           1990           1989
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Operating Revenues                                       $970,607       $864,044       $855,821       $812,217       $796,614
Operating Income                                         $164,139       $143,711       $136,410       $144,473       $137,650
Income Before Cumulative Effect of a
  Change in Accounting Principle                         $111,076        $98,526        $80,506        $37,311        $91,308
Cumulative Effect of a Change in
  Accounting for Unbilled Revenues                             --             --        $12,730             --             --
Net Income                                               $111,076        $98,526        $93,236        $37,311        $91,308
Electric Sales (kWh 000)                               12,280,230     11,520,811     11,460,280     11,081,211     10,828,839
Interchange Deliveries (kWh 000)                        2,225,384        998,679      1,113,423        726,090        894,402
Gas Sales (mcf 000)                                        18,066         17,013         15,574         16,069         16,645
Gas Transported (mcf 000)                                   1,539          3,155          2,610          2,194            677

COMMON STOCK DATA
Earnings Per Share of Common Stock:
  Before Cumulative Effect of a Change
    in Accounting Principle                                 $1.76          $1.69          $1.44          $0.60          $1.80
  Cumulative Effect of a Change in
    Accounting for Unbilled Revenues                           --             --          $0.25             --             --
  Total Earnings Per Share                                  $1.76          $1.69          $1.69          $0.60          $1.80
Dividends Declared Per
  Share of Common Stock                                     $1.54          $1.54          $1.54          $1.54          $1.51
Average Shares Outstanding (000)                           57,557         53,456         50,581         47,534         46,687
Year-End Common Stock Price                               $23 5/8        $23 1/4        $21 1/4        $18 1/8        $20 7/8
Book Value Per Common Share                                $14.66         $13.77         $13.42         $12.84         $13.67
Return on Average Common Equity                              12.0%          12.2%          12.4%           4.3%          13.2%

CAPITALIZATION
Variable Rate Demand Bonds (VRDB)/(1)/                  $  41,500      $  41,500      $  41,500      $  41,500      $  41,500
Long-Term Debt                                            736,368        787,387        770,146        741,032        662,544
Preferred Stock                                           168,085        176,365        136,365        136,365        136,442
Common Stockholders' Equity                               862,195        745,789        706,583        614,692        642,641
                                                      ------------------------------------------------------------------------
Total Capitalization with VRDB                         $1,808,148     $1,751,041     $1,654,594     $1,533,589     $1,483,127
                                                      ------------------------------------------------------------------------

OTHER INFORMATION
Total Assets                                           $2,593,529     $2,374,793     $2,263,718     $2,125,715     $2,028,661
Long-Term Capital Lease Obligation                        $23,335        $26,081        $29,337        $32,354         $2,071
Construction Expenditures/(2)/                           $159,991       $207,439       $181,820       $187,823       $175,843
Internally Generated Funds (IGF)/(3)/                    $108,693       $130,275        $96,081       $112,551       $106,698
IGF as a Percent of Construction Expenditures                  68%            63%            53%            60%            61%

(1) Although Variable Rate Demand Bonds are classified as current liabilities, the Company intends to use the bonds as a source of long-term financing as discussed in Note 9 to the Consolidated Financial Statements.
(2) Excludes Allowance for Funds Used During Construction.
(3) Net cash provided by operating activities less common and preferred dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNINGS
The earnings per average share of common stock attributed to the core utility business and nonutility subsidiaries are shown below.

                                                1993          1992       1991
                                             ---------------------------------
Core Utility
   Operations                                  $1.73         $1.47      $1.41
   Peach Bottom lawsuit settlement                --          0.21         --
   Cumulative effect of a change
   in accounting for unbilled revenues            --            --       0.25
                                             ---------------------------------
                                                1.73          1.68       1.66
Nonutility subsidiaries                         0.03          0.01       0.03
                                             ---------------------------------
  Total                                        $1.76         $1.69      $1.69
                                             =================================

DIVIDENDS
On December 30, 1993, the Board of Directors declared a common stock dividend of $0.38 1/2 per share for the fourth quarter. For 1993, dividends declared per share of common stock were $1.54. The Board believes that the current dividend level is appropriate, secure and sustainable. The current dividend level represents an above average yield in comparison to alternative utility investments of similar quality and is reflective of the Company's future financial prospects during a period of increasing competition. At the current yield, the dividend supports the price of the Company's stock at a level which is competitive with the industry average as measured by the ratio of market price per share to book value per share.

CORE UTILITY EARNINGS
The components of change from the prior year in core utility earnings per share are shown below.

                                1993 vs. 1992   1992 vs. 1991
                              ---------------------------------
Operations
 Electric revenues,
  net of fuel expense
   Rate increases                   $0.31          $0.33
   Sales volume and other            0.37          (0.10)
 Gas revenues,
  net of fuel expense                0.01           0.09
 Operation and
  maintenance expense               (0.17)         (0.08)
 Depreciation                       (0.07)         (0.08)
 Effect of increased number of
  average common shares             (0.13)         (0.09)
 Other                              (0.06)         (0.01)
                              ---------------------------------
                                     0.26           0.06
Peach Bottom
 lawsuit settlement                 (0.21)          0.21
Cumulative effect of a change
 in accounting for
 unbilled revenues                     --          (0.25)
                              ---------------------------------
                                    $0.05          $0.02
                              =================================

Earnings per share from core utility operations increased by $0.26 in 1993 compared to 1992 primarily due to growth in electric revenues attributed to higher customer base rates and a 6.6% increase in kilowatt-hour (kWh) sales. Electric sales benefited from hotter summer weather and a 2.0% increase in the number of customers. Electric customer base rates were raised in 1993 to recover higher costs, including the costs of adding electric generating capacity to meet the demand for electricity within the Company's service territory. (Refer to Note 2 to the Consolidated Financial Statements for additional information concerning changes in customer base rates.) The earnings growth from higher electric revenues was partially offset by increased non-fuel expenses, including operation and depreciation expenses, and also by the dilutive effect on earnings per share of more common shares outstanding. Financing requirements associated with utility plant were principally satisfied by issuing common stock in order to strengthen the Company's capitalization and reduce the level of financial risk.

In 1992, earnings per share from core utility operations increased by $0.06 in comparison to 1991, primarily due to additional electric and gas revenues from higher customer base rates. The additional base revenues from higher customer rates were partially offset by unfavorable effects of cooler summer weather on electric revenues, increased non-fuel expenses, and an increase in the number of common shares outstanding.

Core utility earnings for 1992 and 1991 include earnings from one-time, unusual items, not related to ongoing utility operations. As discussed in Note 4 to the Consolidated Financial Statements, in 1992, net income and earnings per share were increased by $11,397,000 and $0.21, respectively, due to settlement of a lawsuit filed by the Company concerning the 1987-1989 shutdown of the Peach Bottom Atomic Power Station by the Nuclear Regulatory Commission. In 1991, as discussed in Note 1 to the Consolidated Financial Statements, a change in accounting for unbilled revenues increased net income and earnings per share by $12,730,000 and $0.25, respectively.

As a regulated public utility, the Company may file applications for customer rate increases with regulatory commissions having jurisdiction over the Company's utility business in order to recover cost increase associated with supplying electricity and gas. The process of raising customer rates has certain risks, including the possibility that protracted hearings may result in a lag between the time when costs rise and when prices can be adjusted. During 1992 and 1993, the Company increased customer rates in a timely manner by amounts sufficient to recover higher costs. Even after these rate increases, the Company's electric rates are comparable to 1983 levels and lower than the average of utilities in the region.


COMPETITION
In October 1992, the Energy Policy Act of 1992 (the Energy Act) was enacted. The Energy Act enabled the Federal Energy Regulatory Commission (FERC) to order the provision of transmission service (wheeling of electricity) for wholesale (resale) electricity producers and also provided for the creation of a new category of electric power producers called exempt wholesale generators
(EWGs). These provisions of the Energy Act have enhanced the ability of utilities and non-utility generators to compete to serve resale customers currently served by a particular utility. Partly as a result of the Energy Act, industry-wide resale markets are experiencing increased competition. In 1993, gross electric revenues from the Company's resale business were $105.0 million or 13.0% of billed electric sales revenues.

In response to the changing environment in the electric utility industry, the Company has modified existing strategies and also developed new strategies. From a customer or market perspective, the Company has concluded that focusing on growing the retail portion of the business provides the best opportunity to meet the twin objectives of satisfying customers' needs while providing a fair return to shareholders. In order to maintain acceptable profitability levels while keeping customer prices competitive, the Company is stepping up efforts to find ways of reducing costs.

To facilitate implementation of this plan, the Company has developed market specific strategies intended to grow retail sales. The Company's retail prices are among the lowest in the region and the Company continues to maintain high customer favorability ratings. The Company believes it should have the ability to offer flexible pricing in order to compete to serve large retail customers. Such changes in pricing methods could require modification to the existing regulatory process. In Delaware, the Governor has convened a task force "to recommend reforms to the existing regulatory process, structure, and organization that will improve utility efficiency and encourage utility innovation, while assuring continued availability of utility services at affordable and competitive prices." The task force includes representatives from the Delaware Public Service Commission, utilities (including the Company), industrial customers, government, and the public.

In the resale market, the Company seeks to reduce the risk associated with a customer switching energy suppliers on short notice because providing electricity service requires investments in capital-intensive facilities which have long lives and require long lead-times for construction. In the Company's most recent resale base rate case, the resale customers agreed to provide a two-year notice for load reductions up to 30% and a five-year notice for load reductions greater than 30%.

Prior to this agreement, Old Dominion Electric Cooperative (ODEC), a resale customer, advised the Company that it would purchase up to 150 megawatts (MW) from another utility, beginning January 1, 1995. The Company is continuing to negotiate a partial-requirements service agreement (to serve the balance of ODEC's load) and a transmission service agreement (to transport the electricity ODEC plans to purchase) with ODEC to become effective January 1, 1995. The maximum reduction in annual non-fuel revenues that could result from ODEC's purchase of 150 MW from another utility is estimated to be about $24 million or $0.24 per share based on projected shares outstanding in 1995. To mitigate the potential impact of this loss of business, the Company is pursuing off-system sales of capacity and energy, intensifying cost control efforts, and if necessary, may apply for increases in customer rates. The Company expects that these strategies will reduce to approximately $0.08 or less, or possibly eliminate, the adverse earnings per share effect; however, the ultimate effect on future earnings depends on the degree of success experienced by the Company in implementing its strategies.

OTHER UTILITY CUSTOMER MATTERS

The Company is exploring various opportunities for increasing power sales. As part of the Company's efforts to grow its retail business, in December 1993, the Company offered $103.5 million to purchase the electrical system of the City of Dover, Delaware. The City of Dover has approximately 18,500 electric customers and annual revenues from electricity sales of about $37 million. Although the Company expects that the impact on earnings from the potential purchase would be minimal over the first year or two, incremental earnings are expected once economies of scale are achieved.

In December 1992, General Motors announced plans to close its Delaware manufacturing plant in 1996. The plant's closing could increase Delaware's unemployment rate by one to two percentage points. The direct impact on the Company's revenues from the loss of General Motors as a utility customer would be a decrease in non-fuel revenues of approximately $4 million or $0.04 per share.



COMPONENTS OF UTILITY REVENUES

Fuel and energy costs billed to customers (fuel revenues) are based on rates in effect in fuel adjustment clauses which are adjusted periodically to reflect cost changes and are subject to regulatory approval. Rates for non-fuel costs billed to customers are dependent on rates determined in base rate proceedings before regulatory commissions. Changes in non-fuel (base rate) revenues can directly affect the earnings of the Company. Fuel revenues, or fuel costs billed to customers, generally do not affect net income since the expense recognized as fuel costs is adjusted to match the fuel revenues. The amount of under- or over-recovered fuel costs is generally deferred until it is subsequently recovered from or returned to utility customers.

Electric revenues also include interchange delivery revenues which result from the sale of electric power to the Pennsylvania-New Jersey-Maryland Interconnection Association (PJM Interconnection) and certain utilities. The PJM Interconnection is an electric power pool comprised of a number of utilities in the region, including the Company. The power pool provides both capital and operating economies to member utilities. Interchange delivery revenues are reflected in the calculation of rates charged to customers under fuel adjustment clauses. Due to this ratemaking treatment, interchange delivery revenues do not affect net income.











(A graph titled "Regional Electric Price Comparison" is displayed on page 21 of the 1993 Annual Report to Stockholders. A description of this graph is included in the Appendix to Management's Discussion and Analysis of Financial Condition and Results of Operations.

ELECTRIC REVENUES AND SALES
In 1993, the percentages of total billed sales revenues contributed by the various customer classes were as follows: residential--37.9%; commercial
- --29.5%; industrial--18.7%; resale--13.0%; and other--0.9%.

Details of the changes in the various components of electric revenues are shown below.

Comparative Increase (Decrease) from
Prior Year in Electric Revenues

(Dollars in Millions)               1993          1992
                                   ---------------------
Non-fuel (Base Rate) Revenue
  Increased Rates                  $26.6         $27.4
  Sales Volume and Other            32.2          (5.1)
Fuel Revenue                         5.9         (23.8)
Interchange Delivery Revenue        30.8          (2.9)
                                   ----------------------
Total                              $95.5         $(4.4)
                                   ======================

The increases in non-fuel revenues shown above as "Increased Rates" of $26.6 million for 1993, and $27.4 million for 1992, resulted from the increases in electric customer base rates discussed in Note 2 to the Consolidated Financial Statements.

The non-fuel revenue variances shown in the above table as "Sales Volume and Other" are attributable to changes in sales volume, sales mix, and other factors. "Sales Volume and Other" variances for 1993 compared to 1992 were principally due to a 6.6% increase in total kWh sold. Sales to residential, commercial, and resale customers increased by 8.4%, 6.3% and 7.3% respectively, mainly due to increased kWh usage during the 1993 summer cooling season, which was hotter than normal (based on a historical 21-year average) and much hotter than 1992. Residential and commercial sales also benefited from increases in the number of customers served of 2.0% and 2.1% respectively. Industrial sales increased 3.7% due to increased production levels of certain large customers and more kWh sales to a major customer which provides some of its own power.

Despite a 0.5% increase in total kWh sold during 1992 in comparison to 1991, "Sales Volume and Other" variances resulted in a $5.1 million decrease in 1992 non-fuel revenues due to adverse effects of unusually cool summer weather on revenues. Charges billed to resale and other large customers for peak demand usage decreased, and a disproportionately lower volume of residential sales occurred during the summer when customer rates are higher. For 1992 sales compared to 1991, residential sales were relatively flat, but commercial and resale sales, which were not as strongly affected by the cool summer weather, increased by 1.3% and 1.8%, respectively, primarily due to customer growth. Industrial sales in 1992 remained at about the 1991 level due to the slow economic recovery.

Electric fuel revenues increased $5.9 million in 1993 due to higher kWh sales partially offset by lower rates charged to customers under the fuel adjustment clauses. In 1992, electric fuel revenues decreased $23.8 million due to lower fuel adjustment clause rates.

Interchange delivery revenues increased $30.8 million in 1993 mainly due to higher sales to the PJM Interconnection which resulted from increased demand for electricity in the region and greater availability of the Company's generating units. In 1992, interchange delivery revenues decreased $2.9 million due to extended maintenance outages at the Company's generating units, which reduced potential sales to the PJM Interconnection.

GAS REVENUES, SALES, AND TRANSPORTATION

The Company earns gas revenues from the sale of gas to customers and also from transporting gas through the Company's system for some customers who purchase gas directly from gas producers and pipelines.

Total 1993 gas revenues increased $11.1 million from 1992 due to a $1.2 million increase in non-fuel revenues and a $9.9 million increase in fuel revenues. Non-fuel revenues increased despite a 2.8% decrease in total cubic feet of gas sold and transported mainly due to increased sales to firm customers which are billed at higher rates than sales to non-firm (interruptible) and transportation customers. Firm sales increased 1.8% due to growth in the number of residential space-heating and commercial customers. The $9.9 million increase in gas fuel revenues was principally attributed to higher average fuel rates.

In 1992, total gas revenues increased $12.6 million in comparison to 1991 due to a $7.0 million increase in non-fuel revenues and a $5.6 million increase in fuel revenues. Non-fuel revenues increased due to $3.2 million of additional revenue from higher customer base rates, as discussed in Note 2 to the Consolidated Financial Statements, and due to a $3.8 million increase in sales volume. Total cubic feet of gas sold and transported in 1992 increased 10.9% over 1991 due to colder winter weather and new customers. Gas fuel revenues increased $5.6 million in 1992 primarily due to higher sales and bill-credits made to customers during 1991 for previously over-collected fuel costs.

ELECTRIC FUEL AND PURCHASED POWER EXPENSES
The components of the changes in electric fuel and purchased power expenses are shown in the table below.

Comparative Increase (Decrease) from Prior Year in Electric Fuel and Purchased Power Expenses

(Dollars in Millions)                1993      1992
                                   ------------------
Average Cost of Electric Fuel
  and Purchased Power               $(6.9)   $ (9.9)
Increased (Decreased) kWh Output     39.2      (1.9)
Deferral of Energy Costs              4.2     (12.0)
                                   -----------------
  Total                             $36.5    $(23.8)
                                   -----------------

In 1993, the "Average Cost of Electric Fuel and Purchased Power" decreased
$6.9 million from 1992 primarily due to addition to the electric system on June 1, 1993 of Hay Road Unit 4, a 175 MW combined cycle unit which uses exhaust heat from the three existing Hay Road combustion turbine units as its energy source. Lower oil prices also contributed to the decrease. The 1992 "Average Cost of Electric Fuel and Purchased Power" decreased $9.9 million from 1991 mainly due to lower coal and oil prices and increased power purchases at lower prices.

The $39.2 million increase in 1993 shown as "Increased (Decreased) kWh Output" was due to higher aggregate output from electric generating units and purchased power. Output rose in 1993 due to greater electric sales demand in the Company's service territory and increased interchange deliveries. In 1992, the $1.9 million decrease in kWh output was due to extended maintenance outages at certain generating units.

The kWh output required to serve load within the Company's service territory is equivalent to total output less interchange deliveries. In 1993, the Company's output for load within its service territory was provided by 46.7% coal generation, 14.6% nuclear generation, 26.0% oil and gas generation, and 12.7% net purchased power, which consisted primarily of purchases under an agreement with PECO Energy Company (PECO).

The variances shown in the table as "Deferral of Energy Costs" were due to varying levels of under- and/or over-collections of fuel costs which are subsequently recovered from or returned to utility customers.

OPERATION, MAINTENANCE, DEPRECIATION, AND INCOME TAX EXPENSES
In 1993, operation and maintenance expenses increased by $15.0 million from 1992 largely due to higher administrative and general expenses, including increases for salaries and wages, and postretirement benefits other than pensions due to adoption of the accounting required by Statement of Financial Accounting Standards (SFAS) No. 106. (Refer to Note 11 to the Consolidated Financial Statements for information on SFAS No. 106.) Although future increases in operation and maintenance expenses are expected due to additions of new utility plant, aging of existing utility plant, and normal inflationary pressures, the Company is actively working to minimize any such increases.

Operation and maintenance expenses increased by $6.8 million in 1992 in comparison to 1991 primarily due to higher maintenance outage costs for electric generating units and due to charges for the purchase of 48 MW of capacity which began June 1, 1992. These increases were partially offset by decreases in administrative and general expenses, including pension cost, and lower costs of operating and maintaining the electric transmission and distribution systems.

Depreciation expense increased $5.6 million in 1993 and $6.7 million in 1992 principally due to additions to the electric system, which included Hay Road Unit 4 in 1993 and a new stack for the Indian River power plant in 1992. The 1992 increase also reflects a full year's depreciation for Hay Road Unit 3 which was completed on June 1, 1991. Depreciation expense is expected to continue to increase as new electric plant is added and capital projects for environmental compliance are completed.

Income tax expense on operations increased $18.7 million in 1993 and $3.5 million in 1992 primarily due to higher pre-tax income. The 1993 increase also includes $1.6 million due to the increase in the federal income tax rate from 34% to 35%, effective January 1, 1993. Due to adoption in 1993 of SFAS No. 109, "Accounting for Income Taxes," deferred charges and deferred income tax liabilities increased $144.5 million. Cash flow and earnings were not materially affected and are not expected to be materially affected in the future due to anticipated recovery of the deferred tax liability through customer rates. Refer to Note 3 to the Consolidated Financial Statements for additional information on SFAS No. 109.



(Graphs titled "1993 Sources of Electricity" and "Electric Operation & Maintenance Expenses per kWh sold" are displayed on page 23 of the 1993 Annual Report to Stockholders. Descriptions of these graphs are included in the Appendix to Management's Discussion and Analysis of Financial Condition and Results of Operations.)

UTILITY FINANCING COSTS

Interest charges on debt of the core utility decreased $5.2 million in 1993 and $1.3 million in 1992 primarily due to lower interest rates which enabled the Company to reduce the average cost of its outstanding long-term debt through refinancings. The 1993 decrease in interest expense also reflects the effect of redeeming $50 million of 10% First Mortgage Bonds on June 1, 1993 with proceeds from a public offering of common stock. The Company refinanced $133.2 million, $255.5 million, and $85.5 million of its long-term debt in 1993, 1992, and 1991, respectively, resulting in annualized interest savings of $7.5 million in total. The interest savings are ultimately reflected in rates charged to utility customers.

Dividends on preferred stock increased $1.7 million in 1993 mainly because $40 million of 7 3/4% preferred stock issued in August 1992 was outstanding for all of 1993 compared to part of 1992. In 1992, the increase in preferred dividends due to issuance of the 7 3/4% preferred stock was largely offset by lower dividend payments on $61.1 million of the Company's preferred stock which has market-based dividend rates.

Allowance for equity and borrowed funds used during construction (AFUDC) decreased $1.0 million in 1993 mainly because construction of Hay Road Unit 4 was completed on May 31, 1993, resulting in lower average construction work-in-progress balances. AFUDC as a percentage of net income decreased from 8.3% in 1992 to 6.6% in 1993. In 1992, AFUDC increased $2.1 million from 1991, principally due to higher average construction work-in-progress balances attributable to construction of Hay Road Unit 4.

Due to increased common equity financing, the average number of shares of common stock outstanding increased in 1993 and 1992. Rates charged to customers are designed to result in sufficient revenues to offset the dilution of earnings per share due to increased common equity financing. The adverse effect on earnings per share of $0.13 in 1993 and $0.09 in 1992 from additional common shares outstanding was largely offset by revenues from base rate increases.

ENERGY SUPPLY

The Challenge 2000 Plan is the Company's strategy for providing an adequate, reliable supply of electricity to customers at reasonable rates, while minimizing adverse impacts on the environment. The Company's plan, which is updated periodically, is based on forecasts of demand for electricity in the service territory and PJM Interconnection reserve requirements. The Company's plan combines customer energy conservation and load management programs ("Save Some"), power purchases ("Buy Some"), and new power plants ("Build Some"). The plan is flexible and balanced. The plan's flexibility was recently demonstrated when the Company delayed the planned date of a power purchase by two years due to the decision of a resale customer (ODEC) to purchase 150 MW of its load from another utility beginning January 1, 1995.

As an electric utility, the Company must balance the potential risks of providing too much or not enough capacity. The main risks of excess capacity are that customer rates may become uncompetitive and regulators may not allow the associated costs to be recovered from ratepayers. The principal risks of inadequate capacity are reliability of service and that capacity deficiency charges would be owed to the PJM Interconnection which requires the Company to plan for and provide a certain capacity level.

During the past three years, the Challenge 2000 Plan has included 95 MW of additional load reduction from energy management programs, a 48 MW capacity purchase which began in 1992, and 297 MW of capacity from two new power plants, Hay Road Unit 3 and Unit 4, which were completed in 1991 and 1993, respectively. Looking forward through 2003, the Company's current plans for meeting the demand for energy include the following:

  (1) "Save Some"--Approximately 140 MW of additional load reduction from various customer-oriented energy management programs.

  (2) "Buy Some"--205 MW of capacity purchases, including 165 MW beginning in 1998 or later, and 40 MW in 1999 or later.

  (3) "Build Some"--The Company has filed for a Certificate of Public Convenience and Necessity to preserve the option of constructing by the year 2000 or later a 300 MW pulverized coal-fired baseload unit in Dorchester County, Maryland. The power plant, as currently planned, has an estimated construction cost of $695 million, including AFUDC.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary capital resources are internally generated funds (net cash provided by operating activities less common and preferred dividends) and external financings. These resources provide capital for investments in utility plant and other capital requirements, such as repayment of maturing debt and capital lease obligations.

Operating activities provided net cash inflows of $206.7 million in 1993, $220.8 million in 1992, and $181.1 million in 1991. In 1992, operating cash flow was increased by $11.4 million, net of income taxes, from receipt of a payment for settlement of the Peach Bottom lawsuit. Common dividends paid during 1993, 1992, and 1991 were $88.0 million, $82.0 million, and $77.1 million, respectively. These amounts represented 43%, 37%, and 43% of net cash provided by operating activities in 1993, 1992, and 1991, respectively. The ratio of common dividends paid per share to earnings per share was 88% in 1993, and 91% in 1992 and 1991.

Utility construction expenditures, the Company's largest capital requirement, are affected by many factors, including growth in demand for electricity, compliance with environmental regulations, and the need for improvement and replacement of existing facilities. Utility construction expenditures were $160.0 million in 1993, $207.4 million in 1992, and $181.8 million in 1991.
Construction expenditures decreased $47.4 million in 1993 primarily because construction of Hay Road Unit 4 was completed in May 1993. Construction expenditures in 1993 included $9.2 million for projects attributed to environmental compliance. Internally generated funds provided 68%, 63%, and 53% of the cash required for construction in 1993, 1992, and 1991, respectively.

Capital raised from financial markets during 1991-1993, net of $557 million of refinancings and redemptions, consisted of $229 million of common stock, $32 million of preferred stock, and $20 million of long-term debt. After considering the costs associated with issuing and refinancing debt and equity securities during 1991-1993 of approximately $37 million, the net amount of capital raised from external financings during this period was $244 million.

Sales of various equity interests in leveraged leases by the Company's nonutility subsidiaries resulted in a $21.5 million cash inflow during 1993.

The Company issued $158.2 million of long-term debt in 1993 at an average interest rate of 6.0% and redeemed $184.2 million of long-term debt which had an average interest rate of 8.1%. Debt refinancings in 1993 also included $15.5 million of variable rate demand bonds which were refinanced with similar bonds that have more favorable terms and an additional 14 years until maturity. The Company also refinanced its 7.88% and 7.84% series of preferred stock, $28.28 million in total, with $20 million of 6 3/4% preferred stock, and cash. The Company issued $109.5 million of common stock in 1993, including $77.1 million from a public offering of 3,300,000 shares in March 1993. Book value per share of common stock increased from $13.77 as of December 31, 1992, to $14.66 as of December 31, 1993. Approximately 70(cents) of the 89(cents) increase resulted from the sale of common stock at prices exceeding book value. The Company's capital structure as of December 31, 1993 and 1992 expressed as a percentage of total capitalization is shown below.


                                  1993    1992
                               -------------------
Long-term debt and variable
  rate demand bonds              43.0%   47.3%
Preferred stock                   9.3%   10.1%
Common stockholders' equity      47.7%   42.6%

Capital requirements for the period 1994-1995 are estimated to be $395 million, including $25 million for maturity of First Mortgage Bonds in 1994 and $334 million for utility construction, excluding AFUDC. The estimate of 1994-1995 utility construction requirements includes $44 million of environmental construction expenditures primarily related to plans for compliance with provisions of the Clean Air Act. During 1996-1998, an additional $65 million of construction expenditures (excluding AFUDC) related to compliance with environmental regulations are planned.

The Company anticipates that $250 million will be generated internally (net of common and preferred dividends) during 1994-1995. Forecasted internally generated funds for 1994-1995 represent 63% of estimated capital requirements and 75% of estimated utility construction expenditures. The balance is expected to be externally financed. During 1994-1995, long-term external financings are presently estimated at $140 million, including $90 million of long-term debt and $50 million (market value) of common stock.

After a recent review of the electric utility industry, bond rating agencies adopted more stringent rating guidelines for electric utilities due to increased risk associated with competition and other factors. The higher standards could potentially result in increased borrowing costs for the industry in general. Moody's and Duff & Phelps maintained their ratings of the Company's senior secured debt as "A2" and "A+," respectively. Standard & Poor's lowered its rating of the Company's senior secured debt to "A" from "A+." The Company views positively the relatively minimal movement in ratings of its senior secured debt after considering the higher standards adopted by the rating agencies.

(A graph titled "Internally Generated Funds & Construction Expenditures" is displayed on page 25 of the 1993 Annual Report to Stockholders. A description of this graph is included in the Appendix to Management's Discussion and Analysis of Financial Condition and Results of Operations.)

NONUTILITY SUBSIDIARIES

Information on the Company's nonutility subsidiaries, in addition to the following discussion, can be found in Notes 1 and 16 to the Consolidated Financial Statements.

Nonutility subsidiaries earned $0.03 per share in 1993 primarily due to after-tax gains on sales of equity and residual value interests in leveraged leases. Earnings also reflect income from ongoing leveraged leasing operations, operating services (management and operation of power plants), and landfill and waste hauling activities. Such income was offset by administrative and general expenses.

Nonutility subsidiaries earned $0.01 per share in 1992 primarily due to earnings from leveraged leases, operating services, and other businesses. These earnings were largely offset by an operating loss for landfill and waste hauling activities and by administrative and general expenses.

In 1991, the nonutility subsidiaries earned $0.03 per share. Gains from sales of purchase options on leveraged leases, which contributed $0.07 to 1991 earnings per share, were partly offset by an operating loss for landfill and waste hauling activities, accruals for potential settlements of litigation, and administrative and general expenses.

One of the nonutility subsidiaries leases five aircraft, in total, to Northwest Airlines, Inc.; Singapore Airlines Limited; and Express Airlines I, Inc. as part of its leveraged leasing business. The airline industry continues to be intensely competitive and certain airlines, which are not lessees of the Company's subsidiaries, have filed for protection under the bankruptcy laws. The Company's aircraft lessees are current on their lease payments.

In 1993, total subsidiary revenues, including gains, were $37.6 million compared to $14.4 million in 1992. The revenue increase was mainly due to the transfer of the contract for operation and maintenance of the Delaware City Power Plant (owned by Star Enterprise) from the parent company to a nonutility subsidiary.

REPORT OF MANAGEMENT

Management is responsible for the information and representations contained in the Company's financial statements. Our financial statements have been prepared in conformity with generally accepted accounting principles, based upon currently available facts and circumstances and management's best estimates and judgments of the expected effects of events and transactions.

Delmarva Power & Light Company maintains a system of internal controls designed to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written administrative policies, a program of internal audits, and procedures to assure the selection and training of qualified personnel.

Coopers & Lybrand, independent accountants, are engaged to audit the financial statements and express their opinion thereon. Their audits are conducted in accordance with generally accepted auditing standards which include a review of selected internal controls to determine the nature, timing, and extent of audit tests to be applied.

The Audit Committee of the Board of Directors, composed of outside directors only, meets with management, internal auditors, and independent accountants to review accounting, auditing, and financial reporting matters. The independent accountants are appointed by the Board on recommendation of the Audit Committee, subject to stockholder approval.

Howard E. Cosgrove
Chairman of the Board, President and
Chief Executive Officer

Barbara S. Graham
Vice President and
Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Delmarva Power & Light Company
Wilmington, Delaware

We have audited the accompanying consolidated balance sheets and statements of capitalization of Delmarva Power & Light Company and Subsidiary Companies as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delmarva Power & Light Company and Subsidiary Companies as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 1, 3 and 11, respectively, to the consolidated financial statements, in 1991 the Company changed its method of accounting for unbilled revenues and in 1993 changed its method of accounting for income taxes and postretirement benefits other than pensions.



Coopers & Lybrand
2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 4, 1994

CONSOLIDATED STATEMENTS OF INCOME

                                                                                  Year Ended December 31,
(Dollars in Thousands)                                                         1993         1992        1991
- -------------------------------------------------------------------------------------------------------------
Operating Revenues
   Electric                                                                $875,663     $780,175    $784,599
   Gas                                                                       94,944       83,869      71,222
                                                                          -----------------------------------
                                                                            970,607      864,044     855,821
                                                                          -----------------------------------
Operating Expenses
   Electric fuel and purchased power                                        298,307      261,784     285,595
   Gas purchased                                                             53,631       43,797      38,140
   Operation and maintenance                                                248,052      233,038     226,240
   Depreciation                                                             100,929       95,285      88,610
   Taxes other than income taxes                                             37,419       37,037      34,918
   Income taxes                                                              68,130       49,392      45,908
                                                                          -----------------------------------
                                                                            806,468      720,333     719,411
                                                                          -----------------------------------
Operating Income                                                            164,139      143,711     136,410
                                                                          -----------------------------------
Other Income
   Nonutility Subsidiaries
      Revenues and gains                                                     37,636       14,397      15,448
      Expenses including interest and income taxes                          (35,828)     (13,908)    (14,170)
                                                                          -----------------------------------
         Net earnings of nonutility subsidiaries                              1,808          489       1,278
   Allowance for equity funds used during construction                        5,309        5,631       4,199
   Other income, net of income taxes                                            511       12,855       4,042
                                                                          -----------------------------------
                                                                              7,628       18,975       9,519
                                                                          -----------------------------------
Income Before Utility Interest Charges                                      171,767      162,686     145,929
                                                                          -----------------------------------
Utility Interest Charges
   Debt                                                                      60,431       65,667      66,952
   Other                                                                      3,664        2,570       1,907
   Allowance for borrowed funds used during construction                     (3,404)      (4,077)     (3,436)
                                                                          -----------------------------------
                                                                             60,691       64,160      65,423
                                                                          -----------------------------------
Earnings
   Income before cumulative effect of a change in accounting principle      111,076       98,526      80,506
   Cumulative effect of a change in accounting for unbilled revenues             --           --      12,730
                                                                          -----------------------------------
   Net income                                                               111,076       98,526      93,236
   Dividends on preferred stock                                              10,002        8,349       7,977
                                                                          -----------------------------------
   Earnings applicable to common stock                                     $101,074     $ 90,177    $ 85,259
                                                                          ===================================

Average Shares of Common Stock Outstanding (000)                             57,557       53,456      50,581

Earnings Per Average Share of Common Stock
   Before cumulative effect of a change in accounting principle               $1.76        $1.69       $1.44
   Cumulative effect of a change in accounting for unbilled revenues             --           --        0.25
                                                                          -----------------------------------
   Total earnings per share                                                   $1.76        $1.69       $1.69
                                                                          ===================================

Dividends Declared Per Share of Common Stock                                  $1.54        $1.54       $1.54

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)                                                                 Year Ended December 31,
                                                                             1993               1992               1991
- -------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                               $111,076            $98,526            $93,236
Adjustments to reconcile net income to
 net cash provided by operating activities
   Depreciation and amortization                                          112,926            105,624             99,313
   Allowance for equity funds used during construction                     (5,309)            (5,631)            (4,199)
   Investment tax credit adjustments, net                                  (2,515)            (2,417)            (2,844)
   Deferred income taxes, net                                              (1,171)            10,749             12,870
   Net change in:
     Accounts receivable                                                  (15,851)            (4,384)           (26,528)
     Inventories                                                            5,314              9,696               (171)
     Accounts payable                                                      (3,749)             8,779            (12,428)
     Other current assets & liabilities/(1)/                               11,441               (680)            22,338
  Other, net                                                               (5,438)               491               (462)
                                                                      ---------------------------------------------------
Net cash provided by operating activities                                 206,724            220,753            181,125
                                                                      ---------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures, excluding AFUDC                               (159,991)          (207,439)          (181,820)
Allowance for borrowed funds used during construction                      (3,404)            (4,077)            (3,436)
Change in working capital for construction                                  3,123             (9,823)            14,538
Cash flows from leveraged leases
  Sale of interests in leveraged leases                                    21,542                 --              5,375
  Insurance proceeds from casualty loss                                        --              4,115                 --
  Other                                                                     1,511              1,858              4,750
Investment in subsidiary projects and operations                           (2,827)            (7,013)            (4,504)
Net (increase)/decrease in bond proceeds held in trust funds                1,152              6,076               (205)
Deposits to nuclear decommissioning trust funds                            (2,657)            (3,770)            (1,831)
Sale of utility plant and inventory                                            --                 --              4,733
Other, net                                                                   (389)            (2,677)            (1,332)
                                                                      ---------------------------------------------------
Net cash used by investing activities                                    (141,940)          (222,750)          (163,732)
                                                                      ---------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends:    Common                                                      (87,989)           (81,986)           (77,097)
              Preferred                                                   (10,042)            (8,492)            (7,947)
Issuances:    Long-term debt/(2)/                                         148,200            273,335            117,000
              Variable rate demand bonds                                   15,500                 --                 --
              Common stock                                                109,463             32,200             87,900
              Preferred stock                                              20,000             40,000                 --
Redemptions:  Long-term debt                                             (184,206)          (257,178)           (86,794)
              Variable rate demand bonds                                  (15,500)                --                 --
              Common stock                                                   (748)              (259)                --
              Preferred stock                                             (28,280)                --                 --
Principal portion of capital lease payments                                (9,956)           (10,339)           (10,593)
Net change in term loan                                                    10,000                 --                 --
Net change in short-term debt                                             (17,000)             5,950            (12,250)
Cost of issuances and refinancings                                        (13,097)           (16,187)            (7,900)
                                                                      ---------------------------------------------------
Net cash provided/(used) by financing activities                          (63,655)           (22,956)             2,319
                                                                      ---------------------------------------------------
Net change in cash and cash equivalents                                     1,129            (24,953)            19,712
Beginning of year cash and cash equivalents                                21,888             46,841             27,129
                                                                      ---------------------------------------------------
End of year cash and cash equivalents                                     $23,017            $21,888            $46,841
                                                                      ===================================================

(1) Other than debt and deferred income taxes classified as current.
(2) Excluding net change in term loan.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)                                    As of December 31,
                                                        1993                  1992
- -------------------------------------------------------------------------------------
ASSETS
Utility Plant--At Original Cost
  Electric                                           $2,561,507            $2,345,869
  Gas                                                   176,167               163,139
  Common                                                122,182               127,852
                                                    ---------------------------------
                                                      2,859,856             2,636,860
  Less: Accumulated depreciation                        989,351               929,869
                                                    ---------------------------------
  Net utility plant in service                        1,870,505             1,706,991
  Construction work-in-progress                          91,001               187,844
  Leased nuclear fuel, at amortized cost                 33,905                36,782
                                                    ---------------------------------
                                                      1,995,411             1,931,617
                                                    ---------------------------------

Investments and Nonutility Property
  Investment in leveraged leases                         50,914                72,858
  Funds held by trustee                                  17,577                15,274
  Other investments and nonutility property, net         55,248                59,163
                                                    ---------------------------------
                                                        123,739               147,295
                                                    ---------------------------------

Current Assets
  Cash and cash equivalents                              23,017                21,888
  Accounts receivable
    Customers                                            98,472                88,499
    Other                                                18,405                12,527
  Inventories, at average cost
    Fuel (coal, oil, and gas)                            27,335                32,624
    Materials and supplies                               37,687                39,055
  Prepayments                                             9,534                 7,907
  Deferred income taxes, net                             10,713                 8,236
                                                    ---------------------------------
                                                        225,163               210,736
                                                    ---------------------------------

Deferred Charges and Other Assets
  Unamortized debt expense                               11,222                11,219
  Deferred debt refinancing costs                        28,794                22,510
  Deferred recoverable plant costs                       15,613                15,019
  Deferred recoverable income taxes                     144,463                    --
  Other                                                  49,124                36,397
                                                    ---------------------------------
                                                        249,216                85,145
                                                    ---------------------------------
  Total                                              $2,593,529            $2,374,793
                                                    =================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS


(Dollars in Thousands)                                                     As of December 31,
                                                                       1993                   1992
- ----------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

Capitalization (See Statements of Capitalization)
  Common stock, $2.25 par value; 90,000,000 shares authorized;
    shares outstanding: 1993--58,829,283, 1992--54,143,853         $ 132,366              $ 121,824
  Additional paid-in capital                                         470,997                374,976
  Retained earnings                                                  259,507                249,176
  Unearned compensation                                                 (675)                  (187)
                                                                 ------------------------------------
       Total common stockholders' equity                             862,195                745,789
    Preferred stock                                                  168,085                176,365
    Long-term debt                                                   736,368                787,387
                                                                 ------------------------------------
                                                                   1,766,648              1,709,541
                                                                 ------------------------------------

Current Liabilities
  Short-term debt                                                         --                 17,000
  Long-term debt due within one year                                  25,986                    946
  Variable rate demand bonds                                          41,500                 41,500
  Accounts payable                                                    55,175                 56,389
  Taxes accrued                                                       10,987                 11,593
  Interest accrued                                                    15,522                 15,190
  Dividends declared                                                  22,664                 20,900
  Current capital lease obligation                                    12,684                 12,709
  Deferred energy costs                                               14,229                  7,933
  Other                                                               32,681                 25,265
                                                                 ------------------------------------
                                                                     231,428                209,425
                                                                 ------------------------------------

Deferred Credits and Other Liabilities
  Deferred income taxes, net                                         497,457                352,474
  Deferred investment tax credits                                     49,475                 51,990
  Long-term capital lease obligation                                  23,335                 26,081
  Other                                                               25,186                 25,282
                                                                 ------------------------------------
                                                                     595,453                455,827
                                                                 ------------------------------------

  Commitments and Contingencies (Notes 12, 13, and 14)                    --                     --

                                                                 ------------------------------------
  Total                                                           $2,593,529             $2,374,793
                                                                 ====================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION


(Dollars in Thousands)                                                                           As of December 31,
                                                                                                1993            1992
- -----------------------------------------------------------------------------------------------------------------------
COMMON STOCKHOLDERS' EQUITY
Total common stockholders' equity/(1)/                                                   $  862,195        $  745,789
                                                                                         ------------------------------


CUMULATIVE PREFERRED STOCK
Par value $1 per share, 10,000,000 shares authorized, none issued                               ---               ---
Par value $25 per share, 3,000,000 shares authorized,
 7 3/4% Series, 1,600,000 shares issued/(2)/                                                 40,000            40,000
Par value $100 per share, 1,800,000 shares authorized:
                                                             Current call
Series                              Shares outstanding      price per share
- -------------------------------------------------------------------------------
                                     (1993 and 1992)
3.70%-5%                           320,000 and 320,000    $103.00-$105.00                    32,000            32,000
6 3/4%                             200,000 and       0          /(3)/                        20,000               ---
7.52%                              150,000 and 150,000        $103.50                        15,000            15,000
7.84%-7.88%                              0 and 282,800          ---                             ---            28,280
Adjustable---5.54%, 5.83%/(4)/     160,850 and 160,850        $103.00                        16,085            16,085
Auction rate---2.71%, 3.05%/(4)/   450,000 and 450,000        $100.00                        45,000            45,000
                                                                                         ------------------------------
                                                                                            168,085           176,365
                                                                                         ------------------------------
LONG-TERM DEBT
First Mortgage Bonds:
                                        12/31/93             12/31/92
Maturity                             Interest Rates       Interest Rates
- -------------------------------------------------------------------------------
1994                                     4 5/8%               4 5/8%                         25,000            25,000
1997                                     6 3/8%               6 3/8%                         25,000            25,000
1998                                       ---                  7%                              ---            25,000
2002-2003                             6.40%-6.95%            6.95%-8%                       120,000           120,000
2004                                       ---                6.60%                             ---            18,200
2014-2015                             7.30%-8.15%            7.30%-8.15%                     81,000            81,000
2018-2022                             5.90%-8.50%            6.75%-10%                      208,200           240,000
2032                                      6.05%                  ---                         15,000               ---
                                                                                         ------------------------------
                                                                                            474,200           534,200

Other Bonds, due 2011-2017, 7.15%-7.50%                                                      54,500            54,500

Pollution Control Notes:
Series 1973, due 1994-1998, 5.75%                                                             6,500             6,650
Series 1976, due 1994-2006, 7 1/8%-7 1/4%                                                     3,300             3,400

Medium Term Notes, due 1998, 5.69%                                                           25,000               ---
Medium Term Notes, due 1999, 7 1/2%                                                          30,000            30,000
Medium Term Notes, due 2002-2004, 8.30%-9.29%                                                39,000            39,000
Medium Term Notes, due 2007, 8 1/8%                                                          50,000            50,000
Medium Term Notes, due 2020-2021, 8.96%-9.95%                                                61,000            61,000

First Mortgage Notes, 9.65%/(5)/                                                              8,244             8,809
Term Loan, due 1996, 3.27%/(6)/                                                              10,000               ---
Other Obligations, due 1994-2000, 8.5%                                                        1,307             1,497
Unamortized premium and discount, net                                                          (697)             (723)
Current maturities of long-term debt                                                        (25,986)             (946)
                                                                                         ------------------------------
Total long-term debt                                                                        736,368           787,387
                                                                                         ------------------------------
Total capitalization                                                                      1,766,648         1,709,541
                                                                                         ------------------------------
Variable Rate Demand Bonds/(7)/                                                              41,500            41,500
                                                                                         ------------------------------
Total capitalization with Variable Rate Demand Bonds                                     $1,808,148        $1,751,041
                                                                                         ==============================

(1) Refer to Consolidated Statements of Changes in Common Stockholders' Equity for additional information.

(2) Redeemable beginning September 30, 2002, at $25 per share.

(3) Redeemable beginning November 1, 2003, at $100 per share.

(4) Average rates during 1993 and 1992, respectively.

(5) Repaid through monthly payments of principal and interest over 15 years ending November 2002.

(6) Refer to item 7 of Note 9 to the Consolidated Financial Statements.

(7) Classified under current liabilities as discussed in item 9 of Note 9 to the Consolidated Financial Statements.


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY


(Dollars in Thousands)
                                           Common                  Additional                              Unearned
                                           Shares       Par           Paid-in      Retained    Treasury     Compen-
                                      Outstanding     Value/(1)/      Capital      Earnings       Stock      sation        Total
- --------------------------------------------------------------------------------------------------------------------------------

Balance as of January 1, 1991          47,889,358      $107,751      $271,694      $235,247          --          --     $614,692
Net income                                                                           93,236                               93,236
Cash dividends declared
  Common stock ($1.54)                                                              (78,937)                             (78,937)
  Preferred stock                                                                    (7,977)                              (7,977)
Issuance of common stock
  Public offering                       3,500,000         7,875        56,000                                             63,875
  DRIP/(2)/                             1,126,802         2,535        18,640                                             21,175
  Stock options                           150,450           339         2,471                                              2,810
  Other issuance                            2,354             5            35                                                 40
  Expenses                                                             (2,331)                                            (2,331)
                                       -----------------------------------------------------------------------------------------

Balance as of December 31, 1991        52,668,964       118,505       346,509       241,569          --          --      706,583
Net income                                                                           98,526                               98,526
Cash dividends declared
  Common stock ($1.54)                                                              (82,570)                             (82,570)
  Preferred stock                                                                    (8,349)                              (8,349)
Issuance of common stock
  DRIP/(2)/                             1,336,871         3,008        26,471                                             29,479
  Stock options                           129,500           292         2,256                                              2,548
  Other issuance                            8,518            19           154                                                173
Expenses of common and preferred
  stock issuances                                                        (414)                                              (414)
Reacquired shares                         (12,490)                                                 (259)                    (259)
Shares granted/(3)/                        12,490                                                   259        (259)          --
Amortization of unearned compensation                                                                            72           72
                                       -----------------------------------------------------------------------------------------

Balance as of December 31, 1992        54,143,853       121,824       374,976       249,176          --        (187)     745,789
Net income                                                                          111,076                              111,076
Cash dividends declared
  Common stock ($1.54)                                                              (89,792)                             (89,792)
  Preferred stock                                                                   (10,002)                             (10,002)
Issuance of common stock
  Public offering                       3,300,000         7,425        69,713                                             77,138
  DRIP/(2)/                             1,246,380         2,804        26,519                                             29,323
  Stock options                           139,050           313         2,689                                              3,002
  Expenses                                                             (2,627)                                            (2,627)
Reacquired shares                         (31,490)                                                 (748)                    (748)
Shares granted/(3)/                        31,490                                                   748        (748)          --
Amortization of unearned compensation                                                                           260          260
Refinancing of preferred stock                                           (273)         (951)                              (1,224)
                                       -----------------------------------------------------------------------------------------

Balance as of December 31, 1993        58,829,283      $132,366      $470,997      $259,507          --      $ (675)    $862,195
                                       =========================================================================================

/(1)/ The Company's common stock has a par value of $2.25 per share and 90,000,000 shares are authorized.

/(2)/ Dividend Reinvestment and Common Share Purchase Plan (DRIP) -- As of December 31, 1993, 2,818,536 shares were reserved for issuance through the DRIP.

/(3)/ Shares of restricted common stock granted under the Company's Long Term
      Incentive Plan.

See accompanying Notes to Consolidated Financial Statements.

1. SIGNIFICANT ACCOUNTING POLICIES


NATURE OF BUSINESS
The Company is predominantly a public utility that provides electric service on the Delmarva Peninsula in an area consisting of about 5,700 square miles with a population of approximately 1.0 million. The Company also provides gas service in an area consisting of about 275 square miles with a population of approximately 457,000 in northern Delaware, including the City of Wilmington. In addition, the Company has wholly owned subsidiaries engaged in nonutility activities.

REGULATION OF UTILITY OPERATIONS
The Company is subject to regulation with respect to its retail utility sales by the Delaware and Maryland Public Service Commissions (DPSC and MPSC, respectively) and the Virginia State Corporation Commission (VSCC), which have broad powers over rate matters, accounting, and terms of service. Gas sales are subject to regulation by the DPSC. The Federal Energy Regulatory Commission (FERC) exercises jurisdiction with respect to the Company's accounting systems and policies, and the wholesale (resale) transmission and sale of electric energy. FERC also regulates the price and other terms of transportation of natural gas purchased by the Company. The percentage of utility operating revenues regulated by each Commission for the year ended December 31, 1993 was as follows: DPSC 64%, MPSC 22%, VSCC 3%, and FERC 11%.

In conformity with generally accepted accounting principles, the Company's accounting policies reflect the financial effects of rate regulation and decisions issued by regulatory commissions having jurisdiction over the Company's utility business. In accordance with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company defers expense recognition of certain costs ("deferred charges"). Deferred charges are subsequently amortized to expense over the period that the cost is recovered through customer rates.

REPORTING OF SUBSIDIARIES
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries--Delmarva Energy Company; Delmarva Industries, Inc.; Delmarva Services Company; and Delmarva Capital Investments, Inc. and its subsidiaries. The results of operations of the Company's nonutility subsidiaries are reported in the consolidated statements of income as "Other income." Refer to Note 16 to the Consolidated Financial Statements for financial information about the Company's subsidiaries.

UTILITY REVENUES
Prior to 1991, the Company recorded revenues as billed to its customers on a monthly cycle billing basis. At the end of each month, there was an amount of unbilled electric and gas service that had been rendered from the last meter reading to the month-end. Effective January 1, 1991, the Company began recording non-fuel (base rate) revenues for services provided but not yet billed to more closely match revenues with expenses. The cumulative effect of the one-time change in accounting for unbilled revenues increased 1991 net income by $12,730,000 ($0.25 per share).

When interim rates are placed in effect subject to refund, the Company recognizes revenues based on expected final rates.

FUEL EXPENSE
Fuel costs charged to the Company's results of operations are generally adjusted to match fuel costs included in customer billings (fuel revenues). The difference between fuel revenues and actual fuel costs incurred is reported on the balance sheet as "deferred energy costs." The deferred balance is subsequently recovered from or returned to utility customers.

The Company's share of nuclear fuel at the Peach Bottom Atomic Power Station (Peach Bottom) and the Salem Nuclear Generating Station (Salem) is financed through a contract which is accounted for as a capital lease. Nuclear fuel costs, including a provision for the future disposal of spent nuclear fuel, are charged to fuel expense on a unit of production basis.

DEPRECIATION EXPENSE
The annual provision for depreciation on utility property is computed on the straight-line basis using composite rates by classes of depreciable property. The relationship of the annual provision for depreciation for financial accounting purposes to average depreciable property was 3.7% for 1993, 3.6% for 1992, and 3.7% for 1991. Depreciation expense includes a provision for the Company's share of the estimated cost of decommissioning (decontaminating and removing) nuclear power plant reactors based on amounts billed to customers for such costs. Refer to Note 6 to the Consolidated Financial Statements for information on nuclear decommissioning.

INTEREST EXPENSE
The amortization of debt discount, premium, and expense, including refinancing expenses, is included in other interest charges. On a consolidated basis, total interest charges incurred were $65,421,000 in 1993, $70,156,000 in 1992, and $72,456,000 in 1991.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
Allowance for funds used during construction (AFUDC) is included in the cost of utility plant and represents the cost of borrowed and equity funds used to finance construction of new utility facilities. The amount of AFUDC capitalized is also reported in the Consolidated Statements of Income as a reduction of interest charges for the borrowed funds component and as other income for the equity funds component. AFUDC was capitalized on utility plant construction at the rates of 9.6% in 1993 and 1992, and 9.9% in 1991.

LEVERAGED LEASES
The Company's investment in leveraged leases includes the aggregate of rentals receivable (net of principal and interest on nonrecourse indebtedness) and estimated residual values of the leased equipment less unearned and deferred income (including investment tax credits). Unearned and deferred income is recognized at a level rate of return during the periods in which the net investment is positive.

FUNDS HELD BY TRUSTEE
Funds held by trustee generally includes deposits in the Company's external nuclear decommissioning trusts and unexpended, restricted or tax exempt bond proceeds. Earnings on such trust funds are also reflected in the balance.

2. BASE RATE MATTERS

Electric base rate increases were filed with regulatory commissions beginning in October 1992 to recover higher costs associated with Hay Road Unit 4 which was placed in service on June 1, 1993, postretirement benefit costs under SFAS No. 106, and other items including general inflation. Base rate increases which became effective in 1993 are summarized below.


                     Annualized Base            Effective
Jurisdiction         Revenue Increase              Date
- ----------------------------------------------------------
Retail electric
  Delaware(1)        $24.9 million or 5.8%       06/01/93
  Maryland(2)        $ 7.8 million or 4.3%       04/01/93
  Virginia(3)        $ 1.3 million or 7.2%       10/05/93
Resale (FERC)(4)     $ 1.5 million or 1.5%       06/03/93


(1) Based on a settlement agreement approved by the DPSC on October 5, 1993, which included an 11.5% return on equity. Net of fuel savings from Hay Road Unit 4, customer rates increased 3.7%.

(2) Based on a settlement agreement approved by the MPSC on March 26, 1993. Although a return on equity was not specified in the settlement agreement, the Company believes that the implied return on equity approaches 12%. Net of fuel savings from Hay Road Unit 4, customer rates increased 2.3%.

(3) Based on a pending settlement agreement which is subject to approval by the VSCC. The agreement reflects an 11.05% return on equity.

(4) Based on a settlement agreement which is subject to approval by the FERC.


Changes in base rates which became effective in 1992 are summarized below.


                     Annualized Base            Effective
Jurisdiction         Revenue Increase              Date
- ----------------------------------------------------------
Retail electric
  Delaware(1)        $18.5   million or 4.3%       01/01/92
  Maryland(2)        $ 5.5   million or 3.3%       01/01/92
  Virginia(3)        $ 1.15  million or 5.1%       07/01/92
Resale (FERC)(4)     $ 4.125 million or 4.4%       02/19/92
Delaware Gas(5)      $ 4.1   million or 5.6%       02/02/92

(1) Included a 12.5% return on equity.

(2) A specific return on equity was not stated in the settlement agreement approved by the MPSC.

(3) Included on 11.5% return on equity.

(4) A specific return on equity was not stated in the settlement agreement approved by the FERC.

(5) Included a 12.5% return on equity.

3. INCOME TAXES

The Company and its wholly owned subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the Company's utility business and subsidiaries based upon their respective taxable incomes, tax credits, and effects of the alternative minimum tax, if any.

Prior to January 1, 1993, deferred income taxes were provided on timing differences between the tax and financial accounting recognition of certain income and expenses. Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which replaced the deferred method of income tax accounting with the liability method. Under the liability method, deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. The principle effects on the Company's financial statements of adopting SFAS No. 109 were a $144.5 million increase in net deferred tax liabilities and a $144.5 million increase in "deferred recoverable income taxes," which is an asset representing future recovery of the deferred taxes over the lives of the related assets through rates charged to utility customers. These amounts include $17.4 million of adjustments to recognize the effect of the increase in the federal income tax rate from 34% to 35% during 1993. Deferred income tax expense under SFAS No. 109 represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits from regulated operations are being amortized over the useful lives of the related utility plant. Investment tax credits associated with leveraged leases are being amortized over the lives of the related leases during the periods in which the net investment is positive.


COMPONENTS OF CONSOLIDATED INCOME TAX EXPENSE
(Dollars in Thousands)                                               1993           1992            1991
- ----------------------------------------------------------------------------------------------------------
Operation
  Federal:  Current                                               $50,264        $30,819         $31,777
            Deferred                                                7,710         11,597           8,924

  State:    Current                                                10,839          6,755           6,596
            Deferred                                                1,832          2,638           1,455

  Investment tax credit adjustments, net                           (2,515)        (2,417)         (2,844)
Other income
  Federal:  Current                                                 9,398          7,559          (4,773)
            Deferred                                               (9,398)        (3,482)          2,336

  State:    Current                                                   287          1,369             (34)
            Deferred                                               (1,315)            (4)           (188)
Income taxes on cumulative effect of a
  change in accounting for unbilled revenues                           --             --           8,520
                                                                ------------------------------------------
Total income tax expense                                          $67,102        $54,834         $51,769
                                                                ==========================================

RECONCILIATION OF EFFECTIVE INCOME TAX RATE
The amount computed by multiplying income before tax by the federal statutory rate is reconciled below to the total income tax expense.

                                                       1993                          1992                         1991
(Dollars in Thousands)                          Amount        Rate            Amount        Rate           Amount        Rate
- -----------------------------------------------------------------------------------------------------------------------------
Statutory federal income
   tax expense                                $62,362         35%           $52,142         34%          $49,302         34%
Increase (decrease) due to
   Depreciation not normalized                  1,676          1              1,959          1             2,103          1
   ITC amortization                            (2,832)        (2)            (2,780)        (2)           (3,456)        (2)
   State income taxes, net of
     federal tax benefit                        7,567          4              7,099          5             6,120          4
   Other, net                                  (1,671)        --             (3,586)        (2)           (2,300)        (1)
                                            ---------------------------------------------------------------------------------
Total income tax expense                      $67,102         38%           $54,834         36%          $51,769         36%
                                            =================================================================================

COMPONENTS OF DEFERRED INCOME TAXES
The tax effect of temporary differences which give rise to the Company's net deferred tax liability are shown below.

                                                            As of
(Dollars in Thousands)                                    12/31/93
- --------------------------------------------------------------------
Deferred Tax Liabilities
   Utility plant basis differences
    Accelerated depreciation                              $292,655
    Other                                                   97,530
   Leveraged leases                                         49,339
   Deferred recoverable income taxes                        62,124
   Other                                                    30,630
                                                        -----------
   Total deferred tax liabilities                          532,278
                                                        -----------
Deferred Tax Assets
   Deferred investment tax credits                          17,316
   Other                                                    28,218
                                                        -----------
   Total deferred tax assets                                45,534
                                                        -----------
Total deferred taxes, net                                 $486,744
                                                        ===========

Valuation allowances for deferred tax assets were not material as of December 31, 1993.

4. OTHER INCOME

The components of "Other income, net of income taxes" as presented in the Consolidated Statements of Income are shown in the table below. Effective January 1, 1993, the contract for operation and maintenance of the Delaware City Power Plant (owned by Star Enterprise) was transferred from the parent company to a nonutility subsidiary. The 1993 revenues and expenses associated with the contract are included in the operating results of the Company's nonutility subsidiaries as reported in Note 16 to the Consolidated Financial Statements.


(Dollars in Thousands)                    1993            1992            1991
- --------------------------------------------------------------------------------
Revenues and Income
  Revenues                              $2,413         $14,837         $22,509
  Peach Bottom lawsuit settlement           --          18,538              --
  Interest, dividends, other income      2,457           2,424           3,966

Expenses
  Operating and other expenses           4,793          15,326          22,192
  Income tax expense (benefit)            (434)          7,618             241
                                      ------------------------------------------
Net                                     $  511         $12,855         $ 4,042
                                      ==========================================

On July 27, 1988, the Company, Atlantic City Electric Company, and Public Service Electric and Gas Company filed lawsuits against PECO to recover replacement power and other costs incurred as a result of the shutdown of Peach Bottom by the Nuclear Regulatory Commission (NRC) on March 31, 1987. The Company's share of costs resulting from the shutdown were charged against earnings during the period of the shutdown (March 1987 through November 1989). On March 31, 1992, the Peach Bottom co-owners reached a settlement agreement under which PECO paid $18,538,000 to the Company. The settlement increased 1992 net income by $11,397,000 ($0.21 per share).


5. JOINTLY OWNED PLANT

The Company's balance sheet includes its proportionate share of assets and liabilities related to jointly owned plant. The Company's share of operating and maintenance expenses of the jointly owned plant is included in the corresponding expenses in the Consolidated Statements of Income. The Company is responsible for providing its share of financing for the jointly owned facilities. Information with respect to the Company's share of jointly owned plant as of December 31, 1993 was as follows:


                                     Megawatt                          Construction
                        Ownership  Capability  Plant in   Accumulated       Work in
(Dollars in Thousands)      Share       Owned   Service  Depreciation      Progress
- ------------------------------------------------------------------------------------
Nuclear
  Peach Bottom              7.51%      157 MW  $122,955      $ 57,881       $ 6,386
  Salem                     7.41%      164 MW   199,737        85,077        10,584
Coal-Fired
  Keystone                  3.70%       63 MW    16,020         6,823           695
  Conemaugh                 3.72%       63 MW    17,236         7,723         8,388
Transmission Facilities    Various                4,563         1,932            --
                                              --------------------------------------
Total                                          $360,511      $159,436       $26,053
                                              ======================================

6. NUCLEAR RECOMMISSIONING

The Company is funding its share of the estimated future cost of decommissioning (decontaminating and removing) the Peach Bottom and Salem nuclear reactors over the remaining lives of the plants. The Company estimates its share of future decommissioning costs based on NRC regulations concerning the minimum nuclear decommissioning financial assurance amount. The ultimate cost of decommissioning the Peach Bottom and Salem nuclear reactors may exceed the NRC minimum nuclear decommissioning financial assurance amount. This amount is updated annually for inflation and increased in 1993 to approximately $117 million from the Company's previous estimate of $53.7 million primarily due to higher estimated costs for disposing of low level radioactive waste. The Company's accrued decommissioning liability, which is reflected in the accumulated reserve for depreciation, was $29.1 million as of December 31, 1993. External trust funds established by the Company for the purpose of funding decommissioning costs had an aggregate balance of $17.3 million and a fair market value of $18.6 million as of December 31, 1993. The Company is recovering, through rates charged to electric customers, nuclear decommissioning costs based on an amount approximating the Company's previous liability estimate of $53.7 million. Based on prior decisions by regulatory commissions, the Company expects that customer rates will be adjusted to provide for recovery of the Company's 1993 estimate of future decommissioning costs of $117 million.


7. COMMON STOCK

1) The Company's Restated Certificate and Articles of Incorporation and the Mortgage and Deed of Trust securing the Company's outstanding bonds contain restrictions on the payment of dividends on common stock. Such restrictions would become applicable if the Company's capital and retained earnings fall below certain specific levels or if preferred dividends are in arrears. Under the most restrictive of these provisions, as of December 31, 1993, approximately $223.8 million was available for payment of common dividends.

2) Prior to January 1, 1993, the Company had a nonqualified stock option plan for certain employees. Options were priced at the actual market value on the grant date. Effective January 1, 1993, the Company's Board of Directors declared that no new stock options will be granted and that the performance-based restricted stock program will be the program under the Long Term Incentive Plan which is in effect. Changes in stock options are summarized below.

                                        1993                            1992                           1991
                                Number        Option             Number       Option            Number       Option
                               of Shares      Price             of Shares     Price            of Shares     Price
- ------------------------------------------------------------------------------------------------------------------------
    Beginning-of-year
        balance                 192,100   $17 1/2-$21 1/4       270,200   $17 1/2-$21 1/4       302,900   $17 1/2-$21 1/4
    Options granted                --            --              59,900       $20 1/2           117,750        $18 1/8
    Options exercised           139,050   $17 1/2-$21 1/4       129,500   $17 1/2-$21 1/4       150,450   $17 1/2-$17 3/4
    Options forfeited              --            --               8,500       $21 1/4              --            --
    End-of-year balance          53,050   $17 1/2-$21 1/4       192,100   $17 1/2-$21 1/4       270,200   $17 1/2-$21 1/4
    Exercisable                  53,050   $17 1/2-$21 1/4       132,200   $17 1/2-$21 1/4       152,450   $17 1/2-$21 1/4


8. PREFERRED STOCK

1) On November 4, 1993, the Company issued 200,000 shares of 6 3/4%, cumulative preferred stock, $100 per share par value, for $20 million. The dividend is cumulative and is payable quarterly. Beginning on November 1, 2003, the 6 3/4% preferred stock will be redeemable, at any time at the option of the Company, in whole or in part, at $100 per share plus unpaid accumulated dividends, if any. On December 1, 1993, the Company used the proceeds and cash on-hand to redeem $18.28 million of the Company's 7.88% preferred stock and $10.0 million of the Company's 7.84% preferred stock.

2) On August 4, 1992, the Company issued 1,600,000 shares of 7 3/4%, cumulative preferred stock, $25 per share par value, for $40 million.

9. DEBT

1) Substantially all utility plant of the Company now or hereafter owned is subject to the lien of the Mortgage and Deed of Trust.

2) On June 1, 1993, $50 million of 10% First Mortgage Bonds, due December 1, 2018, were redeemed with a portion of the proceeds received from a public offering of common stock.

3) On June 7, 1993, the Delaware Economic Development Authority issued on behalf of the Company $15 million of 6.05% Gas Facilities Revenue Bonds (Series A), due June 1, 2032, and also issued $18.2 million of 5.90% Pollution Control Refunding Revenue Bonds (Series B), due June 1, 2021. The proceeds from the Series A Bonds are being used to finance additions to the Company's gas system. The proceeds from the Series B Bonds were used on July 8, 1993 to redeem $18.2 million of 6.6% Pollution Control Revenue Bonds, due July 1, 2004. Both the Series A and B Bonds are collateralized by First Mortgage Bonds and are insured.

4) On June 23, 1993, the Company issued $25 million of unsecured, 5.69% Medium Term Notes, due June 24, 1998. The proceeds were used on July 23, 1993 to redeem $25 million of 7% First Mortgage Bonds, due November 1, 1998.

5) On July 1, 1993, the Company issued $90 million of 6.40% First Mortgage Bonds, due July 1, 2003. The proceeds were used on August 2, 1993 to redeem $90 million of First Mortgage Bonds comprised of the following series: $35 million, 7 5/8% Series due 2001; $30 million, 7 1/2% Series due 2002; and $25 million, 8% Series due 2003.

6) As of December 31, 1993, the fair market value of the Company's long-term debt was $833,502,000 in comparison to the book value of $736,368,000. As of December 31, 1992, the fair market value of the Company's long-term debt was $822,494,000 in comparison to the book value of $787,387,000. The fair market value of the Company's long-term debt was estimated using discounted cash flow calculations, based on interest rates available to the Company for debt with similar terms, maturities, and credit worthiness.

7) As of December 31, 1993, the Company had $125 million of bank lines of credit, including $50 million of such credit lines under which the Company may convert short-term borrowings to a term loan maturing on July 31, 1996 (or earlier at the discretion of the Company). As of December 31, 1993, $10 million of short-term borrowings by the Company were classified as long-term debt ("Term Loan") in recognition of the long-term financing capability provided by the credit lines. The Company is generally required to pay commitment fees for its credit lines. The lines of credit are periodically reviewed by the Company, at which time they may be renewed or cancelled.

8) Maturities of long-term debt and sinking fund requirements during the next five years are as follows: 1994--$26,486,000; 1995--$1,346,000;
1996--$11,422,000; 1997--$26,510,000; 1998--$32,239,000.

9) A total of $41.5 million of Variable Rate Demand Bonds were outstanding as of December 31, 1993 and 1992, respectively. Although Variable Rate Demand Bonds are classified as current liabilities, the Company intends to use the Variable Rate Demand Bonds as a source of long-term financing by setting the bonds' interest rates at market rates and, if advantageous, by utilizing one of the fixed rate/fixed term conversion options of the bonds. The bonds are due on demand or at maturity in the years 2017 and 2028 for principal amounts of $26.0 million and $15.5 million, respectively. During 1993, $15.5 million of Variable Rate Demand Bonds due in 2014 were refinanced with like bonds due in 2028. Average annual interest rates on the Variable Rate Demand Bonds were 2.5% in 1993.

10. PENSION PLAN

The Company has a defined benefit pension plan covering all regular employees. The benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute each year the net periodic pension cost for that year. However, the contribution for any year will not be less than the minimum required contribution nor greater than the maximum tax deductible contribution. There were no pension contributions in 1993, 1992, or 1991. Pension plan assets consist primarily of equity securities and public bond securities.

The following schedules show the funded status of the plan, the components of pension cost, and assumptions.


RECONCILIATION OF FUNDED STATUS OF THE PLAN                                               As of December 31,
(Dollars in Thousands)                                                          1993                              1992
- -----------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested                                                                    $ 236,209                         $218,776
  Nonvested                                                                    25,721                           22,699
                                                                            -------------------------------------------
                                                                              261,930                          241,475
Effect of estimated future compensation increases                             123,562                          112,941
                                                                            -------------------------------------------
Projected benefit obligation                                                  385,492                          354,416
Plan assets at fair value                                                     521,897                          475,690
                                                                            -------------------------------------------
Excess of plan assets over projected benefit obligation                       136,405                          121,274
Unrecognized prior service cost                                                19,255                           18,988
Unrecognized net gain                                                        (108,183)                         (93,407)
Unrecognized net transition asset                                             (36,455)                         (39,769)
                                                                            -------------------------------------------
Prepaid pension cost                                                        $  11,022                         $  7,086
                                                                            ===========================================

                                                                                       Year Ended December 31,
COMPONENTS OF NET PENSION COST                                                  1993             1992             1991
- -----------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Service cost--benefits earned during period                                  $13,152          $12,606         $  9,815
Interest cost on projected benefit obligation                                 26,411           24,261           21,909
Actual return on plan assets                                                 (58,247)         (39,104)         (96,302)
Net amortization and deferral                                                 14,748           (1,715)          64,438
                                                                            -------------------------------------------
Net pension cost                                                             $(3,936)         $(3,952)        $   (140)
                                                                            ===========================================

ASSUMPTIONS                                                                     1993             1992             1991
- -----------------------------------------------------------------------------------------------------------------------
Discount rates used to determine projected
  benefit obligations as of December 31                                        7.25%            7.25%            7.00%
Rates of increase in compensation levels                                       6.50%            6.50%            6.50%
Expected long-term rates of return on assets                                   8.25%            8.25%            8.00%

11.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS


Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual accounting for postretirement benefits other than pensions. The Company provides health-care and life insurance benefits for its retired employees and substantially all of the Company's employees may become eligible for these benefits upon retirement. Prior to adoption of SFAS No. 106, the Company recognized the costs of these benefits by expensing the benefits as paid. The amounts expensed in 1992 and 1991 were $4,496,000 and $4,176,000, respectively.

The Company has elected to recognize the cost of its transition obligation
(the accumulated postretirement benefit obligation as of January 1, 1993) by amortizing it on a straight-line basis over 20 years. The Company's SFAS No. 106 obligation and cost are based on a discount rate of 7.75% as of January 1, 1993 and 7.25% as of December 31, 1993. The assumed rate of increase in health-care costs (health-care cost trend rate) was 12% in 1993, decreasing to 11% in 1994 and gradually decreasing to 5.5% by 2011. Increasing the health-care cost trend rates of future years by one percentage point would increase the accumulated postretirement benefit obligation by $3.3 million and would increase annual aggregate service and interest costs by $0.3 million.

In December 1993, the Company contributed $5.8 million to external trust funds in order to begin to fund the SFAS No. 106 obligation. The assets in the trusts consist primarily of short-term taxable and tax-exempt marketable securities. The Company's policy is to fund the obligation to the extent that SFAS No. 106 costs are reflected in customer rates, including amounts which are capitalized.

The following schedules show the funded status of the plan and the components of the cost of postretirement benefits other than pensions.



RECONCILIATION OF FUNDED STATUS OF THE PLAN                        As of
(Dollars in thousands)                                            12/31/93
- ----------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
   Active employees fully eligible for benefits                   $17,380
   Other active employees                                          20,351
   Current retirees                                                43,118
                                                                 -----------
                                                                   80,849
Plan assets at fair value                                           5,825
                                                                 -----------
APBO in excess of plan assets                                      75,024
Unrecognized transition obligation                                (68,728)
Unrecognized net loss                                              (4,939)
                                                                 -----------
Accrued postretirement benefit cost                               $ 1,357
                                                                 ===========


ANNUAL COST OF POSTRETIREMENT BENEFITS OTHER THAN PENSIONS       Year ended
(Dollars in thousands)                                            12/31/93
- ----------------------------------------------------------------------------
Service cost--benefits earned during period                       $ 2,206
Interest cost on projected benefit obligation                       5,613
Amortization of the unrecognized transition obligation              3,617
                                                                 -----------
Net SFAS No. 106 cost                                             $11,436
                                                                 ===========

12. COMMITMENTS


The Company estimates that approximately $155.3 million, excluding AFUDC, will be expended for construction purposes in 1994.

The Company has a 26-year agreement with Star Enterprise effective through May 31, 2018 to purchase 48 MW of capacity supplied by the Delaware City Power Plant, which the Company sold to Star Enterprise in December 1991. Under the terms of the agreement, the maximum capacity charge for a year is $3.4 million, if the unit's availability exceeds 85 percent.

The Company has an agreement for the future purchase of 165 MW of power over a 30-year period from a cogeneration facility to be constructed by the Delaware Clean Energy Project (DCEP) and located in Delaware. On April 20, 1993, the DPSC issued an order which neither approved nor disapproved the DCEP agreement. The agreement, as amended, provides the Company and DCEP the right, until November 1, 1994, to terminate the agreement. The date for the start of commercial operations of the facility remains to be determined, but in any event will not be prior to June 1, 1998. Assuming 93% availability, capacity charges under the agreement are currently expected to be approximately $44.5 million per year for the first 16 years and $31.2 million per year for the remaining 14 years.

In order to ensure adequate supplies of fuel, the Company has certain commitments under long-term fuel supply contracts. Excluding nuclear fuel discussed below, the Company's commitments under its long-term fuel supply contracts are $76 million in 1994, $62 million in 1995, $57 million in 1996, $45 million in 1997, and $38 million in 1998.

The Company's share of nuclear fuel at Peach Bottom and Salem is financed through a nuclear fuel energy contract which is accounted for as a capital lease. Payments under the contract are based on the quantity of nuclear fuel burned by the plants. The Company's obligation under the contract is generally the net book value of the nuclear fuel financed, which was $33.9 million as of December 31, 1993.

The Company leases an 11.9% interest in the Merrill Creek Reservoir. The lease is considered an operating lease and payments over the remaining lease term, which ends in 2032, are $165.6 million in aggregate. The Company also has long-term leases for certain other facilities and equipment. Minimum commitments as of December 31, 1993 under all noncancelable lease agreements (excluding payments under the nuclear fuel energy contract which cannot be reasonably estimated) are as follows: 1994-$6,716,000; 1995-$6,691,000; 1996-$6,639,000;
1997-$5,552,000; 1998-$5,345,000; after 1998-$150,296,000; total-$181,239,000.
Approximately 91% of the minimum lease commitments shown above are payments due under the Company's lease of an 11.9% interest in the Merrill Creek Reservoir.


RENTALS CHARGED TO OPERATING EXPENSES
The following amounts were charged to operating expenses for rental payments under both capital and operating leases:

(Dollars in Thousands)                           1993          1992      1991
- -----------------------------------------------------------------------------
Interest on nuclear fuel capital lease         $1,014        $1,111    $1,633
Interest on other capital leases                  282           321       345
Amortization of nuclear fuel capital lease      9,956        10,231    10,242
Amortization of other capital leases              287           323       351
Operating leases                               15,176        14,063    14,507
                                            ---------------------------------
                                              $26,715       $26,049   $27,078
                                            =================================

13.  ENVIRONMENTAL MATTERS

The Company is subject to regulation with respect to the environmental effects of its operations, including air and water quality control, solid waste disposal and limitation on land use by various federal, regional, state and local authorities. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs because of environmental considerations and requirements. The disposal of Company-generated hazardous substances can result in costs to clean up facilities found to be contaminated due to past disposal practices. Federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or uncontrolled hazardous waste sites. The Company is currently a potentially responsible party (PRP) at one such site and is alleged to be a third party contributor at two other such sites. The Company also has three former coal gasification sites and is currently conducting a study of one of the three sites to assess the extent of contamination and risk to the environment. The Company does not expect clean-up and other potential costs related to the PRP and coal gasification sites, either separately or cumulatively, to have a material effect on the Company's financial position or results of operations.



14.  CONTINGENCIES

1)  Nuclear Insurance
In the event of an incident at any commercial nuclear power plant in the United States, the Company could be assessed for a portion of any third party claims associated with the incident. Under the provisions of the Price Anderson Act, if third party claims relating to such an incident exceed $200 million (the amount of primary insurance), the Company could be assessed up to $23.7 million for third party claims. In addition, Congress could impose a revenue raising measure on the nuclear power industry to pay such claims.

The co-owners of Peach Bottom and Salem maintain nuclear property damage and decontamination insurance in the aggregate amount of $2.7 billion for each station. The Company is self-insured, to the extent of its ownership interest, for its share of property losses in excess of insurance coverages. Under the terms of the various insurance agreements, the Company could be assessed up to $3.5 million in any policy year for losses incurred at nuclear power plants insured by the insurance companies.

The Company is a member of an industry mutual insurance company, which provides replacement power cost coverage in the event of a major accidental outage at a nuclear power plant. The premium for this coverage is subject to retrospective assessment for adverse loss experience. The Company's present maximum share of any assessment is $1.4 million per year.

2) Other
On December 14, 1993, Star Enterprise (Star) filed a lawsuit against the Company seeking an accounting, a refund, and damages totalling $9.3 million. Star alleges that the Company overcharged Star for pension and tax-related costs under a contract entered into by the parties' predecessors in 1955 (the "1955 Agreement"). The Company believes it acted properly under the 1955 Agreement and that it does not owe Star any amounts claimed in this lawsuit. The Company cannot predict the outcome of the lawsuit.

The Company is involved in certain other legal and administrative proceedings before various courts and governmental agencies concerning rates, fuel contracts, tax filings, and other matters. The Company expects that the ultimate disposition of these proceeding will not have a material effect on the Company's financial position or results of operations.



15.  SUPPLEMENTAL CASH FLOW INFORMATION

In the consolidated financial statements, the Company considers highly liquid marketable securities and debt instruments purchased with a maturity of three months or less to be cash equivalents.

CASH PAID DURING THE YEAR FOR                                    Year Ended December 31,
(Dollars In Thousands)                                      1993            1992            1991
- -------------------------------------------------------------------------------------------------
   Interest, net of capitalized amount                   $58,154         $62,127         $65,788
   Income taxes, net of refunds                          $72,384         $46,310         $37,397

16. NONUTILITY SUBSIDIARIES

The following presents condensed financial information of the Company's nonregulated wholly owned subsidiaries: Delmarva Energy Company; Delmarva Industries, Inc; and Delmarva Capital Investments, Inc. A subsidiary which leases real estate to the Company's utility business, Delmarva Services Company, is excluded from these statements since its income is derived from intercompany transactions which are eliminated in consolidation.


CONDENSED SUBSIDIARY STATEMENTS OF INCOME
(Dollars in Thousands)
                                                           1993               1992               1991
- -----------------------------------------------------------------------------------------------------
Revenues and Gains
  Landfill and waste hauling                             $11,745            $9,021            $ 6,154
  Operating services                                      22,118             3,038              2,939
  Other revenues                                           2,117               998              1,129
  Leveraged leases/(1)/                                      835                61              5,044
  Other investment income                                    821             1,279                182
                                                         --------------------------------------------
                                                          37,636            14,397             15,448
                                                         --------------------------------------------

Costs and Expenses
  Operating expenses                                      36,424            15,765             15,509
  Interest expense                                           246               550              1,704
  Capitalized interest                                      (246)             (231)              (143)
  Income tax (benefit)                                      (596)           (2,176)            (2,900)
                                                         --------------------------------------------
                                                          35,828            13,908             14,170
                                                         --------------------------------------------
Net income                                               $ 1,808           $   489            $ 1,278
                                                         ============================================
Earnings per share of common stock attributed to
  subsidiaries                                           $  0.03           $  0.01            $  0.03

/(1)/ On an after-tax basis, leveraged leasing, including gains on sales of equity and residual value interests, contributed $1,754,000, $1,813,000, and $4,663,000 to earnings in 1993, 1992, and 1991, respectively.



CONDENSED SUBSIDIARY BALANCE SHEETS
(Dollars In Thousands)
                                            As of December 31,           Liabilities and              As of December 31,
Assets                                      1993          1992           Stockholder's Equity          1993         1992
- ---------------------------------------------------------------------------------------------------------------------------
Current Assets                                                           Current Liabilities
  Cash and cash equivalents               $15,929     $  6,033             Debt due within
                                                                            one year                $    193      $   181
  Other                                     7,489        2,477             Other                      11,903        9,689
                                          --------------------                                      ---------------------
                                           23,418        8,510                                        12,096        9,870
                                                                                                    ---------------------
Noncurrent assets                                                        Noncurrent liabilities
  Investment in                                                            Deferred income taxes      55,008       65,604
    Leveraged leases                       50,914       72,858             Other                       3,089        3,196
    Other                                   4,623        5,481                                      ---------------------
                                                                                                      58,097       68,800
                                                                                                    ---------------------
Property, plant & equipment
  Landfill & waste hauling                 27,420       28,488
  Other                                     3,512        2,089           Stockholder's Equity         40,392       39,981
Other                                         698        1,225
                                         ---------------------                                      ---------------------
Total                                    $110,585     $118,651           Total                      $110,585     $118,651
                                         =====================                                      =====================

17.  SEGMENT INFORMATION

Segment information with respect to electric and gas operations was as follows:

(Dollars in Thousands)                         1993          1992         1991
- --------------------------------------------------------------------------------
Electric Operations
   Operating revenues                    $  875,663    $  780,175   $  784,599
   Operating income                         154,412       134,260      129,295
   Depreciation                              94,549        89,421       83,363
   Construction expenditures                142,238       192,493      163,399

Gas Operations
   Operating revenues                        94,944        83,869       71,222
   Operating income                           9,727         9,451        7,115
   Depreciation                               6,380         5,864        5,247
   Construction expenditures                 17,753        14,888       18,302

Identifiable Assets, Net
   Electric                               2,268,100     2,042,496    1,895,124
   Gas                                      160,618       142,740      130,875
   Assets not allocated                     164,811       189,557      237,719


18.  QUARTERLY FINANCIAL INFORMATION

The quarterly data presented below reflect all adjustments necessary in the opinion of the Company for a fair presentation of the interim results. Quarterly data normally vary seasonally with temperature variations, differences between summer and winter rates, the timing of rate orders, and the scheduled downtime and maintenance of electric generating units.

                                                                      Earnings                     Earnings
                                                                    Applicable         Average          per
Quarter                     Operating     Operating         Net      to Common          Shares      Average
Ended                         Revenue        Income      Income          Stock     Outstanding        Share
                                          (Dollars in Thousands)                (In Thousands)
- ------------------------------------------------------------------------------------------------------------
1993
   March 31                  $248,007      $ 46,278     $ 34,414     $ 31,911         55,135        $0.58
   June 30                    214,638        31,239       18,758       16,279         58,036        $0.27
   September 30               275,385        59,015       44,279       41,789         58,372        $0.72
   December 31                232,577        27,607       13,625       11,095         58,687        $0.19
                            --------------------------------------------------------------------------------
                             $970,607      $164,139     $111,076     $101,074         57,557        $1.76
                            ================================================================================
1992
   March 31                  $225,130      $ 38,058      $34,789      $32,988         52,876        $0.62
   June 30                    193,797        29,279       14,259       12,464         53,285        $0.24
   September 30               237,717        48,080       34,056       31,810         53,685        $0.59
   December 31                207,400        28,294       15,422       12,915         53,980        $0.24
                            --------------------------------------------------------------------------------
                             $864,044      $143,711      $98,526      $90,177         53,456        $1.69
                            ================================================================================

In the first quarter of 1992, the Company recorded the results of the Peach Bottom lawsuit settlement (Note 4 to the Consolidated Financial Statements) which increased 1992 net income by $11,397,000 ($0.21 per share).

       Appendix to Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                           Descriptions of Graphs


"Regional Electric Price Comparison"
- ------------------------------------

   On page 21 of the 1993 Annual Report to Stockholders, a graph titled "Regional Electric Price Comparison" is displayed. The graph compares electric prices for Delmarva Power to a regional average of electric utilities. The price comparisons are based on 1992 average electric prices per kilowatt-hour (kWh) and are made for the residential, commercial, and industrial customer classes.

   For each of the customer classes (residential, commercial, and industrial), two side-by-side vertical, rectangular bars are displayed. The bar on the left represents the Delmarva Power price and the bar on the right represents the regional average price. The y-axis is scaled in cents, beginning at zero, increasing by increments of two cents, and ending at ten cents. The prices graphed are as follows:

                    Delmarva         Regional
                     Power           Average
                    --------         --------

   Residential          8.48             9.86

   Commercial           7.04             8.64

   Industrial           4.63             6.59


"1993 Sources of Electricity"
- -----------------------------

   On page 23 of the 1993 Annual Report to Stockholders, a pie graph titled "1993 Sources of Electricity" is displayed. The sources of electricity shown on the pie graph are as follows:



     Purchased Power, net          12.7%

     Coal                          46.7%

     Oil and Gas                   26.0%

     Nuclear                       14.6%

       Appendix to Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                           Descriptions of Graphs


"Electric Operation & Maintenance Expenses Per kWh Sold"
- --------------------------------------------------------

   On page 23 of the 1993 Annual Report to Stockholders, a graph titled "Electric Operation & Maintenance Expenses Per kWh Sold" is displayed. Electric operation and maintenance expenses, expressed in cents per kWh sold, are graphed for Delmarva Power, a regional average of electric utilities, and a national average of electric utilities. The y-axis is scaled in cents, beginning at 1.00, increasing by increments of 0.25, and ending at 2.75. The x-axis consists of the years 1988, 1989, 1990, 1991, 1992, and 1993. The following data points, cents per kWh sold, are plotted as lines on the graph.

                                   1988  1989  1990  1991  1992  1993
                                   ----  ----  ----  ----  ----  -----
                                             (Cents Per kWh)


   Delmarva Power                  1.54  1.55  1.60  1.68  1.73  1.59

   Regional Average                1.81  1.83  1.93  1.95  1.98    (1)

   National Average                2.06  2.11  2.28  2.42  2.52    (1)

                                         (1) Data not available and not graphed.


"Internally Generated Funds & Construction Expenditures"
- --------------------------------------------------------

   On page 25 of the 1993 Annual Report to Stockholders, a graph titled "Internally Generated Funds & Construction Expenditures" is displayed. The y-axis is scaled in millions of dollars, beginning at zero, increasing by increments of $30 million, and ending at $210 million. The x-axis consists of the years 1991, 1992, 1993, 1994 (forecast), and 1995 (forecast). For each year, two side-by-side vertical, rectangular bars are displayed. The bar on the left is internally generated funds and the bar on the right is construction expenditures. The graphed data are as follows:

                                        1991  1992  1993  1994*  1995*
                                        ----  ----  ----  -----  -----
                                              (millions of dollars)

   Internally Generated
     Funds                               96   130   109   125*   125*

   Construction
     Expenditures                       182   207   160   155*   179*

                                                           *Forecast

                                      -2-