Form 10-K, Exhibit 13
period 1994-12-31
DELMARVA POWER & LIGHT CO /DE/
filed 1995-03-23
CIK 27879

                                                                     Exhibit 13

SELECTED FINANCIAL DATA

                                                                                 Year Ended December 31,
(Dollars in Thousands, Except Per Share Amounts)         1994             1993             1992              1991            1990
- ------------------------------------------------------------------------------------------------------------------------------------

Operating Results and Data
- --------------------------
Operating Revenues                                   $991,021         $970,607         $864,044          $855,821        $812,217
Operating Income                                     $163,156(1)      $164,139         $143,711(2)       $136,410        $144,473(3)
Income Before Cumulative Effect of a
 Change in Accounting Principle                      $108,310(1)      $111,076          $98,526(2)        $80,506         $37,311(3)
Cumulative Effect of a Change in
 Accounting for Unbilled Revenues                          --               --               --           $12,730              --
Net Income                                           $108,310(1)      $111,076          $98,526(2)        $93,236         $37,311(3)
Earnings Applicable to Common Stock                   $98,940(1)      $101,074          $90,177(2)        $85,259         $28,527(3)
Electric Sales (kWh 000) (4)                       12,505,082       12,280,230       11,520,811        11,460,280      11,081,211
Gas Sold and Transported (mcf 000)                     20,342           19,605           20,168            18,184          18,263

Common Stock Information
- ------------------------
Earnings Per Share of Common Stock
 Before Cumulative Effect of a
 Change in Accounting Principle                         $1.67(1)         $1.76            $1.69(2)          $1.44           $0.60(3)
 Cumulative Effect of a Change in
 Accounting for Unbilled Revenues                          --               --               --             $0.25              --
 Total Earnings Per Share                               $1.67(1)         $1.76            $1.69(2)          $1.69           $0.60(3)

Dividends Declared Per
 Share of Common Stock                                  $1.54            $1.54            $1.54             $1.54           $1.54
Average Shares Outstanding (000)                       59,377           57,557           53,456            50,581          47,534
Year-End Common Stock Price                          $18 9/64          $23 5/8          $23 1/4           $21 1/4         $18 1/8
Book Value Per Common Share                            $14.85           $14.66           $13.77            $13.42          $12.84
Return on Average Common Equity                          11.1%            12.0%            12.2%             12.4%            4.3%

Capitalization
- --------------
Variable Rate Demand Bonds (VRDB) (5)                 $71,500          $41,500          $41,500           $41,500         $41,500
Long-Term Debt                                        774,558          736,368          787,387           770,146         741,032
Preferred Stock                                       168,085          168,085          176,365           136,365         136,365
Common Stockholders' Equity                           884,169          862,195          745,789           706,583         614,692
                                                  ----------------------------------------------------------------------------------
Total Capitalization with VRDB                     $1,898,312       $1,808,148       $1,751,041        $1,654,594      $1,533,589
                                                  ==================================================================================

Other Information
- -----------------
Total Assets                                       $2,669,785       $2,592,479       $2,374,793        $2,263,718      $2,125,715
Long-Term Capital Lease Obligation                    $19,660          $23,335          $26,081           $29,337         $32,354
Construction Expenditures (6)                        $154,119         $159,991         $207,439          $181,820        $187,823
Internally Generated Funds (IGF) (7)                 $123,948         $108,693         $130,275           $96,081        $112,551
IGF as a Percent of Construction
 Expenditures                                              80%              68%              63%               53%             60%

(1) An early retirement offer decreased earnings net of income taxes and earnings per share by $10.7 million and $0.18, respectively.

(2) The settlement of a lawsuit with PECO Energy Company increased earnings net of income taxes and earnings per share by $11.4 million and $0.21, respectively.

(3) The write-off of joint venture subsidiary investments decreased earnings net of income taxes and earnings per share by $42.5 million and $0.89, respectively.

(4)  Excludes interchange deliveries.

(5) Although Variable Rate Demand Bonds are classified as current liabilities, the Company intends to use the bonds as a source of long-term financing as discussed in Note 12 to the Consolidated Financial Statements.

(6)  Excludes Allowance for Funds Used During Construction.

(7) Net cash provided by operating activities less common and preferred dividends.

                                       20
                         Delmarva Power & Light Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings
- --------
The earnings per average share of common stock attributed to the core utility business and nonutility subsidiaries are shown below.


                                             1994         1993        1992
                                           -------------------------------
Core Utility
  Operations                               $ 1.81        $1.73       $1.47
  Early retirement offer                    (0.18)          --          --
  Peach Bottom lawsuit settlement              --           --        0.21
                                           -------------------------------
                                             1.63         1.73        1.68
Nonutility subsidiaries                      0.04         0.03        0.01
                                           -------------------------------
  Total                                    $ 1.67        $1.76       $1.69
                                           ===============================

Dividends
- ---------
On December 21, 1994, the Board of Directors declared a common stock dividend of $0.38 1/2 per share for the fourth quarter. During 1994, the Board reaffirmed their commitment to the current dividend of $1.54 per year. The Board believes the dividend is secure and sustainable at its current level, barring major unforeseen changes. Future earnings and cash flow are expected to support the current dividend, which provides a competitive yield for the Company's stock. On a historical basis, common dividends per share as a percentage of earnings per share were 92% in 1994, 88% in 1993, and 91% in 1992.

Core Utility Earnings
- ---------------------
The components of change from the prior year in core utility earnings per share are shown below.

                                                                    1994 vs. 1993      1993 vs. 1992
                                                                    --------------------------------
Operations
   Electric revenues, net of fuel expense
       Rate increases                                                  $ 0.17             $ 0.31
       Sales volume and other                                            0.08               0.37
   Gas revenues, net of fuel expense                                     0.03               0.01
   Operation and maintenance expense                                    (0.02)             (0.17)
   Depreciation                                                         (0.09)             (0.07)
   Effect of increased number of average common shares                  (0.05)             (0.13)
   Other                                                                (0.04)             (0.06)
                                                                    --------------------------------
                                                                         0.08               0.26
Early retirement offer                                                  (0.18)                --
Peach Bottom lawsuit settlement                                            --              (0.21)
                                                                    --------------------------------
                                                                       $(0.10)            $ 0.05
                                                                    ================================

Excluding the effects of unusual items discussed below, earnings per share from core utility operations compared to the prior year increased by $0.08 in 1994 and $0.26 in 1993. Both years' earnings increases were primarily due to additional electric base revenues from increased electric sales and rate increases which were effective for part of 1993 and all of 1994. Significant variances which partially offset the growth in earnings from core utility operations in 1994 and 1993 included higher depreciation expense and the dilutive effect of additional common shares outstanding. In 1993, higher operation and maintenance expense also substantially reduced the earnings growth. The variance in other net financing costs--interest expense, preferred dividends, and allowance for funds used during construction--did not significantly affect 1994 and 1993 earnings per share comparisons against the prior year.

                                       21
                         Delmarva Power & Light Company

Core utility earnings for 1994 and 1992 reflect certain unusual items. In 1994, as discussed in Note 4 to the Consolidated Financial Statements, the Company recorded a charge to earnings ($10.7 million after taxes or $0.18 per share) to reflect its voluntary early retirement offer which resulted in a workforce reduction of 10.5% or 296 people. In 1992, as discussed in Note 5 to the Consolidated Financial Statements, net income and earnings per share were increased by $11.4 million and $0.21, respectively, due to settlement with PECO Energy Company (PECO) of a lawsuit filed by the Company concerning the 1987 to 1989 shutdown of the Peach Bottom Atomic Power Station by the Nuclear Regulatory Commission.

Strategic Plans for Competition
- -------------------------------
Competition for the business of electric wholesale (resale) customers has increased primarily due to federal legislation and customer demands. Resale customers can choose their local utility or another power producer to supply their electricity requirements. While the Company's resale business accounted for 13% of its 1994 electric revenues, neighboring utilities' resale revenues average only 1% to 2% of their electric revenues. Thus, compared to these utilities, the Company has higher resale market risk.

The Company has reduced its resale market risk through extended service contracts and longer notice provisions for load reductions. The Company has signed electric supply contracts with eight of its nine municipal customers, representing about 95% of municipal revenues, for extended terms of eight to twenty years. The Company also has signed agreements with its other electric resale customers which require two years notice for load reductions up to 30% and five years notice for load reductions greater than 30%.

In addition to increased competition in the resale market, changes affecting competition in the retail markets are developing. Individual states, including Maryland, New Jersey, and Pennsylvania, are beginning to consider what changes in regulatory policies might be appropriate, and whether retail customers should be able to purchase electricity from sources other than their local utility.

Market-Driven Strategies

Recognizing changes in the utility industry, the Company has implemented market-driven strategies and segmented markets according to customer needs and buying patterns. The major market segments are the core market, the competitive market, and the commodity market.

The core market segment, which represents about 60% of the Company's electric sales revenues, is comprised of residential and small to medium-size commercial and industrial customers. The Company's strategies for growth in the core market focus on sustaining relative price stability, maintaining superior customer service, and expanding and growing energy-related value added products and services.

The competitive market segment, which represents about 25% of the Company's electric sales revenues, consists of large commercial and industrial (retail) and service-oriented resale customers. The Company's goal for this segment is to grow and secure existing relationships and to position the Company to take advantage of competitive opportunities. Prices charged to current Company customers in the competitive market are among the lowest in the region.

The commodity market segment, which represents about 15% of the Company's electric sales revenues, consists of energy intensive industrial, and price-focused resale customers. As previously discussed, the Company has negotiated electric supply contracts with its resale customers, reducing market risk in the commodity market.

"Three-Legged Stool"

In 1994, the Company announced its "Three-Legged Stool" strategy, which includes three initiatives designed to aid the Company in achieving its financial goals of maintaining the current dividend level, growing earnings, and earning a return on equity of at least 11.5%, while keeping prices competitive. The three initiatives are as follows: (1) reduce costs by $15 million to $20 million; (2) increase revenues by $10 million to $20 million through short-term energy and capacity sales to regional utilities and additional retail sales; (3) increase revenues through $10 million to $15 million of targeted price increases. The amounts of the cost reductions and revenue increases are based on comparison to an earlier projection of the Company's 1995 financial results. The Company expects that its targeted total of cost reductions and revenue increases of $40 to $45 million will be achieved, allowing the Company to meet its financial goals despite lower expected sales revenues from resale customers in 1995. Non-fuel revenues from resale customers will decrease approximately $28 million in 1995 due to Old Dominion Electric Cooperative's (ODEC) decision to

                                       22
                         Delmarva Power & Light Company
purchase about one-half of its electricity from another utility beginning in 1995 and price incentives offered to other resale customers to secure extended purchase commitments. The Company's initiatives are discussed further below.

Cost Initiatives

The Company's voluntary 1994 early retirement offer, which has reduced the workforce by about 10.5%, is expected to result in annual cost savings of $13 million to $17 million. In order to capture these savings, the Company identified areas where work could be streamlined, reduced, or eliminated. In addition, the Company's 1995 budget is structured to attain savings of approximately $5 million in other operation and maintenance expenses and $8 million in capital-related costs, primarily due to lower capital expenditures.

Sales Initiatives

In December 1992, General Motors, one of the Company's largest electric and gas customers, announced plans to close its Delaware manufacturing plant in 1996. In November 1994, General Motors announced that it will continue to operate the plant through 1998. General Motor's decision, a regional unemployment rate which is falling and is less than the national average, and other indicators signal that the economy of the Company's service territory is improving. Due to the improving economy, the Company expects that 1995 sales revenues will be higher than previously projected and will contribute to the sales initiative.

On May 24, 1994, the Company entered into an agreement with PECO to buy its Maryland retail electric subsidiary, Conowingo Power Company (COPCO), for $150 million. This purchase is contingent upon various regulatory approvals, which the Company expects to receive by mid-1995. The COPCO purchase will add approximately 35,000 new electric retail customers, equivalent to 9% of the Company's current customer base. The Company plans to finance the purchase with approximately 50% long-term debt and 50% common equity. The Company expects the COPCO purchase to contribute $0.04 to $0.06 incremental earnings per share by 1997.

The Company proposed to purchase the electric system of the City of Dover, Delaware in 1993 for $103.5 million. On November 23, 1994, Dover's City Council requested proposals from utilities and independent power producers for power purchase agreements and potentially the purchase of, or the operation and maintenance of, the city's generating facilities. On January 30, 1995, the Company filed a proposal in response to Dover's request. City officials expect to decide on a future power source in the summer of 1995.

Price Initiatives

In 1994, the Company filed applications with the Delaware Public Service Commission (DPSC) and Maryland Public Service Commission (MPSC) for increases in electric base rates of $13.5 million and $3.9 million, respectively. The Company subsequently revised its proposed Delaware electric base rate increase to $11.1 million. As further discussed in Note 2 to the Consolidated Financial Statements, both these cases are designed to recover the cost of "limited issues," which are primarily costs imposed by government and are outside the reasonable control of the Company. Net of related decreases in fuel rates, prices would increase 1.3% in Delaware and 1.1% in Maryland under the Company's proposals. Even with these proposed price increases, the Company's prices are expected to remain well below the regional average. The DPSC Staff, MPSC Staff, and other parties to the rate cases are opposing the proposed increases. Decisions on the cases are expected in the first quarter of 1995.

On October 18, 1994, the DPSC approved a settlement agreement for a $3.1 million, or 3.1% increase in gas base rates. The increase became effective November 1, 1994, when lower fuel rates also became effective. The reduced fuel rates combined with the base rate increase resulted in a net average decrease of 1.75%.

Certain Other Potential Ramifications of Competition

Traditionally, prices charged to utility customers are designed to recover a regulated utility's costs of providing service. Generally accepted accounting principles require regulated utilities that have cost-of-service pricing to defer the recognition of certain costs which are being or are probable of being recovered from customers. These deferred costs are often referred to as "regulatory assets." (Refer to Note 1 to the Consolidated Financial Statements for additional information on regulatory assets.) As the utility industry shifts from traditional cost-of-service pricing to prices set by competitive market forces or alternate innovative regulatory methods, regulatory assets, and possibly other utility assets, could be required to be written down. The Company cannot predict the amount, if any, of such a write-down; however, it could be material. The Company's regulatory assets as a percentage of total assets or stockholders' equity are substantially lower than the averages for the utility industry.

                                       23
                         Delmarva Power & Light Company

Components of Utility Revenues
- ------------------------------
Fuel and energy costs billed to customers (fuel revenues) are based on rates in effect in fuel adjustment clauses which are adjusted periodically to reflect cost changes and are subject to regulatory approval. Rates for non-fuel costs billed to customers are dependent on rates determined in base rate proceedings before regulatory commissions. Changes in non-fuel (base rate) revenues can directly affect the earnings of the Company. Fuel revenues, or fuel costs billed to customers, generally do not affect net income since the expense recognized as fuel costs is adjusted to match the fuel revenues. The amount of under- or over-recovered fuel costs is generally deferred until it is subsequently recovered from or returned to utility customers.

Electric revenues also include interchange delivery revenues which result primarily from the sale of electric power to utilities in the Pennsylvania-New Jersey-Maryland Interconnection Association (PJM Interconnection). The PJM Interconnection is an electric power pool comprised of eight utilities in the region, including the Company. The power pool provides both capital and operating economies to member utilities. Interchange delivery revenues are reflected in the calculation of rates charged to customers under fuel adjustment clauses. Due to this ratemaking treatment, interchange delivery revenues do not affect net income.

Electric Revenues and Sales
- ---------------------------
In 1994, the percentages of total billed sales revenues contributed by the various customer classes were as follows: residential--38.4%; commercial--29.8%; industrial--17.9%; resale--13.0%; and other--0.9%.

Details of the changes in the various components of electric revenues are shown below.

Comparative Increase (Decrease) from Prior Year in Electric Revenues

(Dollars in Millions)                           1994             1993
                                              -----------------------
Non-fuel (Base Rate) Revenue
  Increased Rates                              $15.9            $26.6
  Sales Volume and Other                         6.0             32.2
Fuel Revenue                                   (15.4)             5.9
Interchange Delivery Revenue                     1.0             30.8
                                              -----------------------
  Total                                         $7.5            $95.5
                                              =======================

The increases in non-fuel revenues shown above as "Increased Rates" of $15.9 million for 1994 and $26.6 million for 1993 resulted from the increases in electric customer base rates which became effective in April, June, and October of 1993. Refer to Note 2 to the Consolidated Financial Statements for information concerning these rate increases.

The non-fuel revenue variances shown in the above table as "Sales Volume and Other" are attributable to changes in sales volume, sales mix, and other factors. For 1994 compared to 1993, "Sales Volume and Other" variances were principally due to a 1.8% increase in total kilowatt-hours (kWh) sold, which resulted from a 1.6% increase in the total number of customers, an improving economy in the Company's service territory, and colder winter weather during the first quarter. The sales increase was reduced by cooler summer weather. Sales to residential, commercial, and resale customers increased by 2.3%, 3.7%, and 1.6%, respectively. Sales to industrial customers were relatively flat.

"Sales Volume and Other" variances for 1993 compared to 1992 were principally due to a 6.6% increase in total kWh sold. Sales to residential, commercial, and resale customers increased by 8.4%, 6.3%, and 7.3%, respectively, mainly due to hotter summer weather. Industrial sales increased 3.7% due to increased production levels of certain large customers and more kWh sales to a major customer that provides some of its own power. In 1993, the total number of customers increased by 2.0%

                                       24
                         Delmarva Power & Light Company

In 1994, electric fuel revenues decreased $15.4 million due to lower rates charged to customers under the fuel adjustment clauses, partially offset by higher kWh sales. In 1993, electric fuel revenues increased $5.9 million due to higher kWh sales, partially offset by lower fuel adjustment clause rates.

In 1993, interchange delivery revenues increased $30.8 million due to higher sales to utilities in the PJM Interconnection, which resulted from increased demand for electricity in the region and greater availability of the Company's generating units.

Gas Revenues, Sales, and Transportation
- ---------------------------------------
The Company earns gas revenues from the sale of gas to customers and also from transporting gas through the Company's system for some customers who purchase gas directly from other suppliers.

Total 1994 gas revenues increased $13.0 million from 1993 due to a $3.0 million increase in non-fuel revenues and a $10.0 million increase in fuel revenues. The increase in non-fuel revenues was due to $0.6 million of additional revenue from the $3.1 million base rate increase that became effective November 1, 1994, and a $2.4 million increase in sales volume. Total cubic feet of gas sold and transported in 1994 increased 3.8% over 1993 due to a 2.9% increase in the number of customers and colder winter weather during the first quarter. Gas fuel revenues increased $10.0 million in 1994 due to higher average fuel rates and higher sales.

In 1993, total gas revenues increased $11.1 million from 1992 because of a $1.2 million increase in non-fuel revenues and a $9.9 million increase in fuel revenues. Non-fuel revenues increased despite a 2.8% decrease in total cubic feet of gas sold and transported mainly due to increased sales to firm customers which are billed at higher rates than sales to non-firm (interruptible) and transportation customers. Firm sales increased 1.8% due to a 3.7% increase in the number of customers which was partially offset by lower average usage per customer. The $9.9 million increase in gas fuel revenues was principally attributed to higher average fuel rates.

Electric Fuel and Purchased Power Expenses
- ------------------------------------------
In 1994, electric fuel and purchased power expenses decreased $15.7 million for the following reasons. (1) Expenses decreased $17.5 million due to variances in fuel costs deferred and subsequently amortized under the Company's fuel adjustment clauses. (2) Expenses increased $4.4 million due to increased kWh output which was attributed to higher sales demand within the Company's service territory and the region served by the PJM Interconnection. (3) Expenses decreased $2.6 million due to a lower average cost per kWh of output which was largely the result of lower prices paid for purchased gas and the effect of a full year's operation of Hay Road Unit 4, a combined cycle unit added to the electric system on June 1, 1993. This generating unit uses exhaust heat from three combustion turbine units as its energy source. These favorable average cost variances were partially offset by higher average oil prices.

In 1993, electric fuel and purchased power expenses increased $36.5 million for the following reasons. (1) Expenses increased $39.2 million due to increased kWh output which resulted from stronger sales demand in the Company's service territory and in the region served by the PJM Interconnection. (2) Expenses decreased $6.9 million due to a lower average cost per kWh of output which was primarily due to completion of Hay Road Unit 4. (3) Expenses increased $4.2 million due to variances in fuel costs deferred and subsequently amortized under the Company's fuel adjustment clauses.

The kWh output required to serve load within the Company's service territory is basically equivalent to total output less interchange deliveries. In 1994, the Company's output for load within its service territory was provided by 41.9% coal generation, 30.7% oil and gas generation, 15.6% nuclear generation, and 11.8% net purchased power.

                                       25
                         Delmarva Power & Light Company

Operation, Maintenance, Depreciation, and Income Tax Expenses
- -------------------------------------------------------------
In comparing 1994 operation and maintenance expenses versus 1993, four principal factors accounted for a $19.2 million increase: the $17.5 million pre-tax charge for the Company's voluntary early retirement offer; a $7.8 million reduction in pension expense of which $4.5 million was due to a lower assumed rate of salary increase; higher winter storm damages of $3.5 million; and a $6.0 million increase in other expenses, including postretirement benefits other than pensions (OPEB). The Company's OPEB costs were deferred during part of 1993 due to probable rate recovery. In 1994, the deferral for the Delaware jurisdiction (electric and gas) was expensed in accordance with a settlement agreement, approved October 18, 1994, concerning the Company's gas base rate case.

In 1993, operation and maintenance expenses increased by $15.0 million from 1992 largely due to higher administrative and general expenses, including increases for salaries and wages, and OPEB costs due to adoption of the accounting required by Statement of Financial Accounting Standards (SFAS) No. 106.

Depreciation expense increased $8.6 million in 1994 and $5.6 million in 1993 primarily due to additions to the electric system, including Hay Road Unit 4 in mid-1993.

Inflation affects the Company through increased operating expenses and higher replacement costs for utility plant assets. Although timely rate increases can lessen the effects of inflation, the regulatory process can result in a lag between the time when costs rise and when prices can be adjusted. Also, due to competition and the changing nature of the utility industry, raising prices is becoming more difficult. Thus, the Company's existing cost control programs are becoming increasingly important.

In 1994, income tax expense on operations decreased $2.0 million in comparison to 1993 principally due to lower pre-tax income. In 1993, income tax expense on operations increased $18.7 million in comparison to 1992 mainly due to higher pre-tax income. The $18.7 million increase also reflects $1.6 million of higher income taxes due to an increase in the federal income tax rate from 34% to 35%, effective January 1, 1993.

(A graph titled "Electric Operation & Maintenance Expenses per kWh sold" is displayed on page 26 of the 1994 Annual Report to Stockholders. A description of this graph is included in the Appendix to Management's Discussion and Analysis of Financial Condition and Results of Operations.)


Utility Financing Costs
- -----------------------
In comparison to the prior year, interest charges of the core utility decreased $2.0 million in 1994 and $4.1 million in 1993 mainly due to redemption on June 1, 1993, of $50 million of 10% First Mortgage Bonds with proceeds from a public offering of common stock.

Dividends on preferred stock decreased $0.6 million in 1994 primarily due to a net $8.3 million reduction in preferred stock outstanding which occurred in November and December 1993, as discussed in Note 11 to the Consolidated Financial Statements. In 1993, dividends on preferred stock increased $1.7 million mainly because $40 million of 7 3/4% preferred stock issued in August 1992 was outstanding for all of 1993 compared to part of 1992.

Allowance for equity and borrowed funds used during construction (AFUDC) decreased $3.6 million in 1994 and $1.0 million in 1993 mainly due to lower average construction work-in-progress balances resulting from completion of Hay Road Unit 4 in mid-1993.

Due to common equity financing, the average number of shares of common stock outstanding increased in 1994 and 1993. The additional shares outstanding decreased earnings per share by $0.05 in 1994 and $0.13 in 1993. However, when customer rates are increased, additional revenues offset the dilution of earnings per share due to increased common equity financing.

                                       26
                         Delmarva Power & Light Company

Energy Supply
- -------------
The Challenge 2000 Plan reflects the Company's strategy to provide an adequate, reliable supply of electricity to customers, while minimizing adverse impacts on the environment and keeping prices competitive. The Company's plan, which is updated annually, is based on forecasts of demand for electricity in the service territory and reserve requirements of the PJM Interconnection. The Company's plan emphasizes balance and flexibility, and may be accelerated, slowed, or altered in response to changing energy demands, fluctuating fuel prices, and emerging technologies. The plan combines customer-oriented load management and strategic conservation programs ("Save Some"), short-term power purchases and long-term power contracts ("Buy Some"), and new or renovated power plants ("Build Some").

The Company's current plan closely matches customers' energy requirements and does not require large investments for new resources during the next two years. The capacity and energy that will be required to serve COPCO subsequent to the planned acquisition will be purchased from PECO. The power purchase, which is contingent on closing of the acquisition, is expected to provide 205 megawatts
(MW) of capacity beginning in 1996 or later, increasing to 259 MW by the end of the contract in 2006.

On October 27, 1994, the Company exercised its right to cancel an agreement with the Delaware Clean Energy Project which would have provided 165 MW of capacity for 30 years beginning in 1999. The decision to terminate the agreement was based on uncertainties associated with the Company's load requirements, a general decline in wholesale market prices, and absence of need for long-term capacity.

The Company must balance the potential risks of providing too much or insufficient capacity. The main risks of excess capacity are that the Company's prices may become uncompetitive or that regulators may not allow the associated costs to be recovered through customer rates. The principal risks of inadequate capacity are unreliable service and the payment of capacity deficiency charges to the PJM Interconnection. The PJM Interconnection Agreement requires the Company to plan for and provide an adequate capacity level.

During the past three years, the Challenge 2000 Plan has reduced customers' demand for electricity by an additional 77 MW, provided 48 MW of capacity from a long-term power contract which began in 1992, and provided 175 MW of capacity from a new power plant, Hay Road Unit 4. Looking forward through 1999, the Company's current plan includes the following resources:

(1) "Save Some"--Approximately 51 MW of additional peak load reduction through customer-oriented load management and strategic conservation programs.

(2) "Buy Some"--During 1998 to 1999, up to 200 MW of short-term power purchases, in addition to the power purchase from PECO discussed above.

(3) "Build Some"--Repowering of Indian River Units 1 and 2, 89 MW units, with new, cleaner-burning boilers during consecutive two-year outages beginning in 1999.

(A graph titled "Regional Electric Price Comparison" is displayed on page 27 of the 1994 Annual Report to Stockholders. A description of this graph is included in the Appendix to Management's Discussion and Analysis of Financial Condition and Results of Operations.)

                                       27
                         Delmarva Power & Light Company

Liquidity and Capital Resources
- -------------------------------
The Company's primary capital resources are internally generated funds (net cash provided by operating activities less common and preferred dividends) and external financings. These resources provide capital for utility plant construction expenditures and other capital requirements, such as repayment of maturing debt and capital lease obligations. Utility construction expenditures are the Company's largest capital requirement and are affected by many factors including growth in demand for electricity, compliance with environmental regulations, and the need for improvement and replacement of existing facilities.

Operating activities provided net cash inflows of $224.6 million in 1994, $206.7 million in 1993, and $220.8 million in 1992. Net cash provided by operating activities increased $17.9 million in 1994 primarily due to higher non-fuel electric revenues from rate increases and higher sales. In 1992, operating cash flow was increased by $11.4 million, net of income taxes, from receipt of a payment for settlement of the Peach Bottom lawsuit. After considering common and preferred dividend payments of $100.6 million in 1994, $98.0 million in 1993, and $90.5 million in 1992, internally generated funds were $123.9 million in 1994, $108.7 million in 1993, and $130.3 million in 1992. Internally generated funds provided 80%, 68%, and 63% of the cash required for utility construction in 1994, 1993, and 1992, respectively.

Utility construction expenditures were $154.1 million in 1994, $160.0 million in 1993, and $207.4 million in 1992. Construction expenditures in 1994 included $20.7 million for projects attributed to environmental compliance. Construction expenditures decreased $47.4 million in 1993 primarily because construction of Hay Road Unit 4 was completed in mid-1993.

In 1994, investments by the Company's nonutility subsidiaries included purchase of a $5.7 million office building and $5.3 million of other capital investments, which were primarily construction expenditures at the Pine Grove Landfill. In 1994, the subsidiaries also sold real estate parcels and a mini-storage facility, raising $4.6 million. In 1993, the subsidiaries sold interests in leveraged leases, which resulted in a $21.5 million cash inflow.

Capital raised externally during 1992-1994, net of $513.1 million of refinancings and redemptions, consisted of $154.8 million of common stock, $31.7 million of preferred stock, $30 million of variable rate demand bonds, and $3.7 million of long-term debt. Issuances of common stock during 1992-1994 included a public offering in 1993 of 3,300,000 shares for $77.1 million. The Company's 1993 financing requirements associated with utility plant were principally satisfied by issuing common stock in order to strengthen the Company's capitalization and reduce the level of financial risk. After considering $29.9 million of costs associated with issuing and refinancing debt and equity securities during 1992-1994, the net amount of capital raised from external financings during this period was $190.3 million.

In 1994, the Company issued $30 million of variable rate demand bonds, which are being used to finance investments in the Company's gas system, and $4.6 million of long-term debt associated with the Company's nonutility subsidiaries. In addition, the Company's term loan balance increased by $35 million. The only significant debt redemption in 1994 resulted from maturity of 4 5/8% First Mortgage Bonds, $25 million principal amount, on October 1, 1994.

The Company issued $15.0 million of common stock in 1994 primarily through the Dividend Reinvestment and Common Share Purchase Plan (DRIP). Depending on the financing needs of the Company, shares issued through the DRIP may be either newly issued shares or shares purchased in the open market, as occurred during the last seven months of 1994. In conjunction with the Company's plans to finance the COPCO acquisition with 50% common equity, the DRIP began issuing new shares on January 1, 1995. Book value per share of common stock increased to $14.85 as of December 31, 1994, from $14.66 as of December 31, 1993.

(A graph titled "Internally Generated Funds & Construction Expenditures" is displayed on page 28 of the 1994 Annual Report to Stockholders. A description of this graph is included in the Appendix to Management's Discussion and Analysis of Financial Condition and Results of Operations.)

                                       28
                         Delmarva Power & Light Company

The Company's capital structure as of December 31, 1994, and 1993, expressed as a percentage of total capitalization, is shown below.

                                                          1994          1993
                                                         -------------------
Long-term debt and variable rate demand bonds            44.6%         43.0%
Preferred stock                                           8.8%          9.3%
Common stockholders' equity                              46.6%         47.7%

Capital requirements for the period 1995-1996 are estimated to be $448 million, including $150 million for the purchase of COPCO and $263 million for utility construction, excluding AFUDC. The estimate of 1995-1996 utility construction requirements includes $50 million of expenditures related to environmental compliance plans, including provisions of the Clean Air Act Amendments of 1990. During 1997-1999, an additional $27 million of construction expenditures (excluding AFUDC) related to compliance with environmental regulations are planned.

The Company anticipates that $267 million will be generated internally during 1995-1996. Forecasted internally generated funds are net of expected power purchase commitments, including the planned power purchase from PECO associated with the COPCO acquisition. Forecasted internally generated funds for 1995-1996 represent 90% of estimated capital requirements, adjusted to exclude the COPCO acquisition, and 102% of estimated utility construction expenditures. During 1995-1996, long-term external financings are presently estimated at $221 million, including $170 million of long-term debt and $51 million (market value) of common stock. These amounts reflect the Company's plans to finance the COPCO acquisition and to reduce the term loan balance in 1996.

Nonutility Subsidiaries
- -----------------------
Information on the Company's nonutility subsidiaries, in addition to the following discussion, can be found in Notes 1, 5, and 19 to the Consolidated Financial Statements.

Earnings per share of nonutility subsidiaries were $0.04 in 1994 in comparison to $0.03 in 1993. The $0.01 per share increase in earnings was mainly attributed to gains on the sale of real estate (including the mini-storage facility), improved operating results of the solid waste group, and higher earnings from various other nonutility business activities. These earnings increases were largely offset by a 1994 adjustment to the realizable value of oil and gas wells and by 1993 after-tax gains on sales of leveraged leases.

Earnings per share of nonutility subsidiaries were $0.03 in 1993 in comparison to $0.01 in 1992. The $0.02 per share increase in earnings was primarily due to earnings from the waste hauling and landfill businesses in 1993 versus a loss in 1992 and to the transfer of the contract for operation and maintenance of the Delaware City Power Plant (owned by Star Enterprise) from the parent company to a nonutility subsidiary. The 1993 after-tax gains on sales of interests in leveraged leases were offset by lower operating leveraged leasing income and the one percent increase in the federal income tax rate.

In 1994, total subsidiary revenues and gains increased by $5.5 million to $43.1 million principally due to gains on the sale of real estate. In 1993, total subsidiary revenues and gains were $37.6 million compared to $14.4 million in 1992. The $23.2 million revenue increase was mainly due to transfer of the contract for operation and maintenance of the Delaware City Power Plant from the parent company to a subsidiary.

                                       29
                         Delmarva Power & Light Company

Report of Management
- --------------------
Management is responsible for the information and representations contained in the Company's financial statements. Our financial statements have been prepared in conformity with generally accepted accounting principles, based upon currently available facts and circumstances and management's best estimates and judgments of the expected effects of events and transactions.

Delmarva Power & Light Company maintains a system of internal controls designed to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written administrative policies, a program of internal audits, and procedures to assure the selection and training of qualified personnel.

Coopers & Lybrand L.L.P., independent accountants, are engaged to audit the financial statements and express their opinion thereon. Their audits are conducted in accordance with generally accepted auditing standards which include a review of selected internal controls to determine the nature, timing, and extent of audit tests to be applied.

The Audit Committee of the Board of Directors, composed of outside directors only, meets with management, internal auditors, and independent accountants to review accounting, auditing, and financial reporting matters. The independent accountants are appointed by the Board on recommendation of the Audit Committee, subject to stockholder approval.

Howard E. Cosgrove                         Barbara S. Graham
Chairman of the Board, President and       Senior Vice President, Treasurer, and
Chief Executive Officer                    Chief Financial Officer


Report of Independent Accountants
- ---------------------------------
To the Board of Directors and Stockholders
Delmarva Power & Light Company
Wilmington, Delaware

We have audited the accompanying consolidated balance sheets and statements of capitalization of Delmarva Power & Light Company and Subsidiary Companies as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delmarva Power & Light Company and Subsidiary Companies as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in notes 3 and 15, respectively, to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 3, 1995

                                       30
                         Delmarva Power & Light Company

CONSOLIDATED STATEMENTS OF INCOME


                                                                        Year Ended December 31,
(Dollars in Thousands)                                             1994          1993          1992
- ---------------------------------------------------------------------------------------------------
Operating Revenues
- ------------------
Electric                                                       $883,115      $875,663      $780,175
Gas                                                             107,906        94,944        83,869
                                                               ------------------------------------
                                                                991,021       970,607       864,044
                                                               ------------------------------------
Operating Expenses
- ------------------
Electric fuel and purchased power                               282,570       298,307       261,784
Gas purchased                                                    63,814        53,631        43,797
Operation and maintenance                                       267,207       248,052       233,038
Depreciation                                                    109,523       100,929        95,285
Taxes other than income taxes                                    38,585        37,419        37,037
Income taxes                                                     66,166        68,130        49,392
                                                               ------------------------------------
                                                                827,865       806,468       720,333
                                                               ------------------------------------
Operating Income                                                163,156       164,139       143,711
- ----------------                                               ------------------------------------

Other Income
- ------------
Nonutility Subsidiaries
  Revenues and gains                                             43,142        37,636        14,397
  Expenses including interest and income taxes                  (40,790)      (35,828)      (13,908)
                                                               ------------------------------------
    Net earnings of nonutility subsidiaries                       2,352         1,808           489
Allowance for equity funds used during construction               3,389         5,309         5,631
Other income, net of income taxes                                  (285)          511        12,855
                                                               ------------------------------------
                                                                  5,456         7,628        18,975
                                                               ------------------------------------
Income Before Utility Interest Charges                          168,612       171,767       162,686
- --------------------------------------                         ------------------------------------
Utility Interest Charges
- ------------------------
Interest expense                                                 62,076        64,095        68,237
Allowance for borrowed funds used during construction            (1,774)       (3,404)       (4,077)
                                                               ------------------------------------
                                                                 60,302        60,691        64,160
                                                               ------------------------------------

Earnings
- --------
Net income                                                      108,310       111,076        98,526
Dividends on preferred stock                                      9,370        10,002         8,349
                                                               ------------------------------------
Earnings applicable to common stock                            $ 98,940      $101,074      $ 90,177
                                                               ====================================

Common Stock
- ------------
Average Shares of Common Stock Outstanding (000)                 59,377        57,557        53,456
Earnings Per Average Share of Common Stock                        $1.67         $1.76         $1.69
Dividends Declared Per Share of Common Stock                      $1.54         $1.54         $1.54

See accompanying Notes to Consolidated Financial Statements.

                                       31
                         Delmarva Power & Light Company

CONSOLIDATED BALANCE SHEETS

                                                                    As of December 31,
(Dollars in Thousands)                                             1994                 1993
- --------------------------------------------------------------------------------------------
Assets

Utility Plant--At Original Cost
- -------------------------------
Electric                                                     $2,676,871           $2,561,507
Gas                                                             196,188              176,167
Common                                                          120,933              122,182
                                                             -------------------------------
                                                              2,993,992            2,859,856
Less: Accumulated depreciation                                1,062,565              989,351
                                                             -------------------------------
Net utility plant in service                                  1,931,427            1,870,505
Construction work-in-progress                                    85,220               91,001
Leased nuclear fuel, at amortized cost                           30,349               33,905
                                                             -------------------------------
                                                              2,046,996            1,995,411
                                                             -------------------------------
Investments and Nonutility Property
- -----------------------------------
Investment in leveraged leases                                   49,595               50,914
Funds held by trustee                                            32,824               17,577
Other investments and nonutility property, net                   57,289               55,248
                                                             -------------------------------
                                                                139,708              123,739
                                                             -------------------------------
Current Assets
- --------------
Cash and cash equivalents                                        25,029               23,017
Accounts receivable
  Customers                                                      93,739               98,472
  Other                                                          15,144               18,405
Inventories, at average cost
  Fuel (coal, oil and gas)                                       48,262               27,335
  Materials and supplies                                         37,055               37,687
Prepayments                                                       9,014                9,534
Deferred income taxes, net                                        9,276               10,713
                                                             -------------------------------
                                                                237,519              225,163
                                                             -------------------------------
Deferred Charges and Other Assets
- ---------------------------------
Unamortized debt expense                                         11,387               11,222
Deferred debt refinancing costs                                  26,530               28,794
Deferred recoverable plant costs                                 12,693               14,563
Deferred recoverable income taxes                               149,206              144,463
Other                                                            45,746               49,124
                                                             -------------------------------
                                                                245,562              248,166
                                                             -------------------------------
Total                                                        $2,669,785           $2,592,479
                                                             ===============================

See accompanying Notes to Consolidated Financial Statements.

                                       32
                         Delmarva Power & Light Company

CONSOLIDATED BALANCE SHEETS

                                                                                           As of December 31,
(Dollars in Thousands)                                                                  1994                  1993
- ------------------------------------------------------------------------------------------------------------------
Capitalization And Liabilities

Capitalization (See Statements of Capitalization)
- -------------------------------------------------
   Common stock, $2.25 par value; shares authorized--90,000,000;
       shares outstanding: 1994--59,542,006, 1993--58,829,283                     $  133,970            $  132,366
   Additional paid-in capital                                                        484,377               470,997
   Retained earnings                                                                 267,002               259,507
   Unearned compensation                                                              (1,180)                 (675)
                                                                                  --------------------------------
       Total common stockholders' equity                                             884,169               862,195
   Preferred stock                                                                   168,085               168,085
   Long-term debt                                                                    774,558               736,368
                                                                                  --------------------------------
                                                                                   1,826,812             1,766,648
                                                                                  --------------------------------
Current Liabilities
- -------------------
   Short-term debt                                                                    10,000                    --
   Long-term debt due within one year                                                  1,399                25,986
   Variable rate demand bonds                                                         71,500                41,500
   Accounts payable                                                                   59,596                55,175
   Taxes accrued                                                                       7,264                10,987
   Interest accrued                                                                   15,459                15,522
   Dividends declared                                                                 22,831                22,664
   Current capital lease obligation                                                   12,571                12,684
   Deferred energy costs                                                              12,241                14,229
   Other                                                                              27,538                31,631
                                                                                  --------------------------------
                                                                                     240,399               230,378
                                                                                  --------------------------------
Deferred Credits and Other Liabilities
- --------------------------------------
   Deferred income taxes, net                                                        505,435               497,457
   Deferred investment tax credits                                                    47,577                49,475
   Long-term capital lease obligation                                                 19,660                23,335
   Other                                                                              29,902                25,186
                                                                                  --------------------------------
                                                                                     602,574               595,453
                                                                                  --------------------------------
   Commitments and Contingencies (Notes 13, 16, and 17)                                   --                    --

                                                                                  --------------------------------
   Total                                                                          $2,669,785            $2,592,479
                                                                                  ================================

See accompanying Notes to Consolidated Financial Statements.

                                       33
                         Delmarva Power & Light Company

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year Ended December 31,
(Dollars in Thousands)                                                           1994              1993               1992
- ---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
- ------------------------------------
Net income                                                                   $108,310          $111,076            $98,526
Adjustments to reconcile net income to
 net cash provided by operating activities
   Depreciation and amortization                                              120,803           112,926            105,624
   Allowance for equity funds used during construction                         (3,389)           (5,309)            (5,631)
   Investment tax credit adjustments, net                                      (1,898)           (2,515)            (2,417)
   Deferred income taxes, net                                                   4,829            (1,171)            10,749
   Provision for early retirement offer                                        17,500                --                 --
   Net change in:
      Accounts receivable                                                       7,980           (15,851)            (4,384)
      Inventories                                                             (21,409)            5,314              9,696
      Accounts payable                                                          5,811            (3,749)             8,779
      Other current assets & liabilities (1)                                  (10,668)           11,441               (680)
   Other, net                                                                  (3,282)           (5,438)               491
                                                                            -----------------------------------------------
Net cash provided by operating activities                                     224,587           206,724            220,753
                                                                            -----------------------------------------------
Cash Flows from Investing Activities
- ------------------------------------
Construction expenditures, excluding AFUDC                                   (154,119)         (159,991)          (207,439)
Allowance for borrowed funds used during construction                          (1,774)           (3,404)            (4,077)
Change in working capital for construction                                       (439)            3,123             (9,823)
Cash flows from leveraged leases
   Sale of interests in leveraged leases                                           --            21,542                 --
   Insurance proceeds from casualty loss                                           --                --              4,115
   Other                                                                        1,592             1,511              1,858
Proceeds from the sale of subsidiary property                                   4,596                --                 --
Investment in subsidiary projects and operations                              (11,045)           (2,827)            (7,013)
Net (increase)/decrease in bond proceeds held in trust funds                  (11,816)            1,152              6,076
Deposits to nuclear decommissioning trust funds                                (2,438)           (2,657)            (3,770)
Other, net                                                                     (2,336)             (389)            (2,677)
                                                                            -----------------------------------------------
Net cash used by investing activities                                        (177,779)         (141,940)          (222,750)
                                                                            -----------------------------------------------
Cash Flows from Financing Activities
- ------------------------------------
Dividends:        Common                                                      (91,175)          (87,989)           (81,986)
                  Preferred                                                    (9,464)          (10,042)            (8,492)
Issuances:        Long-term debt (2)                                            4,640           148,200            273,335
                  Variable rate demand bonds                                   30,000            15,500                 --
                  Common stock                                                 14,974           109,463             32,200
                  Preferred stock                                                  --            20,000             40,000
Redemptions:      Long-term debt                                              (26,096)         (184,206)          (257,178)
                  Variable rate demand bonds                                       --           (15,500)                --
                  Common stock                                                   (794)             (748)              (259)
                  Preferred stock                                                  --           (28,280)                --
Principal portion of capital lease payments                                   (11,280)           (9,956)           (10,339)
Net change in term loan                                                        35,000            10,000                 --
Net change in short-term debt                                                  10,000           (17,000)             5,950
Cost of issuances and refinancings                                               (601)          (13,097)           (16,187)
                                                                            -----------------------------------------------
Net cash used by financing activities                                         (44,796)          (63,655)           (22,956)
                                                                            -----------------------------------------------
Net change in cash and cash equivalents                                         2,012             1,129            (24,953)
Beginning of year cash and cash equivalents                                    23,017            21,888             46,841
                                                                            -----------------------------------------------
End of year cash and cash equivalents                                         $25,029           $23,017            $21,888
                                                                            ===============================================

(1) Other than debt and deferred income taxes classified as current.

(2) Excluding net change in term loan.

See accompanying Notes to Consolidated Financial Statements.

                                       34
                         Delmarva Power & Light Company

CONSOLIDATED STATEMENTS OF CAPITALIZATION

                                                                                                             As of December 31,
(Dollars in Thousands)                                                                                      1994            1993
- ---------------------------------------------------------------------------------------------------------------------------------
Common Stockholders' Equity
- ---------------------------
Total common stockholders' equity (1)                                                                 $  884,169      $  862,195
                                                                                                      ---------------------------
Cumulative Preferred Stock
- --------------------------
Par value $1 per share, 10,000,000 shares authorized,
 none outstanding
Par value $25 per share, 3,000,000 shares authorized,
 7 3/4% Series, 1,600,000 shares outstanding (2)                                                          40,000          40,000
Par value $100 per share, 1,800,000 shares authorized:
                                                                                  Current call
Series                                                   Shares outstanding     price per share
- -----------------------------------------------------------------------------------------------
3.70%-5%                                                      320,000           $103.00-$105.00           32,000          32,000
6 3/4%                                                        200,000                 (3)                 20,000          20,000
7.52%                                                         150,000               $103.50               15,000          15,000
Adjustable--5.54%, 5.54% (4)                                  160,850               $103.00               16,085          16,085
Auction rate--3.32%, 2.71% (4)                                450,000               $100.00               45,000          45,000
                                                                                                      ---------------------------
                                                                                                         168,085         168,085
                                                                                                      ---------------------------
Long-Term Debt
- --------------
First Mortgage Bonds:
Maturity                                                   Interest Rates
- -------------------------------------------------------------------------
1994                                                           4 5/8%                                         --          25,000
1997                                                           6 3/8%                                     25,000          25,000
2002-2003                                                   6.40%-6.95%                                  120,000         120,000
2014-2015                                                   7.30%-8.15%                                   81,000          81,000
2018-2022                                                   5.90%-8.50%                                  208,200         208,200
2032                                                           6.05%                                      15,000          15,000
                                                                                                      ---------------------------
                                                                                                         449,200         474,200
Other Bonds, due 2011-2017, 7.15%-7.50%                                                                   54,500          54,500
Pollution Control Notes:
Series 1973, due 1995-1998, 5.75%                                                                          6,375           6,500
Series 1976, due 1995-2006, 7 1/8%-7 1/4%                                                                  3,200           3,300
Medium Term Notes, due 1998, 5.69%                                                                        25,000          25,000
Medium Term Notes, due 1999, 7 1/2%                                                                       30,000          30,000
Medium Term Notes, due 2002-2004, 8.30%-9.29%                                                             39,000          39,000
Medium Term Notes, due 2007, 8 1/8%                                                                       50,000          50,000
Medium Term Notes, due 2020-2021, 8.96%-9.95%                                                             61,000          61,000
First Mortgage Notes, 9.65% (5)                                                                            7,606           8,244
First Mortgage Note, 8% (6)                                                                                4,588              --
Term Loan, due 1997, 6.56% (7)                                                                            45,000          10,000
Other Obligations, due 1995-2000, 9.56%                                                                    1,126           1,307
Unamortized premium and discount, net                                                                       (638)           (697)
Current maturities of long-term debt                                                                      (1,399)        (25,986)
                                                                                                      ---------------------------
Total long-term debt                                                                                     774,558         736,368
                                                                                                      ---------------------------
Total capitalization                                                                                   1,826,812       1,766,648
                                                                                                      ---------------------------
Variable Rate Demand Bonds (8)                                                                            71,500          41,500
                                                                                                      ---------------------------
Total capitalization with Variable Rate Demand Bonds                                                  $1,898,312      $1,808,148
                                                                                                      ===========================

(1) Refer to Consolidated Statements of Changes in Common Stockholders' Equity for additional information.

(2)  Redeemable beginning September 30, 2002, at $25 per share.

(3)  Redeemable beginning November 1, 2003, at $100 per share.

(4)  Average rates during 1994 and 1993, respectively.

(5) Repaid through monthly payments of principal and interest over 15 years ending November 2002.

(6) Repaid through monthly payments of principal and interest using a 15-year principal amortization, with the unpaid balance due in September 1999.

(7) Refer to Note 12 to the Consolidated Financial Statements for additional information.

(8) Classified under current liabilities as discussed in Note 12 to the Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

                                       35
                         Delmarva Power & Light Company

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

(Dollars in Thousands)
                                            Common               Additional                              Unearned
                                            Shares      Par         Paid-in    Retained     Treasury      Compen-
                                       Outstanding    Value(1)      Capital    Earnings        Stock       sation         Total
- --------------------------------------------------------------------------------------------------------------------------------
Balance as of January 1, 1992           52,668,964    $118,505     $346,509    $241,569           --          --       $706,583
Net income                                                                       98,526                                  98,526
Cash dividends declared
  Common stock ($1.54)                                                          (82,570)                                (82,570)
  Preferred stock                                                                (8,349)                                 (8,349)
Issuance of common stock
  DRIP (2)                               1,336,871       3,008       26,471                                              29,479
  Stock options                            129,500         292        2,256                                               2,548
  Other issuance                             8,518          19          154                                                 173
Expenses of common and preferred
  stock issuances                                                      (414)                                               (414)
Reacquired shares                          (12,490)                                             (259)                      (259)
Shares granted (3)                          12,490                                               259        (259)            --
Amortization of unearned
 compensation                                                                                                 72             72
- --------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1992         54,143,853     121,824      374,976     249,176           --        (187)       745,789
Net income                                                                      111,076                                 111,076
Cash dividends declared
  Common stock ($1.54)                                                          (89,792)                                (89,792)
  Preferred stock                                                               (10,002)                                (10,002)
Issuance of common stock
  Public offering                        3,300,000       7,425       69,713                                              77,138
  DRIP (2)                               1,246,380       2,804       26,519                                              29,323
  Stock options                            139,050         313        2,689                                               3,002
  Expenses                                                           (2,627)                                             (2,627)
Reacquired shares                          (31,490)                                             (748)                      (748)
Shares granted (3)                          31,490                                               748        (748)            --
Amortization of unearned
 compensation                                                                                                260            260
Refinancing of preferred stock                                         (273)       (951)                                 (1,224)
- --------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1993         58,829,283     132,366      470,997     259,507           --        (675)       862,195
Net income                                                                      108,310                                 108,310
Cash dividends declared
  Common stock ($1.54)                                                          (91,436)                                (91,436)
  Preferred stock                                                                (9,370)                                 (9,370)
Issuance of common stock
  DRIP (2)                                 703,726       1,584       13,199                                              14,783
  Other issuance                             8,997          20          171                                                 191
Reacquired shares                          (36,840)                                             (794)                      (794)
Shares granted (3)                          36,840                                               794        (794)            --
Amortization of unearned compensation                                                                        289            289
Other                                                                    10          (9)                                      1
- --------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1994         59,542,006    $133,970     $484,377    $267,002           --     $(1,180)      $884,169
================================================================================================================================

(1) The Company's common stock has a par value of $2.25 per share and 90,000,000 shares are authorized.

(2) Dividend Reinvestment and Common Share Purchase Plan (DRIP)--As of December 31, 1994, 2,114,810 shares were reserved for issuance through the DRIP.

(3) Shares of restricted common stock granted under the Company's Long Term Incentive Plan.

See accompanying Notes to Consolidated Financial Statements.

                                       36
                         Delmarva Power & Light Company

1. Significant Accounting Policies
- ----------------------------------

Nature of Business

The Company is predominantly a public utility that provides electric service on the Delmarva Peninsula in an area consisting of about 5,700 square miles with a population of approximately 1.0 million. The Company also provides gas service in an area consisting of about 275 square miles with a population of approximately 464,000 in northern Delaware, including the City of Wilmington. In addition, the Company has wholly owned subsidiaries engaged in nonutility activities.

Regulation of Utility Operations

The Company is subject to regulation with respect to its retail utility sales by the Delaware and Maryland Public Service Commissions (DPSC and MPSC, respectively) and the Virginia State Corporation Commission (VSCC), which have broad powers over rate matters, accounting, and terms of service. Gas sales are subject to regulation by the DPSC. The Federal Energy Regulatory Commission
(FERC) exercises jurisdiction with respect to the Company's accounting systems and policies, and the transmission and wholesale (resale) sale of electricity. The FERC also regulates the price and other terms of transportation of natural gas purchased by the Company. The percentage of electric and gas utility operating revenues regulated by each Commission for the year ended December 31, 1994, was as follows: DPSC, 64%; MPSC, 22%; VSCC, 3%; and FERC, 11%.

Regulatory Assets

In conformity with generally accepted accounting principles, the Company's accounting policies reflect the financial effects of rate regulation and decisions issued by regulatory commissions having jurisdiction over the Company's utility business. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company defers expense recognition of certain costs and records an asset, a result of the effects of rate regulation. These "regulatory assets" are included on the Company's balance sheet under "Deferred Charges and Other Assets." As of December 31, 1994, the Company had $210,368,000 of regulatory assets which included the following: deferred debt refinancing costs--$26,530,000; deferred recoverable plant costs--$12,693,000; deferred recoverable income taxes--$149,206,000 (refer to Note 3 to the Consolidated Financial Statements); and other regulatory assets--$21,939,000. The costs of these assets are either being recovered through customer rates or are probable of being recovered through customer rates. Generally, the costs of these assets are recognized in operating expenses over the period the cost is recovered from customers.

Reporting of Subsidiaries

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries--Delmarva Capital Investments, Inc., Delmarva Energy Company; Delmarva Industries, Inc.; and Delmarva Services Company. The results of operations of the Company's nonutility subsidiaries are reported in the consolidated statements of income as "Other Income." Refer to Notes 5 and 19 to the Consolidated Financial Statements for financial information about the Company's subsidiaries.

Utility Revenues

At the end of each month, there is an amount of electric and gas service rendered from the last meter reading to the month-end which has not yet been billed to customers. The non-fuel (base rate) revenues associated with such unbilled services are recorded by the Company through an accrual.

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

                                       37
                         Delmarva Power & Light Company

Depreciation Expense

The annual provision for depreciation on utility property is computed on the straight-line basis using composite rates by classes of depreciable property. The relationship of the annual provision for depreciation for financial accounting purposes to average depreciable property was 3.6% for 1994, 3.7% for 1993, and 3.6% for 1992. Depreciation expense includes a provision for the Company's share of the estimated cost of decommissioning nuclear power plant reactors based on amounts billed to customers for such costs. Refer to Note 8 to the Consolidated Financial Statements for additional information on nuclear decommissioning.

Interest Expense

The amortization of debt discount, premium, and expense, including refinancing expenses, is included in interest expense.

Allowance for Funds Used During Construction

Allowance for Funds Used During Construction (AFUDC) is included in the cost of utility plant and represents the cost of borrowed and equity funds used to finance construction of new utility facilities. In the Consolidated Statements of Income, the borrowed funds component of AFUDC is reported as a reduction of interest charges and the equity funds component of AFUDC is reported as other income. AFUDC was capitalized on utility plant construction at the rates of 9.3% in 1994 and 9.6% in 1993 and 1992.

Cash Equivalents

In the consolidated financial statements, the Company considers highly liquid marketable securities and debt instruments purchased with a maturity of three months or less to be cash equivalents.

Leveraged Leases

As of December 31, 1994, the Company's portfolio of leveraged leases, held by a nonutility subsidiary, consisted of five aircraft which are leased to three separate airlines. The Company's investment in leveraged leases includes the aggregate of rentals receivable (net of principal and interest on nonrecourse indebtedness) and estimated residual values of the leased equipment less unearned and deferred income (including investment tax credits). Unearned and deferred income is recognized at a level rate of return during the periods in which the net investment is positive.

Funds Held by Trustee

Funds held by trustee generally includes deposits in the Company's external nuclear decommissioning trusts and unexpended, restricted, or tax-exempt bond proceeds. Earnings on such trust funds are also reflected in the balance.

2. Base Rate Matters
- --------------------
On August 16, 1994, the Company filed an application with the DPSC for a $13.5 million "limited issue" increase in electric base rates. The Company subsequently revised the amount of the proposed increase to $11.1 million. The proposed increase, when netted with fuel savings related to reduction in load by a resale customer (ODEC) beginning in 1995, is $6.4 million or 1.3%. This "limited issue" increase is designed to recover costs specific to the Company's compliance with the Clean Air Act Amendments of 1990, the 1% increase in the marginal federal income tax rate to 35% during 1993, demand side management and conservation programs, and an increase in funding for nuclear decommissioning based on the current Nuclear Regulatory Commission (NRC) minimum funding requirements. The DPSC staff and other parties to the case have recommended that no revenue increase be granted due to the Company's current return earned from its Delaware electric operations. However, the DPSC staff has suggested that if the DPSC decides to consider a "limited issue" approach, an alternative to approving a rate increase would be to instead authorize a $9 million increase if monthly or quarterly 1995 earnings fall below certain levels. The Company expects a DPSC decision on the case by the end of February 1995.

                                       38
                         Delmarva Power & Light Company

On September 1, 1994, the Company filed an application with the MPSC for a $3.9 million "limited issue" increase in electric base rates. The proposed increase, when netted with ODEC related fuel savings, is $2.2 million or 1.1%. This "limited issue" increase is designed to recover costs similar to those in the Delaware "limited issue" case, except for demand side management and conservation program costs which are recoverable from Maryland customers through a surcharge. The MPSC staff's testimony proposes a rate decrease of $9.6 million, reflecting a historical test year, a lower return on equity, and certain adjustments which are beyond the scope of the limited-issue filing. On February 3, 1995, the Hearing Examiner issued his report recommending no change in current rates. The Company expects a MPSC decision on the case by the end of the first quarter of 1995.

Electric base rate increases which became effective in 1993 and were in effect for all of 1994 are summarized in the following table. Electric base rates were increased during 1993 pursuant to the Company's filings with regulatory commissions for recovery of higher costs associated with completion of Hay Road Unit 4, postretirement benefit costs under SFAS No. 106, and other items including general inflation.

                              Annualized Base           Effective
  Jurisdiction                Revenue Increase            Date
- -----------------------------------------------------------------
Retail Electric
  Delaware (1)             $24.9 million or 5.8%        06/01/93
  Maryland (2)              $7.8 million or 4.3%        04/01/93
  Virginia (3)              $1.3 million or 5.4%        10/05/93
Resale (FERC)(4)            $1.5 million or 1.5%        06/03/93

(1) Included an 11.5% return on equity. Net of fuel savings from Hay Road Unit 4, customer rates increased 3.7%.

(2) Although a return on equity was not specified, the Company believes that the implied return on equity approaches 12%. Net of fuel savings from Hay Road Unit 4, customer rates increased 2.3%.

(3) Reflects an 11.05% return on equity.

(4) The settlement agreement did not specify a return on equity.

On October 18, 1994, the DPSC approved a $3.1 million or 3.1% increase in gas base rates, including an 11.5% return on equity. The rate increase was designed to recover higher operating costs and investment levels than were reflected in the previous rates. The increase became effective November 1, 1994, at which time lower fuel rates also became effective. The reduced fuel rates, when combined with the base rate increase, resulted in a net average decrease of 1.75%.

3. Income Taxes
- ---------------
The Company and its wholly owned subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the Company's utility business and subsidiaries based upon their respective taxable incomes, tax credits, and effects of the alternative minimum tax, if any.

Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which replaced the deferred method of income tax accounting with the liability method. Under the liability method, deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. The principal effects on the Company's financial statements of adopting SFAS No. 109 were increased net deferred tax liabilities which were offset by an asset, "deferred recoverable income taxes." This asset represents expected future recovery of the net deferred tax liabilities over the lives of the related assets through rates charged to utility customers. Deferred recoverable income taxes were $149.2 million and $144.5 million as of December 31, 1994 and 1993, respectively. In 1993, net deferred tax liabilities and deferred recoverable income taxes increased $17.4 million in recognition of an increase in the federal income tax rate from 34% to 35%.

Deferred income tax expense under SFAS No. 109 represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits (ITC) from regulated operations are being amortized over the useful lives of the related utility plant. ITC associated with leveraged leases are being amortized over the lives of the related leases during the periods in which the net investment is positive.

                                       39
                         Delmarva Power & Light Company

Components of Consolidated Income Tax Expense
- ---------------------------------------------

(Dollars in Thousands)                                   1994           1993           1992
- --------------------------------------------------------------------------------------------
Operation
        Federal:    Current                           $50,276        $50,264        $30,819
                    Deferred                            5,592          7,710         11,597
        State:      Current                            11,268         10,839          6,755
                    Deferred                              928          1,832          2,638
        Investment tax credit
         adjustments, net                              (1,898)        (2,515)        (2,417)
                                                      --------------------------------------
Total operation                                        66,166         68,130         49,392
                                                      --------------------------------------
Other income
        Federal:    Current                             2,789          9,398          7,559
                    Deferred                           (2,008)        (9,398)        (3,482)
        State:      Current                               349            287          1,369
                    Deferred                              317         (1,315)            (4)
                                                      --------------------------------------
Total other income                                      1,447         (1,028)         5,442
                                                      --------------------------------------
Total income tax expense                              $67,613        $67,102        $54,834
                                                      ======================================

Reconciliation of Effective Income Tax Rate
- -------------------------------------------

The amount computed by multiplying income before tax by the federal statutory rate is reconciled below to the total income tax expense.

                                                  1994                     1993                    1992
(Dollars in Thousands)                    Amount        Rate       Amount        Rate       Amount       Rate
- -------------------------------------------------------------------------------------------------------------
Statutory federal income
  tax expense                            $61,574         35%       $62,362        35%      $52,142        34%
Increase (decrease) due to
  Depreciation not normalized              1,797          1          1,676         1         1,959         1
  ITC amortization/flow-through           (1,938)        (1)        (2,832)       (2)       (2,780)       (2)
  State income taxes, net of
    federal tax benefit                    8,361          4          7,567         4         7,099         5
  Other, net                              (2,181)        (1)        (1,671)       --        (3,586)       (2)
                                        ---------------------------------------------------------------------
Total income tax expense                 $67,613         38%       $67,102        38%      $54,834        36%
                                        =====================================================================

Components of Deferred Income Taxes
- -----------------------------------

The tax effect of temporary differences which give rise to the Company's net deferred tax liability are shown below:

                                                      As of December 31,
(Dollars in Thousands)                                1994             1993
- ---------------------------------------------------------------------------
Deferred Tax Liabilities
  Utility plant basis differences
    Accelerated depreciation                      $296,651         $292,655
    Other                                           98,437           97,530
  Leveraged leases                                  47,080           49,339
  Deferred recoverable income taxes                 64,130           62,124
  Other                                             44,418           30,630
                                                  -------------------------
  Total deferred tax liabilities                   550,716          532,278
                                                  -------------------------
Deferred Tax Assets
  Deferred ITC                                      17,763           17,316
  Other                                             36,794           28,218
                                                  -------------------------
  Total deferred tax assets                         54,557           45,534
                                                  -------------------------
Total deferred taxes, net                         $496,159         $486,744
                                                  =========================

Valuation allowances for deferred tax assets were not material as of December 31, 1994 and 1993.

                                       40
                         Delmarva Power & Light Company

4. Early Retirement Offer
- -------------------------
In the third quarter of 1994, the Company completed a voluntary early retirement offer (ERO) for all management and union employees at least 55 years old with at least 10 years of continuous service by December 31, 1994. The ERO was accepted by 10.5% of the Company's workforce (296 people), which represented an 82% participation rate among eligible employees. In accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the Company expensed the costs associated with the ERO of $17.5 million ($10.7 million after taxes or $0.18 per share).

5. Other Income, Net of Income Taxes
- ------------------------------------
Effective January 1, 1993, the contract for operation and maintenance of the Delaware City Power Plant (owned by Star Enterprise) was transferred from the parent company to a nonutility subsidiary. Thus, beginning in 1993, revenues and expenses associated with the contract were included in the operating results of the Company's nonutility subsidiaries as reported in Note 19 to the Consolidated Financial Statements. In 1992, the revenues and expenses associated with the contract were reflected in the Consolidated Statement of Income as "other income, net of income taxes."

On July 27, 1988, the Company, Atlantic City Electric Company, and Public Service Electric and Gas Company filed lawsuits against PECO Energy Company
(PECO) to recover replacement power and other costs incurred as a result of the shutdown of Peach Bottom by the NRC on March 31, 1987. The Company's share of costs resulting from the shutdown were charged against earnings during the period of the shutdown (March 1987 through November 1989). On March 31, 1992, the Peach Bottom co-owners reached a settlement agreement under which PECO paid $18.5 million to the Company. The settlement agreement increased 1992 net income by $11.4 million ($0.21 per share).

6. Purchase of Conowingo Power Company
- --------------------------------------
On May 24, 1994, the Company entered into an agreement with PECO to buy its Maryland retail electric subsidiary, Conowingo Power Company (COPCO), for $150 million. The Company plans to finance the acquisition of COPCO with approximately 50% long-term debt and 50% common equity. The MPSC has approved the Company's proposal to recover, through Maryland retail rates, the $47 million acquisition premium (purchase price in excess of book value) and a carrying charge, over 20 years beginning at the time of the next Maryland base rate case. The purchase price also reflects COPCO's deferred asset of about $25 million for costs to be collected pursuant to a rate phase-in plan. The MPSC has approved recovery, from COPCO customers, of this deferred asset and a carrying charge over 10 years beginning in 1996.

In conjunction with the COPCO acquisition, the Company signed a contract with PECO which provides for the purchase of electric capacity and energy from the PECO system beginning on the later of the closing date of the COPCO acquisition or February 1, 1996, and ending on May 31, 2006. The base amount of the capacity purchase, which is subject to certain possible adjustments, will start at 205 megawatts (MW) and will increase annually to 259 MW in 2006. If the COPCO acquisition closes prior to February 1, 1996, the Company has agreed in another contract that it will purchase COPCO's electric power requirements from PECO on an interim basis until February 1, 1996.

The acquisition and purchased power agreements are contingent on various regulatory approvals. The purchased power agreements are conditioned upon closing of the COPCO acquisition. The DPSC and MPSC approved the Company's filings for regulatory approval on November 22, 1994, and January 18, 1995, respectively. The Company expects the VSCC and FERC will approve the Company's filings by mid-1995.

                                       41
                         Delmarva Power & Light Company

7. Jointly Owned Plant
- ----------------------
The Company's balance sheet includes its proportionate share of assets and liabilities related to jointly owned plant. The Company's share of operating and maintenance expenses of the jointly owned plant is included in the corresponding expenses in the Consolidated Statements of Income. The Company is responsible for providing its share of financing for the jointly owned facilities. Information with respect to the Company's share of jointly owned plant as of December 31, 1994, was as follows:

                                                 Megawatt                                       Construction
                                 Ownership      Capability       Plant in      Accumulated        Work-in-
(Dollars in Thousands)             Share          Owned          Service       Depreciation       Progress
- ------------------------------------------------------------------------------------------------------------
Nuclear
  Peach Bottom                        7.51%         157 MW       $124,913           $62,641           $9,836
  Salem                               7.41%         164 MW        204,958            86,203            8,094
Coal-Fired
  Keystone                            3.70%          63 MW         17,642             6,937              641
  Conemaugh                           3.72%          63 MW         27,627             7,853            3,792
Transmission Facilities             Various                         4,564             2,037               --
                                                                 -------------------------------------------
Total                                                            $379,704          $165,671          $22,363
                                                                 ===========================================

8. Nuclear Decommissioning
- --------------------------

The Company records a liability for its shares of the estimated cost of decommissioning the Peach Bottom and Salem nuclear reactors over the remaining lives of the plants based on amounts collected in rates charged to electric customers. For rate-making purposes, the Company estimates its share of future nuclear decommissioning costs based on NRC regulations concerning the minimum financial assurance amount for nuclear decommissioning. The Company is presently recovering through electric rates nuclear decommissioning costs based on the 1990 NRC minimum financial assurance amount of approximately $50 million.

Subsequently, the NRC minimum financial assurance amount increased to $118 million primarily due to higher estimated costs for disposing of low level radioactive waste. Based on prior decisions by regulatory commissions, the Company expects that rates charged to electric customers will be adjusted to provide for recovery of the Company's current estimate of nuclear decommissioning costs of $118 million over the remaining lives of the plants. As discussed in Note 2 to the Consolidated Financial Statements, the Company has filed in the Delaware and Maryland retail electric jurisdictions applications for base rate increases which include recovery of each jurisdiction's share of the updated nuclear decommissioning cost estimate of $118 million.

The Company's accrued nuclear decommissioning liability, which is reflected in the accumulated reserve for depreciation, was $32.4 million as of December 31, 1994. The provision reflected in depreciation expense for nuclear decommissioning was $2.4 million in 1994, $2.3 million in 1993, and $2.2 million in 1992. External trust funds established by the Company for the purpose of funding nuclear decommissioning costs had an aggregate balance of $20.7 million as of December 31, 1994. Earnings on the trust funds are recorded as an increase to the accrued nuclear decommissioning liability, which, in effect, reduces the expense recorded for nuclear decommissioning.

The ultimate cost of nuclear decommissioning for the Peach Bottom and Salem reactors may exceed the NRC minimum financial assurance amount which is updated annually under a NRC prescribed formula.

9. Investments
- --------------
As of December 31, 1994, the Company had $36.6 million of investments in securities which were included in the following balance sheet classifications: cash and cash equivalents--$2.2 million; funds held by trustee--$32.8 million; other investments and nonutility property, net--$1.6 million. These securities, based on the Company's intent and criteria established by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are categorized as available-for-sale securities. The fair value of such securities was not materially different from book value as of December 31, 1994. Gains and losses from the sale of investment securities were not material to the Company's operating results in 1994, 1993, or 1992. As of December 31, 1994, the Company's investments in debt securities other than those considered to be cash equivalents had the following maturities: $11.4 million due in 1995-2000; and $7.6 million due in 2001-2004.

                                       42
                         Delmarva Power & Light Company

10. Common Stock
- ----------------
Refer to the Consolidated Statements of Changes in Common Stockholders' Equity for information concerning issuances and redemptions of common stock during 1992-1994.

The Company's Restated Certificate and Articles of Incorporation and the Mortgage and Deed of Trust securing the Company's outstanding bonds contain restrictions on the payment of dividends on common stock. Such restrictions would become applicable if the Company's capital and retained earnings fall below certain specific levels or if preferred dividends are in arrears. Under the most restrictive of these provisions, as of December 31, 1994, approximately $231.3 million was available for payment of common dividends.

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

                                          1994                              1993                              1992
                                Number           Option           Number           Option           Number           Option
                               of Shares         Price          of Shares          Price          of Shares          Price
- -------------------------------------------------------------------------------------------------------------------------------
Beginning-of-year
  balance                        53,050     $17 1/2-$21 1/4       192,100     $17 1/2-$21 1/4       270,200     $17 1/2-$21 1/4
 Options granted                     --                  --            --                  --        59,900             $20 1/2
 Options exercised                   --                  --       139,050     $17 1/2-$21 1/4       129,500     $17 1/2-$21 1/4
 Options forfeited                   --                  --            --                  --         8,500             $21 1/4
 End-of-year balance             53,050     $17 1/2-$21 1/4        53,050     $17 1/2-$21 1/4       192,100     $17 1/2-$21 1/4
 Exercisable                     53,050     $17 1/2-$21 1/4        53,050     $17 1/2-$21 1/4       132,200     $17 1/2-$21 1/4

11. Preferred Stock
- -------------------
On November 4, 1993, the Company issued 200,000 shares of 6 3/4%, cumulative preferred stock, $100 per share par value, for $20 million. On December 1, 1993, the Company used the proceeds and cash on-hand to redeem $28.28 million of preferred stock previously issued by the Company, including $18.28 million of the 7.88% series and $10.0 million of the 7.84% series.

On August 4, 1992, the Company issued 1,600,000 shares of 7 3/4%, cumulative preferred stock, $25 per share par value, for $40 million.

12. Debt
- --------
Substantially all utility plant of the Company now or hereafter owned is subject to the lien of the Mortgage and Deed of Trust.

The Company redeemed its 4 5/8% First Mortgage Bonds, $25 million principal amount, at maturity on October 1, 1994.

On October 12, 1994, the Delaware Economic Development Authority issued on behalf of the Company $30 million of Variable Rate Demand Gas Facilities Revenue Bonds, due on demand or at maturity on October 1, 2029. The bonds may bear interest at a daily rate, weekly rate, short-term interest rate, or fixed rate as determined from time to time in accordance with the indenture. Proceeds from the bonds are being used to finance enhancements to and expansion of the Company's gas system.

The Company's debt obligations included Variable Rate Demand Bonds (VRDB) in the amounts of $71.5 million as of December 31, 1994 and $41.5 million as of December 31, 1993. Although VRDB are classified as current liabilities because VRDB are due on demand by the bondholder, such bonds are immediately remarketed because the interest rate is set at market. The Company may also utilize one of the fixed rate/fixed term conversion options of the bonds. Thus, the Company considers the VRDB to be a source of long-term financing. The $71.5 million balance of VRDB outstanding as of December 31, 1994 matures in 2017 ($26 million), 2028 ($15.5 million), and 2029 ($30 million). Average annual interest rates on the VRDB were 3.0% in 1994.

                                       43
                         Delmarva Power & Light Company

On August 17, 1994, a nonutility subsidiary of the Company borrowed $4,640,000 at 8% from a bank to partially finance the purchase of an office building. Monthly payments of principal and interest, based on a 15-year principal amortization, are due through September 1999 when the loan matures.

As of December 31, 1994, the Company had $75 million of bank lines of credit, including $45 million of such credit lines under which the Company may convert short-term borrowings to a term loan maturing on July 26, 1997, (or earlier at the discretion of the Company). As of December 31, 1994, $45 million of short-term borrowings by the Company were classified as long-term debt ("Term Loan") in recognition of the long-term financing capability provided by the credit lines. The Company is generally required to pay commitment fees for its credit lines. The lines of credit are periodically reviewed by the Company, at which time they may be renewed or cancelled.

Maturities of long-term debt and sinking fund requirements during the next five years are as follows: 1995--$1,649,000; 1996--$1,726,000; 1997--$26,815,000;
1998--$32,546,000; 1999--$31,728,000.

As of December 31, 1994, the fair market value of the Company's long-term debt was $752,461,000 in comparison to the book value of $774,558,000. As of December 31, 1993, the fair market value of the Company's long-term debt was $833,502,000 in comparison to the book value of $736,368,000. The fair market value of the Company's long-term debt was estimated using discounted cash flow calculations, based on interest rates available to the Company for debt with similar terms, maturities, and credit worthiness.

13. Commitments
- ---------------
The Company currently estimates its commitments for construction of utility plant, excluding AFUDC, and purchases under fuel supply contracts, excluding nuclear fuel, to be approximately $207 million in 1995 and $214 million in 1996.

The Company has a 26-year agreement with Star Enterprise effective through May 31, 2018, to purchase 48 MW of capacity supplied by the Delaware City Power Plant. As discussed in Note 6 to the Consolidated Financial Statements, the Company also has agreements to purchase capacity and energy from PECO beginning upon the closing of the COPCO acquisition. Under the terms of these agreements, the Company's expected commitments for capacity and energy charges are as follows: 1995--$52.9 million; 1996--$56.6 million; 1997--$61.9 million; 1998--
$65.1 million; 1999--$71.8 million; after 1999--$604.8 million; total--$913.1 million.

The Company's share of nuclear fuel at Peach Bottom and Salem is financed through a nuclear fuel energy contract which is accounted for as a capital lease. Payments under the contract are based on the quantity of nuclear fuel burned by the plants. The Company's obligation under the contract is generally the net book value of the nuclear fuel financed, which was $30.3 million as of December 31, 1994.

The Company leases an 11.9% interest in the Merrill Creek Reservoir. The lease is considered an operating lease and payments over the remaining lease term, which ends in 2032, are $161.8 million in aggregate. The Company also has long-term leases for certain other facilities and equipment. Minimum commitments as of December 31, 1994, under the Merrill Creek Reservoir lease and all other noncancellable lease agreements (excluding payments under the nuclear fuel energy contract which cannot be reasonably estimated) are as follows: 1995--$6.1 million; 1996--$6.0 million; 1997--$6.0 million; 1998--$6.0 million; 1999--$5.9 million; after 1999--$145.1 million; total--$175.1 million. Approximately 92% of the minimum lease commitments shown above are payments due under the Merrill Creek Reservoir lease.

Rentals Charged to Operating Expenses

The following amounts were charged to operating expenses for rental payments under both capital and operating leases:

(Dollars in Thousands)                     1994          1993          1992
- ---------------------------------------------------------------------------
Interest on capital leases               $1,560        $1,296        $1,432
Amortization of capital leases           11,456        10,243        10,554
Operating leases                         14,552        15,176        14,063
                                        -----------------------------------
                                        $27,568       $26,715       $26,049
                                        ===================================

                                       44
                         Delmarva Power & Light Company

14. Pension Plan

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

The following schedules show the funded status of the plan, the components of pension cost, and assumptions.

Reconciliation of Funded Status of the Plan                                 As of December 31,
(Dollars in Thousands)                                                    1994             1993
- --------------------------------------------------------------------------------------------------
Accumulated benefit obligation
   Vested                                                               $265,597         $236,209
   Nonvested                                                              19,311           25,721
                                                                       ---------------------------
                                                                         284,908          261,930
Effect of estimated future compensation increases                         67,947          123,562
                                                                       ---------------------------
Projected benefit obligation                                             352,855          385,492
Plan assets at fair value                                                502,588          521,897
                                                                       ---------------------------
Excess of plan assets over projected benefit obligation                  149,733          136,405
Unrecognized prior service cost                                           19,155           19,255
Unrecognized net gain                                                   (129,842)        (108,183)
Unrecognized net transition asset                                        (33,141)         (36,455)
                                                                       ---------------------------
Prepaid pension cost                                                      $5,905          $11,022
                                                                       ===========================

Components of Net Pension Cost                                            Year Ended December 31,
(Dollars in Thousands)                                            1994              1993              1992
- -----------------------------------------------------------------------------------------------------------
Service cost--benefits earned during period                    $10,939           $13,152           $12,606
Interest cost on projected benefit obligation                   26,574            26,411            24,261
Actual return on plan assets                                     3,349           (58,247)          (39,104)
Net amortization and deferral                                  (52,601)           14,748            (1,715)
                                                             ----------------------------------------------
Net pension cost                                              $(11,739)          $(3,936)          $(3,952)
                                                             ==============================================

Assumptions                                                       1994              1993              1992
- -----------------------------------------------------------------------------------------------------------
Discount rates used to determine projected
  benefit obligation as of December 31                            8.25%             7.25%             7.25%
Rates of increase in compensation levels                          5.50%             6.50%             6.50%
Expected long-term rates of return on assets                      8.25%             8.25%             8.25%

The net pension cost excludes the expense recorded in 1994 under SFAS No. 88 for the Company's early retirement offer. Prepaid pension cost as of December 31, 1994, was reduced by the early retirement offer. Refer to Note 4 to the Consolidated Financial Statements for additional information.

The net 1994 pension cost reflects a decrease of $4.5 million attributed to a reduction in the assumed rate of increase in compensation levels from 6.5% to 5.5%, effective January 1, 1994. Also, the discount rate was increased from 7.25% to 8.25%, effective October 1,1994.

                                       45
                         Delmarva Power & Light Company

15. Postretirement Benefits Other Than Pensions
- -----------------------------------------------
The Company provides health-care and life insurance benefits to its retired employees and substantially all of the Company's employees may become eligible for these benefits upon retirement. Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual accounting for postretirement benefits other than pensions. As permitted by SFAS No. 106, the Company elected to amortize its transition obligation (the accumulated postretirement benefit obligation as of January 1, 1993) over 20 years. Prior to adoption of SFAS No. 106, the Company expensed postretirement benefits other than pensions as paid. The amount expensed in 1992 was $4,496,000.

The Company's policy is to fund its obligation to the extent that SFAS No. 106 costs are reflected in customer rates, including amounts which are capitalized. Plan assets held in external trust funds consist primarily of investments in bond mutual funds.

The following schedules show the funded status of the plan, the components of the cost of postretirement benefits other than pensions, and assumptions.

Reconciliation of Funded Status of the Plan                              As of December 31,
(Dollars in thousands)                                                 1994             1993
- ---------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO)
  Active employees fully eligible for benefits                       $9,319          $17,380
  Other active employees                                             12,638           20,351
  Current retirees                                                   58,445           43,118
                                                                   --------------------------
                                                                     80,402           80,849
Plan assets at fair value                                            15,140            5,825
                                                                   --------------------------
APBO in excess of plan assets                                        65,262           75,024
Unrecognized transition obligation                                  (65,110)         (68,728)
Unrecognized net loss                                                  (256)          (4,939)
                                                                   --------------------------
Accrued/(prepaid) postretirement benefit cost                         $(104)          $1,357
                                                                   ==========================

Annual Cost of Postretirement Benefits Other Than Pensions            Year ended December 31,
(Dollars in thousands)                                                 1994             1993
- ---------------------------------------------------------------------------------------------
Service cost--benefits earned during period                          $2,127           $2,206
Interest cost on projected benefit obligation                         5,520            5,613
Actual return on plan assets                                            100               --
Amortization of the unrecognized transition obligation                3,617            3,617
Other, net                                                             (481)              --
                                                                   --------------------------
Net postretirement benefit cost                                     $10,883          $11,436
                                                                   ==========================

Assumptions                                                            1994             1993
- ---------------------------------------------------------------------------------------------
Discount rates used to determine APBO as of December 31                8.25%            7.25%
Expected long-term rates of return on assets                           8.25%            8.25%
Rates of increase in compensation levels                               5.50%            6.50%
Health-care cost trend rate                                           11.00%           12.00%

The health-care cost trend rate, or the expected rate of increase in health-care costs, is assumed to decrease to 10.5% in 1995 and gradually decrease to 5.5% by 2005. Increasing the health-care cost trend rates of future years by one percentage point would increase the accumulated postretirement benefit obligation by $2.9 million and would increase annual aggregate service and interest costs by $0.2 million.

                                       46
                         Delmarva Power & Light Company

16. Environmental Matters
- -------------------------
The Company is subject to regulation with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitation on land use by various federal, regional, state, and local authorities. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs because of environmental considerations and requirements. The disposal of Company-generated hazardous substances can result in costs to clean up facilities found to be contaminated due to past disposal practices. Federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or uncontrolled hazardous waste sites. The Company is currently a potentially responsible party (PRP) at two federal superfund sites and is alleged to be a third party contributor at two other federal superfund sites. The Company also has three former coal gasification sites and the Company is currently participating with the State of Delaware in evaluating two of the three sites for extent of contamination and risk to the environment. The Company has accrued a liability for clean-up and other potential costs related to the PRP and coal gasification sites. The Company does not expect such costs to have a material effect on the Company's financial position or results of operations.

17. Contingencies
- -----------------
Nuclear Insurance

In the event of an incident at any commercial nuclear power plant in the United States, the Company could be assessed for a portion of any third party claims associated with the incident. Under the provisions of the Price Anderson Act, if third party claims relating to such an incident exceed $200 million (the amount of primary insurance), the Company could be assessed up to $23.7 million for third party claims. In addition, Congress could impose a revenue raising measure on the nuclear industry to pay such claims.

The co-owners of Peach Bottom and Salem maintain nuclear property damage and decontamination insurance in the aggregate amount of $2.8 billion for each station. The Company is self-insured, to the extent of its ownership interest, for its share of property losses in excess of insurance coverages. Under the terms of the various insurance agreements, the Company could be assessed up to $4.7 million in any policy year for losses incurred at nuclear plants insured by the insurance companies.

The Company is a member of an industry mutual insurance company, which provides replacement power cost coverage in the event of a major accidental outage at a nuclear power plant. The premium for this coverage is subject to retrospective assessment for adverse loss experience. The Company's present maximum share of any assessment is $1.4 million per year.

Other

On October 20, 1994, the Company and Star Enterprise signed a settlement agreement resolving Star Enterprise's claims that it had allegedly been overcharged under a contract with the Company. The settlement did not have a material effect on the Company's financial position or results of operations.

The Company is involved in certain other legal and administrative proceedings before various courts and governmental agencies concerning rates, fuel contracts, tax filings, and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position or results of operations.

18. Supplemental Cash Flow Information
- --------------------------------------

Cash Paid during the Year for                            Year Ended December 31,
(Dollars in Thousands)                              1994           1993           1992
- ---------------------------------------------------------------------------------------
Interest, net of capitalized amount              $57,837        $58,154        $62,127
Income taxes, net of refunds                     $67,922        $72,384        $46,310

                                       47
                         Delmarva Power & Light Company

19. Nonutility Subsidiaries
- ---------------------------

The following presents condensed financial information of the Company's nonregulated wholly owned subsidiaries: Delmarva Capital Investments, Inc.; Delmarva Energy Company; and Delmarva Industries, Inc. A subsidiary which leases real estate to the Company's utility business, Delmarva Services Company, is excluded from these statements since its income is derived from intercompany transactions which are eliminated in consolidation.

Condensed Subsidiary Statements of Income
(Dollars in Thousands)                              1994           1993            1992
- -----------------------------------------------------------------------------------------
Revenues and Gains
  Landfill and waste hauling                       $14,186       $11,745         $ 9,021
  Operating services                                22,468        22,118           3,038
  Other revenues                                     4,923         2,117             998
  Leveraged leases (1)                                 272           835              61
  Other investment income                            1,293           821           1,279
                                                   --------------------------------------
                                                    43,142        37,636          14,397
                                                   --------------------------------------
Costs and Expenses
  Operating expenses                                38,499        36,424          15,765
  Interest expense, net                                370            --             319
  Income taxes                                       1,921          (596)         (2,176)
                                                   --------------------------------------
                                                    40,790        35,828          13,908
                                                   --------------------------------------
Net income                                         $ 2,352       $ 1,808         $   489
                                                   ======================================
Earnings per share of common stock
  attributed to subsidiaries                         $0.04         $0.03           $0.01

(1) On an after-tax basis, leveraged leasing, including gains on sales of equity and residual value interests, contributed $242,000, $1,754,000, and $1,813,000 to earnings in 1994, 1993, and 1992, respectively.

Condensed Subsidiary Balance Sheets
(Dollars in Thousands)                    As of December 31,          Liabilities and                       As of December 31,
Assets                                   1994           1993          Stockholders' Equity                 1994           1993
- --------------------------------------------------------------------------------------------------------------------------------
Current assets                                                        Current liabilities
 Cash and                                                               Debt due
  cash equivalents                     $8,631         $15,929             within one year                  $489           $193
 Other                                  5,702           7,489           Other                             6,873         11,903
                                     -------------------------                                         ------------------------
                                       14,333          23,418                                             7,362         12,096
                                     -------------------------                                         ------------------------
Noncurrent assets
 Investment in                                                        Noncurrent liabilities
  Leveraged leases                     49,595          50,914           Long-term debt                    5,225          1,114
  Other                                 4,354           4,623           Deferred income taxes            53,592         55,008
 Landfill & waste hauling                                               Other                             2,342          1,975
                                                                                                       ------------------------
  property, plant & equipment          25,424          27,420                                            61,159         58,097
                                                                                                       ------------------------
 Other                                  9,558           4,210         Stockholders' equity               34,743         40,392
                                     -------------------------                                         ------------------------
                                       88,931          87,167
                                     -------------------------
Total                                $103,264        $110,585         Total                            $103,264       $110,585
                                     =========================                                         ========================

                                       48
                         Delmarva Power & Light Company

20. Segment Information
- -----------------------
Segment information with respect to electric and gas operations was as follows:

(Dollars in Thousands)                       1994            1993            1992
- ----------------------------------------------------------------------------------
Electric Operations
  Operating revenues                     $883,115        $875,663        $780,175
  Operating income                        153,409         154,412         134,260
  Depreciation                            102,746          94,549          89,421
  Construction expenditures               133,884         142,238         192,493
Gas operations
  Operating revenues                      107,906          94,944          83,869
  Operating income                          9,747           9,727           9,451
  Depreciation                              6,777           6,380           5,864
  Construction expenditures                20,235          17,753          14,888
Identifiable assets, net
  Electric                              2,314,448       2,267,050       2,042,496
  Gas                                     188,813         160,618         142,740
  Assets not allocated                    166,524         164,811         189,557

21. Quarterly Financial Information (Unaudited)
- -----------------------------------------------

The quarterly data presented below reflect all adjustments necessary in the opinion of the Company for a fair presentation of the interim results. Quarterly data normally vary seasonally with temperature variations, differences between summer and winter rates, the timing of rate orders, and the scheduled downtime and maintenance of electric generating units.

                                                                         Earnings                   Earnings
                                                                       Applicable       Average          per
Quarter                      Operating      Operating          Net      to Common        Shares      Average
Ended                          Revenue         Income       Income          Stock   Outstanding        Share
                                      (Dollars in Thousands)                     (In Thousands)
- ---------------------------------------------------------------------------------------------------------------
1994
March 31                      $292,394       $ 53,770     $ 39,641       $ 37,377        59,022        $0.63
June 30                        218,465         33,994       20,776         18,453        59,402         0.31
September 30                   260,601         42,921       29,366         27,008        59,542         0.46
December 31                    219,561         32,471       18,527         16,102        59,542         0.27
                           ------------------------------------------------------------------------------------
                              $991,021       $163,156     $108,310       $ 98,940        59,377        $1.67
                           ====================================================================================
1993
March 31                      $248,007       $ 46,278     $ 34,414       $ 31,911        55,135        $0.58
June 30                        214,638         31,239       18,758         16,279        58,036         0.27
September 30                   275,385         59,015       44,279         41,789        58,372         0.72
December 31                    232,577         27,607       13,625         11,095        58,687         0.19
                           ------------------------------------------------------------------------------------
                              $970,607       $164,139     $111,076       $101,074        57,557        $1.76
                           ====================================================================================

In the third quarter of 1994, the Company expensed the costs associated with the early retirement offer (Note 4 to the Consolidated Financial Statements) which decreased net income by $10.7 million ($0.18 per share).

In the fourth quarter of 1994, the Company reduced the rate of salary increase assumed for computation of pension cost, effective January 1, 1994. This change increased net income and earnings per share in the fourth quarter by $2.1 million and $0.03, respectively.


                                       49
                         Delmarva Power & Light Company

        Appendix to Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

                             Descriptions of Graphs


"Electric Operation & Maintenance Expenses per kWh sold"
- --------------------------------------------------------

On page 26 of the 1994 Annual Report to Stockholders, a graph titled "Electric Operation & Maintenance Expenses per kWh sold" is displayed. Electric operation and maintenance expenses, expressed in cents per kilowatt-hour (kWh) sold, are graphed for Delmarva Power, a regional average of electric utilities, and a national average of electric utilities. The y-axis is scaled in cents, beginning at 1.00, increasing by increments of 0.25, and ending at 2.75. The x-axis consists of the years 1989, 1990, 1991, 1992, 1993, and 1994. The following data points, cents per kWh sold, are plotted as lines on the graph.

                        1989  1990  1991  1992  1993  1994
                        ----  ----  ----  ----  ----  -----
                               (Cents per kWh sold)

Delmarva Power          1.55  1.60  1.68  1.73  1.59  1.69

Regional Average        1.83  1.93  1.95  1.98  2.07    (1)

National Average        2.11  2.28  2.42  2.52  2.57    (1)

                                         (1) Data not available
                                             and not graphed.


"Regional Electric Price Comparison"
- ------------------------------------

On page 27 of the 1994 Annual Report to Stockholders, a graph titled "Regional Electric Price Comparison" is displayed. The graph compares electric prices for Delmarva Power to a regional average of electric utilities. The price comparisons are based on 1993 average electric prices per kWh and are made for the residential, commercial, and industrial customer classes.

For each of the customer classes (residential, commercial, and industrial), two side-by-side vertical, rectangular bars are displayed. The bar on the left represents the Delmarva Power price and the bar on the right represents the regional average price. The y-axis is scaled in cents, beginning at zero, increasing by increments of two cents, and ending at twelve cents. The prices graphed are as follows:

                    Delmarva  Regional
                     Power    Average
                    --------  --------

     Residential        8.80     10.09

     Commercial         7.18      8.71

     Industrial         4.69      6.65


        Appendix to Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

                            Descriptions of Graphs


"Internally Generated Funds & Construction Expenditures"
- --------------------------------------------------------

On page 28 of the 1994 Annual Report to Stockholders, a graph titled "Internally Generated Funds & Construction Expenditures" is displayed. The y-axis is scaled in millions of dollars, beginning at zero, increasing by increments of $30 million, and ending at $210 million. The x-axis consists of the years 1992, 1993, 1994, 1995 (forecast), and 1996 (forecast). For each year, two side-by-side vertical, rectangular bars are displayed. The bar on the left is internally generated funds and the bar on the right is construction expenditures. The graphed data are as follows:

                         1992  1993  1994  1995*  1996*
                         ----  ----  ----  -----  -----
                             (millions of dollars)

Internally Generated
 Funds                    130   109   124   126*   141*

Construction
 Expenditures             207   160   154   129*   134*

                                                *Forecast




                                      -2-