Form 10-K405, Exhibit 13
period 1995-12-31
DELMARVA POWER & LIGHT CO /DE/
filed 1996-03-26
CIK 27879

SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

                                                                       Year Ended December 31,
                                                   1995           1994           1993           1992           1991
-------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS AND DATA
Operating Revenues                             $995,103       $991,021       $970,607       $864,044       $855,821
Operating Income                               $178,406       $163,156(1)    $164,139       $143,711(2)    $136,410
Income Before Cumulative Effect of a
  Change in Accounting Principle               $117,488       $108,310(1)    $111,076        $98,526(2)     $80,506
Cumulative Effect of a Change in
  Accounting for Unbilled Revenues                   --             --             --             --        $12,730
Net Income                                     $117,488       $108,310(1)    $111,076        $98,526(2)     $93,236
Earnings Applicable to Common Stock            $107,546        $98,940(1)    $101,074        $90,177(2)     $85,259
Electric Sales (kWh 000)(3)                  12,310,921     12,505,082     12,280,230     11,520,811     11,460,280
Gas Sold and Transported (mcf 000)               21,371         20,342         19,605         20,168         18,184

COMMON STOCK INFORMATION
Earnings Per Share of Common Stock
  Before Cumulative Effect of a
    Change in Accounting Principle                $1.79          $1.67(1)       $1.76          $1.69(2)       $1.44
  Cumulative Effect of a Change in
    Accounting for Unbilled Revenues                 --             --             --             --          $0.25
  Total Earnings Per Share                        $1.79          $1.67(1)       $1.76          $1.69(2)       $1.69
Dividends Declared Per Share of
  Common Stock                                    $1.54          $1.54          $1.54          $1.54          $1.54
Average Shares Outstanding (000)                 60,217         59,377         57,557         53,456         50,581
Year-End Common Stock Price                     $22 3/4       $18 9/64        $23 5/8        $23 1/4        $21 1/4
Book Value Per Common Share                      $15.20         $14.85         $14.66         $13.77         $13.42
Return on Average Common Equity                    11.7%          11.1%          12.0%          12.2%          12.4%

CAPITALIZATION
Variable Rate Demand Bonds (VRDB)(4)            $86,500        $71,500        $41,500        $41,500        $41,500
Long-Term Debt                                  853,904        774,558        736,368        787,387        770,146
Preferred Stock                                 168,085        168,085        168,085        176,365        136,365
Common Stockholders' Equity                     923,440        884,169        862,195        745,789        706,583
                                             ----------------------------------------------------------------------
Total Capitalization with VRDB               $2,031,929     $1,898,312     $1,808,148     $1,751,041     $1,654,594
                                             ----------------------------------------------------------------------
                                             ----------------------------------------------------------------------
OTHER INFORMATION
Total Assets                                 $2,866,685     $2,669,785     $2,592,479     $2,374,793     $2,263,718
Long-Term Capital Lease Obligation              $20,768        $19,660        $23,335        $26,081        $29,337
Construction Expenditures (5)                  $135,614       $154,119       $159,991       $207,439       $181,820
Internally Generated Funds (IGF)(6)            $137,394       $123,948       $108,693       $130,275        $96,081
IGF as a Percent of Construction Expenditures       101%            80%            68%            63%            53%


(1) An early retirement offer decreased earnings net of income taxes and earnings per share by $10.7 million and $0.18, respectively.
(2) The settlement of a lawsuit with PECO Energy Company increased earnings net of income taxes and earnings per share by $11.4 million and $0.21, respectively.
(3)  Excludes interchange deliveries.
(4) Although Variable Rate Demand Bonds are classified as current liabilities, the Company intends to use the bonds as a source of long-term financing as discussed in Note 12 to the Consolidated Financial Statements.
(5)  Excludes Allowance for Funds Used During Construction.
(6) Net cash provided by operating activities less common and preferred dividends.


                         Delmarva Power & Light Company
                                       20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNINGS SUMMARY


The earnings per average share of common stock attributed to the core utility business and nonutility subsidiaries are shown below.

                                                   1995           1994           1993
                                                  -----------------------------------
          Core Utility
             Operations                           $1.72          $1.81          $1.73
             Early Retirement Offer                  --          (0.18)            --
                                                  -----------------------------------
                                                   1.72           1.63           1.73
          Nonutility Subsidiaries                  0.07           0.04           0.03
                                                  -----------------------------------
             Total                                $1.79          $1.67          $1.76
                                                  -----------------------------------
                                                  -----------------------------------


Earnings per share from core utility operations decreased by $0.09 in 1995 compared to 1994 due to a portion of estimated additional costs that were expensed for the Salem Nuclear Generating Station (Salem) arising from operational problems, including the current outage, which is discussed further under "Salem Outage." Excluding the portion of estimated additional costs that were expensed for Salem, earnings per share from core utility operations in 1995 were unchanged from 1994, reflecting the Company's success in offsetting decreased wholesale (resale) revenues with a combination of cost reduction efforts, retail sales growth, and modest price increases pursuant to the Company's "Three-Legged Stool" strategy, which is discussed further under "Strategic Plans for Competition--Resale Business." Operating results from the new Conowingo District, which began in June 1995 as a result of the Company's acquisition of Conowingo Power Company (COPCO), had a minimal impact on earnings, as expected. Refer to Note 4 to the Consolidated Financial Statements for information concerning the Company's acquisition of COPCO.

Earnings per share from core utility operations increased by $0.08 in 1994 compared to 1993 primarily due to additional electric base revenues from rate increases and additional electric sales. The earnings growth from additional electric base revenues was partially offset by higher depreciation expense and the dilutive effect of additional common shares outstanding.

Core utility earnings were reduced in 1994 by $10.7 million after taxes, or $0.18 per share, to reflect a voluntary early retirement offer (ERO), which resulted in a work force reduction of 10.5% or 296 people. Refer to Note 5 to the Consolidated Financial Statements for additional information concerning the ERO.


DIVIDENDS

On December 20, 1995, the Board of Directors declared a common stock dividend of $0.38 1/2 per share for the fourth quarter. As the utility industry moves from a regulated to a competitive environment, the Company believes it can best provide shareholder value through maintaining the current dividend level and providing annual earnings growth. Over time, this strategy is expected to reduce the Company's dividend payout ratio and allow the Company to invest in opportunities that are anticipated to have a sustainable positive impact on earnings growth.



                         Delmarva Power & Light Company
                                       21

SALEM OUTAGE

The Company owns 7.41% of Salem, which consists of two pressurized water nuclear reactors (PWR) and is operated by Public Service Electric & Gas Company (PSE&G). As of December 31, 1995, the Company's net investment in plant in-service for Salem was approximately $57 million for Unit 1 and $60 million for Unit 2. Each unit represents approximately 2% of the Company's total assets and approximately 3% of the Company's installed electric generating capacity.

Salem Units 1 and 2 were removed from operation by PSE&G on May 16, 1995, and June 7, 1995, respectively, due to operational problems and maintenance concerns. The units will remain shut down until PSE&G makes the equipment and management changes necessary to operate the units reliably over the long term. The restart of the units is subject to Nuclear Regulatory Commission (NRC) authorization. In December 1995, PSE&G completed a workscope assessment of both units and estimated that Unit 1 would return to service in the second quarter of 1996 and Unit 2 in the third quarter of 1996.

On February 21, 1996, PSE&G informed the Company that partial results from recent inspections of Unit 1 using a new testing technology revealed indications of degradation in a significant number of steam generator tubes. PSE&G is continuing its inspections and also will conduct further laboratory analysis of the tubes with results expected in April 1996. Based on the results of inspections to date, PSE&G has concluded that the Unit 1 outage will be extended for an indefinite period to evaluate the state of the steam generators and to subsequently determine an appropriate course of action. Degradation of steam generators in PWRs has become of increasing concern for the nuclear industry. Nationally and internationally, utilities have undertaken actions to repair or replace steam generators. In the extreme, degradation of steam generators has contributed to the retirement of several American nuclear power reactors.

PSE&G also has informed the Company that recent steam generator inspections of Unit 2 using the new testing technology have revealed that the condition of the Unit 2 steam generators is within current repair limits at the present time. However, to confirm the Unit 2 test results, PSE&G also will conduct laboratory analysis of the tubes for Unit 2. As a result of the delay in the restart of Unit 1, PSE&G is focusing its efforts on the return of Unit 2 to service in the third quarter of 1996, as scheduled. However, the Company cannot predict when the NRC will approve the restart of the unit or when the restart actually will occur.

In 1995, the Company incurred higher than expected operation and maintenance costs at Salem of approximately $5 million, which reflect the operational problems at the plant. These costs were expensed as incurred. Also, outage-related replacement power costs were estimated to be approximately $8 million. One-half of the estimated replacement power costs was expensed and the other one-half was deferred on the Company's Consolidated Balance Sheet in expectation of future recovery. Based on PSE&G's current estimates, the Company estimates that its share of additional costs related to the outage in 1996 will consist of operation and maintenance costs ranging from $4 million to $7 million, which will be expensed as incurred, and replacement power costs while the units are out of service of approximately $750,000 per month, per unit. In total, the Company estimates that its share of outage-related costs in 1996 will range from $17 million to $22 million. However, these 1996 estimates could change as a result of PSE&G's analysis of the degradation of the steam generator tubes. Beyond 1996, the Company cannot predict the amount of outage-related costs it could incur. During 1996, the Company plans to file a proposal with the Delaware Public Service Commission (DPSC), the Company's primary rate jurisdiction, for recovery of replacement power costs.

Since the periods during which these units will be out of service, the extent of the maintenance that will be required, and the costs of replacement power and the extent of its recovery may be different from those currently anticipated, the actual costs to be incurred by the Company may vary from the foregoing estimates.


STRATEGIC PLANS FOR COMPETITION

The electric resale segment of the utility industry has become highly competitive as a result of federal legislation. Resale customers now can choose their electric supplier. Competition in the retail markets also is being discussed at both the Federal and State levels. As the retail segment of the industry transitions to a more competitive market, the Company is making changes in the way it manages its business.


Resale Business

The Company's total electric resale revenues as a percent of total billed electric sales revenues decreased from 13% in 1994 to 7% in 1995, primarily due to Old Dominion Electric Cooperative's (ODEC) purchase of about one-half of its capacity and energy requirements from other suppliers beginning January 1, 1995. The resulting decrease in resale non-fuel revenues in 1995 of $24.2 million was offset through the Company's "Three-Legged Stool" strategy, which involved a combination of cost reduction efforts, retail sales growth, and modest price increases.

The Company has reduced substantially the financial risk related to its resale business. In 1994 and 1995, the Company successfully bid against other suppliers and retained all of its municipal customers under long-term contracts. In addition, the Company negotiated extended notice provisions on the remaining portion of ODEC's capacity and energy requirements served by the Company. These notice provisions require ODEC to provide the Company with two years' notice for up to a 30% load reduction and five years' notice for load reductions greater than 30%. ODEC has indicated that it may issue a request for proposals in early 1996 for the remaining portion of its capacity and energy requirements currently served by the Company. To the extent there is any further reduction in load, the notice provisions provide the Company with the ability to manage the financial impact.



                         Delmarva Power & Light Company
                                       22

(A graph titled "Reduced Resale Financial Risk" is displayed on page 23 of the 1995 Annual Report to Stockholders. A description of this graph is included in the Appendix to Management's Discussion and Analysis of Financial Condition and Results of Operations.)


Retail Business

Retail customers also are expected to be able to choose their energy suppliers in the future. The Company is well positioned for competition, due to its relatively low prices within the region, and is taking steps to manage its separate businesses in a competitive market, as discussed below.

During 1995, the Company introduced various new products and services and extended its markets into the region. Through an expanded marketing team, the Company is offering consulting, design, construction, and operating and maintenance services to commercial, industrial, and resale customers; developing and marketing residential products and services; and exploring the use of its energy delivery infrastructure to provide services to the telecommunications industry. In addition, the Company is working closely with neighboring communities, governments, and businesses to attract new customers and new jobs to the Company's service territory.

During 1996, the Company will reorganize into three separate business units-- energy supply, regulated delivery, and energy services--to better focus on the evolving energy markets. The Company also is investing in information technology systems that will provide immediate access to the information needed to manage the business units in a competitive environment.

In February 1996, the Company presented to the DPSC and the Maryland Public Service Commission a proposal to enter into a collaborative process to develop the transition from a regulated to a competitive energy market. The Company believes that the benefits of a competitive market can best be realized when addressed together by the Company, the Commissions, and customers. The Company also believes that this process should develop solutions for the following key issues: retail wheeling, stranded investment, the unbundling of electric price elements, and performance-based pricing mechanisms. The first goal will be to seek agreement on the objectives and principles for the transition to a market that allows choices for all customers. Afterwards, specific details and filings with the Commissions will be addressed.


Impact of Competition on Stranded Costs

As the electric utility industry transitions from a regulated to a competitive environment, utilities may not be able to recover certain costs, resulting in these costs being "stranded." Stranded costs could result from the shift from current cost-of-service based pricing to market-based pricing and from customers changing energy suppliers. Potential stranded costs include above-market costs associated with generation facilities; long-term purchased power contracts; and regulatory assets, which are expenses that have been deferred pending recovery from customers pursuant to Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." If changes in the regulatory environment ultimately require a recognition of any stranded costs, the Company could be required to write down asset values, and such write-downs could be material. However, since the time frame of further deregulation, the market conditions relative to capacity and energy demand and prices at the time of deregulation, and the extent to which regulatory commissions allow recovery of stranded costs are not known at this time, the Company cannot predict the level of stranded costs it could incur. Based on recent independent studies, the Company has less exposure to stranded costs than many other utilities in the industry.

Refer to "Impact of New Accounting Standards" for discussion of a related topic and Note 8 to the Consolidated Financial Statements for additional information on regulatory assets.

(A graph titled "Electric Price Comparison" is displayed on page 23 of the 1995 Annual Report to Stockholders. A description of this graph is included in the Appendix to Management's Discussion and Analysis of Financial Condition and Results of Operations.)




                         Delmarva Power & Light Company
                                       23

COMPONENTS OF UTILITY REVENUES

Fuel and energy costs billed to customers (fuel revenues) generally are based on rates in effect in fuel adjustment clauses which are adjusted periodically to reflect cost changes and are subject to regulatory approval. Rates for non-fuel costs billed to customers are dependent on rates determined in base rate proceedings before regulatory commissions. Changes in non-fuel (base rate) revenues can affect directly the earnings of the Company. Fuel revenues, or fuel costs billed to customers, generally do not affect net income, since the expense recognized as fuel costs is adjusted to match the fuel revenues. The amount of under- or over-recovered fuel costs generally is deferred until it is subsequently recovered from or returned to utility customers.

Electric revenues also include interchange delivery revenues which result primarily from the sale of electric power to utilities in the Pennsylvania-New Jersey-Maryland Interconnection Association (PJM Interconnection). The PJM Interconnection is an electric power pool comprised of eight utilities in the region, including the Company. The power pool provides both capital and operating economies to member utilities. Interchange delivery revenues are reflected in the calculation of rates charged to customers under fuel adjustment clauses. Due to this ratemaking treatment, interchange delivery revenues generally do not affect net income.


ELECTRIC REVENUES AND SALES

In 1995, the percentages of total billed sales revenues contributed by the various customer classes were as follows: residential--41.4%;
commercial--32.1%; industrial--18.6%; resale--7.0%; and other--0.9%.

Details of the changes in the various components of electric revenues are shown below.

Comparative Increase (Decrease) from Prior Year in Electric Revenues

(Dollars in Millions)                              1995           1994
                                                  --------------------
Non-fuel (Base Rate) Revenues
  Retail Sales Volume                             $54.9           $4.1
  Resale Sales Volume                             (24.2)          (0.2)
  Increased Rates                                   3.3           15.9
Fuel Revenues                                      (6.9)         (15.4)
Interchange Delivery Revenues                     (15.1)           1.0
Other Operating Revenues                            4.5            2.1
                                                  --------------------
  Total                                           $16.5           $7.5
                                                  --------------------
                                                  --------------------

For 1995 compared to 1994, Non-fuel Revenues increased $54.9 million from Retail Sales Volume due to a 7.3% increase in total retail kilowatt-hour (kWh) sales, which resulted primarily from Conowingo District sales beginning June 19, 1995. Excluding the Conowingo District, retail sales increased 2.9%, mainly due to higher commercial sales resulting from a strong economy in the Company's service territory, a 1.4% increase in the number of retail customers, and the favorable impact of hotter summer weather. Excluding the Conowingo District, billed sales to residential and commercial customers increased by 1.1% and 4.5%, respectively; industrial sales were flat.

For 1994 compared to 1993, Non-fuel Revenues increased $4.1 million from Retail Sales Volume due to a 1.9% increase in total retail sales, which resulted primarily from a 1.6% increase in the total number of retail customers, an improving economy in the Company's service territory, and colder winter weather, offset in part by cooler summer weather. Billed sales to residential and commercial customers increased by 2.3% and 3.7%, respectively; industrial sales were flat.

Non-fuel Revenues decreased $24.2 million in 1995 from Resale Sales Volume due to a 44.0% decrease in resale sales, mainly due to ODEC's purchase of about one-half of its capacity and energy requirements from other suppliers beginning January 1, 1995. Changes in resale sales have less of an impact on non-fuel revenues than changes in retail sales, since average resale non-fuel rates are significantly lower than average retail non-fuel rates.

The increases in Non-fuel Revenues from Increased Rates resulted from increases in electric customer base rates which became effective during 1993 and 1995. Refer to Note 2 to the Consolidated Financial Statements for information concerning these rate increases.

In 1995, Fuel Revenues decreased $6.9 million mainly due to lower total sales. In 1994, Fuel Revenues decreased $15.4 million due to lower rates charged to customers under the fuel adjustment clauses, partially offset by higher total sales.

In 1995, Interchange Delivery Revenues decreased $15.1 million, mainly due to lower sales and billing rates to the PJM Interconnection.


                         Delmarva Power & Light Company
                                       24

GAS REVENUES, SALES, AND TRANSPORTATION

The Company earns gas revenues from the sale of gas to customers and also from transporting gas through the Company's system for some customers who purchase gas directly from other suppliers.

In 1995, total gas revenues decreased $12.5 million from 1994 because of a $4.0 million increase in non-fuel revenues and a $16.5 million decrease in fuel revenues. The increase in non-fuel revenues was due to $2.7 million of additional revenue from a base rate increase that became effective November 1, 1994, and a $1.3 million increase in sales volume. Total volumes of gas sold and transported in 1995 increased 5.1% due to a 1.9% increase in firm gas sales, resulting primarily from a 2.9% increase in the number of customers, and a 17.2% increase in non-firm sales and gas transported. Gas fuel revenues decreased $16.5 million in 1995 due to lower average fuel rates charged to customers and a $6.8 million refund in 1995 of over-recovered fuel costs.

In 1994, total gas revenues increased $13.0 million from 1993 due to a $3.0 million increase in non-fuel revenues and a $10.0 million increase in fuel revenues. The increase in non-fuel revenues was due to $0.6 million of additional revenue from a November 1, 1994 base rate increase and a $2.4 million increase in sales volume. Total volumes of gas sold and transported in 1994 increased 3.8% due to a 2.9% increase in the number of customers and colder winter weather during the first quarter. Gas fuel revenues increased $10.0 million in 1994 due to higher average fuel rates and higher sales.


ELECTRIC FUEL AND PURCHASED POWER EXPENSES

In 1995, electric fuel and purchased power expenses decreased $14.7 million from 1994 primarily due to lower kWh output and lower purchased power prices. The $14.7 million decrease is net of $4.1 million of expense, which represents one-half of the total Salem outage-related replacement power costs that were estimated for 1995.

In 1994, electric fuel and purchased power expenses decreased $15.7 million from 1993 primarily due to variances in fuel costs deferred and subsequently amortized under the Company's fuel adjustment clauses.

The kWh output required to serve load within the Company's service territory is substantially equivalent to total output less interchange deliveries. In 1995, the Company's output for load within its service territory was provided by 39.4% coal generation, 32.1% oil and gas generation, 16.4% net purchased power, and 12.1% nuclear generation.

GAS PURCHASED

For 1995, compared to 1994, the cost of gas purchased decreased $15.2 million, primarily due to a $6.8 million refund in 1995 of over-recovered fuel costs and variances in fuel costs deferred and subsequently amortized under the Company's fuel adjustment clause. The refund of over-recovered fuel costs reduced the amount of expense recorded for gas purchased because fuel expense is adjusted to match fuel revenues as explained under "Components of Utility Revenues."

For 1994, compared to 1993, the cost of gas purchased increased $10.2 million, primarily due to variances in fuel costs deferred and subsequently amortized under the Company's fuel adjustment clause.



                         Delmarva Power & Light Company
                                       25

OPERATION, MAINTENANCE, DEPRECIATION, AND INCOME TAX EXPENSES

Operation and maintenance expenses increased in 1995 by $8.0 million compared to 1994. The most significant factor contributing to the increase was $29.5 million of costs related to the Conowingo District, including $26.1 million for capacity purchase charges under the Company's contracts to purchase the Conowingo District's electric power requirements from PECO Energy Company (PECO). Also contributing to the increase in expense were higher than expected costs at Salem of approximately $5 million, which reflect the operational problems at the plant, including the current outage. Largely offsetting these increases were a $17.5 million ERO expense recorded in 1994, salary and wage savings in 1995 from reduced staff levels, and lower storm damage costs.

Operation and maintenance expenses increased in 1994 by $19.2 million compared to 1993 due mainly to the following factors: the $17.5 million ERO expense, a $3.5 million increase in winter storm damage costs, a $3.5 million increase in the cost for postretirement benefits other than pensions (OPEB), and a $7.8 million reduction in pension expense, of which $4.5 million was due to a lower assumed rate of salary increase. The Company's OPEB costs were deferred during part of 1993 due to probable rate recovery. In 1994, the deferral for the Delaware jurisdiction (electric and gas) was expensed in accordance with a settlement agreement, approved October 18, 1994, concerning the Company's gas base rate case.

Depreciation expense increased in 1995, primarily due to the addition of the Conowingo District. In 1994, depreciation expense increased mainly due to additions to the electric system, including Hay Road Unit 4 in mid-1993.

Inflation affects the Company through increased operating expenses and higher replacement costs for utility plant assets. Although timely rate increases can lessen the effects of inflation, due to competition and the changing nature of the utility industry, the Company does not plan to file for an increase in base rates in the near term. The Company plans to use its existing cost control programs and sales initiatives as its primary means to mitigate the effects of inflation.

Income tax expense on operations increased $7.4 million in 1995 in comparison to 1994 and decreased $2.0 million in 1994 in comparison to 1993, mainly due to a corresponding increase and decrease in pre-tax income.


UTILITY FINANCING COSTS

Interest expense increased $6.3 million in 1995 in comparison to 1994, primarily due to the issuance of debt to acquire COPCO. Also contributing to the increase were higher average short-term debt balances and rates. Interest expense decreased $2.0 million in 1994, mainly due to the redemption on June 1, 1993, of $50 million of 10% First Mortgage Bonds with proceeds from a public offering of common stock.

Allowance for equity and borrowed funds used during construction (AFUDC) decreased $2.4 million in 1995, mainly due to a lower AFUDC rate. The decrease in AFUDC of $3.6 million in 1994 was primarily due to lower average construction balances.

Due to common equity financing, the average number of shares of common stock outstanding increased in 1995 and 1994. The additional shares outstanding decreased earnings per share by $0.03 in 1995 and $0.05 in 1994.


ENERGY SUPPLY

The Company's energy supply plan reflects its strategy to provide an adequate, reliable supply of electricity to customers, while minimizing adverse impacts on the environment and keeping prices competitive. This plan, which is updated annually, is based on forecasts of demand for electricity in the service territory and reserve requirements of the PJM Interconnection. The plan emphasizes balance and flexibility, and may be accelerated, slowed, or altered in response to changing energy demands, fluctuating fuel prices, and emerging technologies. The plan considers customer-oriented load management and strategic conservation programs ("demand-side" alternatives), with short-term power purchases, long-term power contracts, and new or renovated power plants ("supply-side" alternatives).

The plan currently matches customers' energy requirements and does not require large investments for new resources. The Company must balance the risks of providing too much or too little capacity. The main risks of too much capacity are that the Company's prices may become uncompetitive and that regulators may not allow the associated costs to be recovered through customer rates. The principal risks of inadequate capacity are unreliable service and the payment of capacity deficiency charges to the PJM Interconnection. The PJM Interconnection requires the Company to plan for and to provide an adequate capacity level.

During the past three years, the Company's plan has reduced customers' demand for electricity by an additional 47 megawatts (MW), provided 205 MW of capacity from a long-term power contract with PECO beginning in 1996, and provided 175 MW of capacity from a new power plant, Hay Road Unit 4. Looking forward through 2000, the Company's plan includes the following provisions:

(1) "Demand-side" -- No additional peak load reduction through customer-oriented load management and strategic conservation programs. The Company filed to close its existing demand-side programs to new participants in Delaware and Maryland on October 3, 1995, because these programs are not considered the most appropriate and cost effective resources for meeting future demand requirements.

(2) "Supply-side" -- Starting in 1997 and continuing through 2000, up to 125 MW of short-term power purchases, in addition to the long-term power contract discussed above.



                         Delmarva Power & Light Company
                                       26

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital resources are internally generated funds (net cash provided by operating activities less common and preferred dividends) and external financings. These resources provide capital for utility plant construction expenditures and other capital requirements, such as repayment of maturing debt and capital lease obligations. Utility construction expenditures are the Company's largest on-going capital requirement and are affected by many factors, including growth in demand for electricity, compliance with environmental regulations, and the need for improvement and replacement of existing facilities.

Operating activities provided cash inflows of $239.4 million in 1995, $224.6 million in 1994, and $206.7 million in 1993. After deducting common and preferred dividend payments of $102.0 million in 1995, $100.6 million in 1994, and $98.0 million in 1993, internally generated funds were $137.4 million in 1995, $124.0 million in 1994, $108.7 million in 1993. Internally generated funds provided 101%, 80%, and 68% of the cash required for utility construction in 1995, 1994, and 1993, respectively.

Utility construction expenditures were $135.6 million in 1995, $154.1 million in 1994, and $160.0 million in 1993. Construction expenditures in 1995, 1994, and 1993 included $16.4 million, $20.7 million, and $9.2 million, respectively, for projects attributed to environmental compliance.

In 1995, the Company acquired COPCO for $158.2 million ($157.0 million net of cash acquired) with $125.8 million of long-term debt and the balance with short-term debt. During 1993-1995, investments by the Company's nonutility subsidiaries were primarily construction expenditures at a landfill business as well as the purchase of a $5.7 million office building in 1994. In 1995 and 1994, the subsidiaries raised $3.7 million and $4.6 million, respectively, through the sale of real estate. In 1993, the subsidiaries sold interests in leveraged leases, which resulted in a $21.5 million cash inflow.

Capital raised externally during 1993-1995, net of $303.3 million of redemptions and refinancings, consisted of $146.3 million of common stock, $67.0 million of long-term debt, and $45.0 million of variable rate demand bonds. Preferred stock outstanding decreased $8.3 million. After considering $15.2 million of costs associated with issuing and refinancing debt and equity securities during 1993-1995, the net amount of capital raised from external financings during this period was $234.8 million.

Issuances of common stock during 1993-1995 included a public offering in 1993 of 3,300,000 shares for $77.1 million. The Company's 1993 financing requirements associated with utility plant were principally satisfied by issuing common stock in order to strengthen the Company's capital structure. Additional common stock was issued during 1993-1995, primarily through the Dividend Reinvestment and Common Share Purchase Plan (DRIP). Depending on the financing needs of the Company, shares issued through the DRIP may be either newly issued shares or shares purchased in the open market. During 1993-1995, shares issued through the DRIP were newly issued shares, except during the last seven months of 1994 when the shares were purchased in the open market. Effective January 1, 1996, shares issued through the DRIP are being purchased in the open market. Book value per share of common stock increased to $15.20 as of December 31, 1995, from $14.85 as of December 31, 1994.

In addition to the Company's issuance in 1995 of $125.8 million of long-term debt to acquire COPCO, one of the Company's non-utility subsidiaries issued $15.0 million of variable rate demand bonds to finance the past and future expansion of its landfill business. During the year, the Company's term loan balance of $45.0 million was repaid using cash from operations. No other significant debt redemption occurred in 1995.

(A graph titled "Internally Generated Funds & Construction Expenditures" is displayed on page 27 of the 1995 Annual Report to Stockholders. A description of this graph is included in the Appendix to Management's Discussion and Analysis of Financial Condition and Results of Operations.)



                         Delmarva Power & Light Company
                                       27

The Company's capital structure as of December 31, 1995 and 1994, expressed as a percentage of total capitalization, is shown below.

                                                   1995           1994
                                                  --------------------
Long-term debt and variable
  rate demand bonds                               46.3%          44.6%
Preferred stock                                    8.3%           8.8%
Common stockholders' equity                       45.4%          46.6%

Capital requirements for the period 1996-1997 are estimated to be $324 million, including $25 million for maturity of First Mortgage Bonds in 1997 and $294 million for utility construction expenditures, excluding AFUDC. The estimate of 1996-1997 utility construction expenditures includes $11 million related to environmental compliance plans, including provision of the Clean Air Act Amendments of 1990. During 1998-2000, an additional $42 million of construction expenditures (excluding AFUDC) related to compliance with environmental regulations are planned.

The Company anticipates that $283 million will be generated internally during 1996-1997, net of power purchase commitments. This represents 87% of estimated capital requirements and 96% of estimated utility construction expenditures for 1996-1997. During this period, no long-term external financings are presently planned.

Since the Company's future construction program, internal generation of funds, and need for outside capital will be affected by such matters as customer demand, inflation, competition, and rate regulation, future results may vary from the foregoing estimates.


NONUTILITY SUBSIDIARIES

Information on the Company's nonutility subsidiaries, in addition to the following discussion, can be found in Notes 1 and 18 to the Consolidated Financial Statements.

Earnings per share of nonutility subsidiaries were $0.07 in 1995 in comparison to $0.04 in 1994. The $0.03 increase in earnings was primarily due to higher recoveries of previously written-off joint venture assets, the receipt of an additional payment related to a prior year sale of a leveraged lease interest, and a 1994 adjustment to reduce the realizable value of oil and gas wells. The increase in 1995 earnings was partially offset by lower earnings from solid waste group operations. Both 1995 and 1994 included gains from the sale of real estate.

Earnings per share of nonutility subsidiaries were $0.04 in 1994 in comparison to $0.03 in 1993. The $0.01 increase in earnings was mainly attributed to gains on the sale of real estate, improved operating results of the solid waste group, and higher earnings from various other nonutility business activities. These earnings increases were largely offset by a 1994 adjustment to the realizable value of oil and gas wells and by 1993 after-tax gains on sales of leveraged leases.


IMPACT OF NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review long-lived assets and certain identifiable intangibles held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered impaired, then its value would be written down with a corresponding charge to earnings. SFAS No. 121 also requires rate-regulated companies to write off regulatory assets against earnings whenever those assets no longer meet the criteria for recognition of a regulatory asset as defined by SFAS No. 71. The new standard is effective in 1996. Based on current circumstances, the Company does not expect the adoption of SFAS No. 121 to have a material effect upon the Company's financial condition or results of operations. However, the effects of the electric utility industry's transition to a competitive environment could result in the future write-down of asset values as discussed under "Strategic Plans for Competition--Impact of Competition on Stranded Costs."

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, entities to recognize compensation costs for stock-based employee compensation plans using a fair value based method of accounting rather than the intrinsic value based method of accounting currently prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to continue using the accounting prescribed by APB Opinion No. 25 are required to disclose pro forma net income and earnings per share as if the fair value based method of accounting under SFAS No. 123 had been applied. The new standard is effective in 1996. The Company does not expect to adopt the accounting provisions of SFAS No. 123 for income statement recognition purposes.



                         Delmarva Power & Light Company
                                       28

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

Howard E. Cosgrove
Chairman of the Board, President,
and Chief Executive Officer

Barbara S. Graham
Senior Vice President, Treasurer,
and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Stockholders
Delmarva Power & Light Company
Wilmington, Delaware

We have audited the accompanying consolidated balance sheets and statements of capitalization of Delmarva Power & Light Company and Subsidiary Companies as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delmarva Power & Light Company and Subsidiary Companies as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 2, 1996, except as to the information presented under the caption Salem Outage in Note 16, for which the date is February 26, 1996



                         Delmarva Power & Light Company
                                       29

CONSOLIDATED STATEMENTS OF INCOME


(Dollars in Thousands)                                                  Year Ended December 31,
                                                                  1995           1994           1993
----------------------------------------------------------------------------------------------------
OPERATING REVENUES
  Electric                                                    $899,662       $883,115       $875,663
  Gas                                                           95,441        107,906         94,944
                                                              --------------------------------------
                                                               995,103        991,021        970,607
                                                              --------------------------------------

OPERATING EXPENSES
  Electric fuel and purchased power                            267,885        282,570        298,307
  Gas purchased                                                 48,615         63,814         53,631
  Operation and maintenance                                    275,165        267,207        248,052
  Depreciation                                                 113,022        109,523        100,929
  Taxes other than income taxes                                 38,449         38,585         37,419
  Income taxes                                                  73,561         66,166         68,130
                                                              --------------------------------------
                                                               816,697        827,865        806,468
                                                              --------------------------------------

OPERATING INCOME                                               178,406        163,156        164,139
                                                              --------------------------------------
OTHER INCOME
  Nonutility Subsidiaries
    Revenues and gains                                          52,042         43,142         37,636
    Expenses including interest and income taxes               (47,896)       (40,790)       (35,828)
                                                              --------------------------------------
      Net earnings of nonutility subsidiaries                    4,146          2,352          1,808
  Allowance for equity funds used during construction              708          3,389          5,309
  Other income, net of income taxes                                557           (285)           511
                                                              --------------------------------------
                                                                 5,411          5,456          7,628
                                                              --------------------------------------

INCOME BEFORE UTILITY INTEREST CHARGES                         183,817        168,612        171,767
                                                              --------------------------------------
UTILITY INTEREST CHARGES
  Interest expense                                              68,395         62,076         64,095
  Allowance for borrowed funds used during construction         (2,066)        (1,774)        (3,404)
                                                              --------------------------------------
                                                                66,329         60,302         60,691
                                                              --------------------------------------
EARNINGS
  Net income                                                   117,488        108,310        111,076
  Dividends on preferred stock                                   9,942          9,370         10,002
                                                              --------------------------------------
  Earnings applicable to common stock                         $107,546       $ 98,940       $101,074
                                                              --------------------------------------
                                                              --------------------------------------
COMMON STOCK
  Average shares of common stock outstanding (000)              60,217         59,377         57,557
  Earnings per average share of common stock                     $1.79          $1.67          $1.76
  Dividends declared per share of common stock                   $1.54          $1.54          $1.54


See accompanying Notes to Consolidated Financial Statements.



                         Delmarva Power & Light Company
                                       30

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)                                                                          Year Ended December 31,
                                                                                     1995                1994                1993
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                        $117,488            $108,310            $111,076
Adjustments to reconcile net income to
  net cash provided by operating activities
     Depreciation and amortization                                                 120,897             120,803             112,926
     Allowance for equity funds used during construction                              (708)             (3,389)             (5,309)
     Investment tax credit adjustments, net                                         (2,516)             (1,898)             (2,515)
     Deferred income taxes, net                                                     15,992               4,829              (1,171)
     Provision for early retirement offer                                               --              17,500                  --
     Net change in:
          Accounts receivable                                                      (14,022)              7,980             (15,851)
          Inventories                                                               18,590             (21,409)              5,314
          Accounts payable                                                           3,269               5,811              (3,749)
          Other current assets & liabilities(1)                                    (14,349)            (10,668)             11,441
     Other, net                                                                     (5,213)             (3,282)             (5,438)
                                                                                 ---------------------------------------------------
Net cash provided by operating activities                                          239,428             224,587             206,724
                                                                                 ---------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures, excluding AFUDC                                        (135,614)           (154,119)           (159,991)
Allowance for borrowed funds used during construction                               (2,066)             (1,774)             (3,404)
Change in working capital for construction                                           1,102                (439)              3,123
Acquisition of COPCO, net of cash acquired                                        (157,014)                 --                  --
Cash flows from leveraged leases
     Sales of interests in leveraged leases                                          1,314                  --              21,542
     Other                                                                           1,685               1,592               1,511
Proceeds from sales of subsidiary property                                           3,656               4,596                  --
Investment in subsidiary projects and operations                                    (3,645)            (11,045)             (2,827)
Net (increase)/decrease in bond proceeds held in trust funds                         2,658             (11,816)              1,152
Deposits to nuclear decommissioning trust funds                                     (3,612)             (2,438)             (2,657)
Other, net                                                                          (3,544)             (2,336)               (389)
                                                                                 ---------------------------------------------------
Net cash used by investing activities                                             (295,080)           (177,779)           (141,940)
                                                                                 ---------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends:     Common                                                              (92,221)            (91,175)            (87,989)
               Preferred                                                            (9,813)             (9,464)            (10,042)
Issuances:     Long-term debt(2)                                                   125,800               4,640             148,200
               Variable rate demand bonds                                           15,000              30,000              15,500
               Common stock                                                         24,693              14,974             109,463
               Preferred stock                                                          --                  --              20,000
Redemptions:   Long-term debt(2)                                                    (1,388)            (26,096)           (184,206)
               Variable rate demand bonds                                               --                  --             (15,500)
               Common stock                                                         (1,253)               (794)               (748)
               Preferred stock                                                          --                  --             (28,280)
Principal portion of capital lease payments                                         (7,875)            (11,280)             (9,956)
Net change in term loan                                                            (45,000)             35,000              10,000
Net change in short-term debt                                                       53,154              10,000             (17,000)
Cost of issuances and refinancings                                                  (1,523)               (601)            (13,097)
                                                                                 ---------------------------------------------------
Net cash provided/(used) by financing activities                                    59,574             (44,796)            (63,655)
                                                                                 ---------------------------------------------------
Net change in cash and cash equivalents                                              3,922               2,012               1,129
Beginning of year cash and cash equivalents                                         25,029              23,017              21,888
                                                                                 ---------------------------------------------------
End of year cash and cash equivalents                                              $28,951             $25,029             $23,017
                                                                                 ---------------------------------------------------
                                                                                 ---------------------------------------------------

(1)  Other than debt and deferred income taxes classified as current.
(2)  Excluding net change in term loan.

See accompanying Notes to Consolidated Financial Statements.



                         Delmarva Power & Light Company
                                       31

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)                                                                               As of December 31,
                                                                                             1995                          1994
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
UTILITY PLANT--AT ORIGINAL COST
     Electric                                                                             $2,942,969                    $2,676,871
     Gas                                                                                     208,245                       196,188
     Common                                                                                  130,949                       120,933
                                                                                 ---------------------------------------------------
                                                                                           3,282,163                     2,993,992
     Less: Accumulated depreciation                                                        1,189,269                     1,062,565
                                                                                 ---------------------------------------------------
     Net utility plant in service                                                          2,092,894                     1,931,427
     Construction work-in-progress                                                           105,588                        85,220
     Leased nuclear fuel, at amortized cost                                                   31,661                        30,349
                                                                                 ---------------------------------------------------
                                                                                           2,230,143                     2,046,996
                                                                                 ---------------------------------------------------
INVESTMENTS AND NONUTILITY PROPERTY
     Investment in leveraged leases                                                           48,367                        49,595
     Funds held by trustee                                                                    36,275                        32,824
     Other investments and nonutility property, net                                           54,781                        57,289
                                                                                 ---------------------------------------------------
                                                                                             139,423                       139,708
                                                                                 ---------------------------------------------------
CURRENT ASSETS
     Cash and cash equivalents                                                                28,951                        25,029
     Accounts receivable
          Customers                                                                          116,606                        93,739
          Other                                                                               14,630                        15,144
     Inventories, at average cost
          Fuel (coal, oil, and gas)                                                           30,076                        48,262
          Materials and supplies                                                              36,823                        37,055
     Prepayments                                                                              12,969                         9,014
     Deferred income taxes, net                                                                5,400                         9,276
                                                                                 ---------------------------------------------------
                                                                                             245,455                       237,519
                                                                                 ---------------------------------------------------
DEFERRED CHARGES AND OTHER ASSETS
     Prepaid pension cost                                                                     16,899                         5,905
     Unamortized debt expense                                                                 12,256                        11,387
     Deferred debt refinancing costs                                                          23,972                        26,530
     Deferred recoverable income taxes                                                       151,250                       149,206
     Other                                                                                    47,287                        52,534
                                                                                 ---------------------------------------------------
                                                                                             251,664                       245,562
                                                                                 ---------------------------------------------------
     Total                                                                                $2,866,685                    $2,669,785
                                                                                 ---------------------------------------------------
                                                                                 ---------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.




                         Delmarva Power & Light Company
                                       32

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)                                                                               As of December 31,
                                                                                             1995                          1994
------------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION (SEE STATEMENTS OF CAPITALIZATION)
     Common stock, $2.25 par value; 90,000,000 shares authorized;
          shares outstanding: 1995--60,759,365, 1994--59,542,006                            $136,713                      $133,970
     Additional paid-in capital                                                              506,298                       484,377
     Retained earnings                                                                       281,862                       267,002
     Unearned compensation                                                                    (1,433)                       (1,180)
                                                                                 ---------------------------------------------------
          Total common stockholders' equity                                                  923,440                       884,169
     Preferred stock                                                                         168,085                       168,085
     Long-term debt                                                                          853,904                       774,558
                                                                                 ---------------------------------------------------
                                                                                           1,945,429                     1,826,812
                                                                                 ---------------------------------------------------
CURRENT LIABILITIES
     Short-term debt                                                                          63,154                        10,000
     Long-term debt due within one year                                                        1,485                         1,399
     Variable rate demand bonds                                                               86,500                        71,500
     Accounts payable                                                                         64,056                        59,596
     Taxes accrued                                                                             4,802                         7,264
     Interest accrued                                                                         16,355                        15,459
     Dividends declared                                                                       23,426                        22,831
     Current capital lease obligation                                                         12,604                        12,571
     Deferred energy costs                                                                       222                        12,241
     Other                                                                                    33,595                        27,538
                                                                                 ---------------------------------------------------
                                                                                             306,199                       240,399
                                                                                 ---------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
     Deferred income taxes, net                                                              519,597                       505,435
     Deferred investment tax credits                                                          45,061                        47,577
     Long-term capital lease obligation                                                       20,768                        19,660
     Other                                                                                    29,631                        29,902
                                                                                 ---------------------------------------------------
                                                                                             615,057                       602,574
                                                                                 ---------------------------------------------------
     Commitments and Contingencies (Notes 13 and 16)                                              --                            --

     Total                                                                                $2,866,685                    $2,669,785
                                                                                 ---------------------------------------------------
                                                                                 ---------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.




                         Delmarva Power & Light Company
                                       33

CONSOLIDATED STATEMENTS OF CAPITALIZATION

(Dollars in Thousands)                                                                               As of December 31,
                                                                                             1995                          1994
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKHOLDERS' EQUITY
Total common stockholders' equity  (1)                                                      $923,440                      $884,169
                                                                                          -----------------------------------------
CUMULATIVE PREFERRED STOCK
Par value $1 per share, 10,000,000 shares authorized, none outstanding                            --                            --
Par value $25 per share, 3,000,000 shares authorized,
     7 3/4% Series, 1,600,000 shares issued (2)                                               40,000                        40,000
Par value $100 per share, 1,800,000 shares authorized:

                                                            Current call
Series                         Shares outstanding          price per share
--------------------------------------------------------------------------
3.70%-5%                             320,000               $103.00-$105.00                    32,000                        32,000
6 3/4%                               200,000                     (3)                          20,000                        20,000
7.52%                                150,000                   $103.50                        15,000                        15,000
Adjustable--5.56%, 5.54% (4)         160,850                   $103.00 (5)                    16,085                        16,085
Auction rate--4.54%, 3.32% (4)       450,000                   $100.00                        45,000                        45,000
                                                                                          -----------------------------------------
                                                                                             168,085                       168,085
                                                                                          -----------------------------------------

LONG-TERM DEBT
First Mortgage Bonds:
Maturity                         Interest Rates
-----------------------------------------------
1997                                 6 3/8%                                                   25,000                        25,000
2002-2003                          6.40%-6.95%                                               120,000                       120,000
2014-2015                          7.30%-8.15%                                                81,000                        81,000
2018-2022                          5.90%-8.50%                                               208,200                       208,200
2025                                  7.71%                                                  100,000                            --
2032                                  6.05%                                                   15,000                        15,000
                                                                                          -----------------------------------------
                                                                                             549,200                       449,200

Amortizing First Mortgage Bonds, due 1997-2008, 6.95%                                         25,800                            --
Other Bonds, due 2011-2017, 7.15%-7.50%                                                       54,500                        54,500

Pollution Control Notes:
Series 1973, due 1996-1998, 5 3/4%                                                             6,250                         6,375
Series 1976, due 1996-2006, 7 1/8%-7 1/4%                                                      3,100                         3,200

Medium Term Notes, due 1998, 5.69%                                                            25,000                        25,000
Medium Term Notes, due 1999, 7 1/2%                                                           30,000                        30,000
Medium Term Notes, due 2002-2004, 8.30%-9.29%                                                 39,000                        39,000
Medium Term Notes, due 2007, 8 1/8%                                                           50,000                        50,000
Medium Term Notes, due 2020-2021, 8.96%-9.95%                                                 61,000                        61,000

Mortgage Notes, 9.65% (6)                                                                      6,938                         7,606
Mortgage Note, 8% (7)                                                                          4,279                         4,588
Term Loan (8)                                                                                     --                        45,000
Other Obligations, due 1996-2000, 9.63%                                                          940                         1,126
Unamortized premium and discount, net                                                           (618)                         (638)
Current maturities of long-term debt                                                          (1,485)                       (1,399)
                                                                                          -----------------------------------------
Total long-term debt                                                                         853,904                       774,558
                                                                                          -----------------------------------------
Total capitalization                                                                       1,945,429                     1,826,812
                                                                                          -----------------------------------------
Variable Rate Demand Bonds (9)                                                                86,500                        71,500
                                                                                          -----------------------------------------
Total capitalization with Variable Rate Demand Bonds                                      $2,031,929                    $1,898,312
                                                                                          -----------------------------------------
                                                                                          -----------------------------------------


(1) Refer to Consolidated Statements of Changes in Common Stockholders' Equity for additional information.
(2)  Redeemable beginning September 30, 2002, at $25 per share.
(3)  Redeemable beginning November 1, 2003, at $100 per share.
(4)  Average rates during 1995 and 1994, respectively.
(5) Call price changes to $100 per share for redemptions on or after July 1, 1996.
(6) Repaid through monthly payments of principal and interest over 15 years ending November 2002.
(7) Repaid through monthly payments of principal and interest using a 15-year principal amortization, with the unpaid balance due in September 1999.
(8) Refer to Note 12 to the Consolidated Financial Statements for additional information.
(9) Classified under current liabilities as discussed in Note 12 to the Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.


                         Delmarva Power & Light Company
                                       34

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

(Dollars in Thousands)

                                                       Common                Additional                          Unearned
                                                       Shares          Par     Paid-in    Retained    Treasury    Compen-
                                                     Outstanding    Value (1)  Capital    Earnings    Stock (2)   sation     Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JANUARY 1, 1993                        54,143,853    $121,824   $374,976   $249,176         --      $(187)  $745,789
Net income                                                                                111,076                          111,076
Cash dividends declared
     Common stock ($1.54)                                                                 (89,792)                         (89,792)
     Preferred stock                                                                      (10,002)                         (10,002)
Issuance of common stock
     Public offering                                  3,300,000       7,425     69,713                                      77,138
     DRIP (3)                                         1,246,380       2,804     26,519                                      29,323
     Stock options                                      139,050         313      2,689                                       3,002
     Expenses                                                                   (2,627)                                     (2,627)
Reacquired shares                                       (31,490)                                       $(748)                 (748)
Shares granted (4)                                       31,490                                          748       (748)        --
Amortization of unearned compensation                                                                               260        260
Refinancing of preferred stock                                                    (273)      (951)                          (1,224)
                                                    --------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1993                      58,829,283     132,366    470,997    259,507         --       (675)   862,195
Net income                                                                                108,310                          108,310
Cash dividends declared
     Common stock ($1.54)                                                                 (91,436)                         (91,436)
     Preferred stock                                                                       (9,370)                          (9,370)
Issuance of common stock
     DRIP (3)                                           703,726       1,584     13,199                                      14,783
     Other Issuance                                       8,997          20        171                                         191
Reacquired shares                                       (36,840)                                        (794)                 (794)
Shares granted (4)                                       36,840                                          794       (794)        --
Amortization of unearned compensation                                                                               289        289
Other                                                                               10         (9)                               1
                                                    --------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1994                      59,542,006     133,970    484,377    267,002         --     (1,180)   884,169
Net income                                                                                117,488                          117,488
Cash dividends declared
     Common stock ($1.54)                                                                 (92,686)                         (92,686)
     Preferred stock                                                                       (9,942)                          (9,942)
Issuance of common stock
     DRIP (3)                                         1,210,048       2,723     21,806                                      24,529
     Stock options                                        3,900           9         63                                          72
     Other issuance                                       4,731          11         82                                          93
Reacquired shares                                       (63,370)                                      (1,253)        19     (1,234)
Shares granted (4)                                       62,050                                        1,223     (1,223)        --
Amortization of unearned compensation                                                                               951        951
                                                    --------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1995                      60,759,365    $136,713   $506,328   $281,862       $(30)   $(1,433)  $923,440
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------

(1) The Company's common stock has a par value of $2.25 per share and 90,000,000 shares are authorized.
(2) Treasury Stock, which is recorded at cost, is included in Additional Paid-in Capital on the Consolidated Balance Sheet.
(3) Dividend Reinvestment and Common Share Purchase Plan (DRIP)--As of December 31, 1995, 149,648 shares remained on the registration for issuance through the DRIP. On January 29, 1996, the Company filed with the Securities and Exchange Commission to register an additional 6,000,000 shares for issuance through the DRIP.
(4) Shares of restricted common stock granted under the Company's Long Term Incentive Plan.

See accompanying Notes to Consolidated Financial Statements.

                         Delmarva Power & Light Company
                                       35

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is predominately a public utility that provides electric and gas service. The Company provides electric service to retail (residential, commercial, and industrial) and wholesale (resale) customers in Delaware, ten primarily Eastern Shore counties in Maryland, and the Eastern Shore area of Virginia in an area consisting of about 6,000 square miles with a population of approximately 1.1 million. In 1995, 90% of the Company's operating revenues were derived from the sale of electricity. The Company provides gas service to retail and transportation customers in an area consisting of about 275 square miles with a population of approximately 470,000 in northern Delaware, including the City of Wilmington.

In addition, the Company and its wholly-owned subsidiaries are engaged in nonutility activities. The Company is developing and marketing energy-related products and services primarily targeted to customers in retail markets. The subsidiaries' nonutility activities include landfill and wastehauling operations, the operation and maintenance of energy-related projects, real estate sales and development, and investments in leveraged equipment leases.

Regulation of Utility Operations

The Company is subject to regulation with respect to its retail utility sales by the Delaware and Maryland Public Service Commissions (DPSC and MPSC, respectively) and the Virginia State Corporation Commission (VSCC), which have powers over rate matters, accounting, and terms of service. Gas sales are subject to regulation by the DPSC. The Federal Energy Regulatory Commission
(FERC) exercises jurisdiction with respect to the Company's accounting systems and policies, the transmission of electricity, the wholesale sale of electricity, and interchange and other purchases and sales of electricity involving other utilities. The FERC also regulates the price and other terms of transportation of natural gas purchased by the Company. The percentage of electric and gas utility operating revenues regulated by each Commission for the year ended December 31, 1995, was as follows: DPSC, 64%; MPSC, 27%; VSCC, 3%; and FERC, 6%.

Refer to Note 8 to the Consolidated Financial Statements for a discussion of regulatory assets arising from the financial effects of rate regulation.

Reporting of Subsidiaries

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries--Delmarva Capital Investments, Inc.; Delmarva Energy Company; Delmarva Industries, Inc.; and Delmarva Services Company. The results of operations of the Company's nonutility subsidiaries are reported in the Consolidated Statements of Income as "Other Income." Refer to Note 18 to the Consolidated Financial Statements for financial information about the Company's nonutility subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility Revenues

At the end of each month, there is an amount of electric and gas service rendered from the last meter reading to the month-end which has not yet been billed to customers. The non-fuel (base rate) revenues associated with such unbilled services are accrued by the Company.

When interim rates are placed in effect subject to refund, the Company recognizes revenues based on expected final rates.


Fuel Expense

Fuel costs charged to the Company's results of operations generally are adjusted to match fuel costs included in customer billings (fuel revenues). The difference between fuel revenues and actual fuel costs incurred is reported on the Consolidated Balance Sheets as "Deferred energy costs." The deferred balance is subsequently recovered from or returned to utility customers.

The Company's share of nuclear fuel at the Peach Bottom Atomic Power Station (Peach Bottom) and the Salem Nuclear Generating Station (Salem) is financed through a contract which is accounted for as a capital lease. Nuclear fuel costs, including a provision for the future disposal of spent nuclear fuel, are charged to fuel expense on a unit-of-production basis.

Depreciation Expense

The annual provision for depreciation on utility property is computed on the straight-line basis using composite rates by classes of depreciable property. The relationship of the annual provision for depreciation for financial accounting purposes to average depreciable property was 3.6% for 1995 and 1994, and 3.7% for 1993. Depreciation expense includes a provision for the Company's share of the estimated cost of decommissioning nuclear power plant reactors based on amounts billed to customers for such costs. Refer to Note 7 to the Consolidated Financial Statements for additional information on nuclear decommissioning.

Interest Expense

The amortization of debt discount, premium, and expense, including refinancing expenses, is included in interest expense.

Allowance for Funds Used During Construction

Allowance for Funds Used During Construction (AFUDC) is included in the cost of utility plant and represents the cost of borrowed and equity funds used to finance construction of new utility facilities. In the Consolidated Statements of Income, the borrowed funds component of AFUDC is reported under "Utility Interest Charges" as a reduction of interest expense and the equity funds component of AFUDC is reported as "Other Income." AFUDC was capitalized on utility plant construction at the rates of 7.1% in 1995, 9.3% in 1994, and 9.6% in 1993.

                         Delmarva Power & Light Company
                                       36

Cash Equivalents

In the consolidated financial statements, the Company considers highly liquid marketable securities and debt instruments purchased with a maturity of three months or less to be cash equivalents.

Leveraged Leases

As of December 31, 1995, the Company's portfolio of leveraged leases, held by a nonutility subsidiary, consists of five aircraft which are leased to three separate airlines. The Company's investment in leveraged leases includes the aggregate of rentals receivable (net of principal and interest on nonrecourse indebtedness) and estimated residual values of the leased equipment less unearned and deferred income (including investment tax credits). Unearned and deferred income is recognized at a level rate of return during the periods in which the net investment is positive.

Funds Held by Trustee

Funds held by trustee generally include deposits in the Company's external nuclear decommissioning trusts and unexpended, restricted, tax-exempt bond proceeds. Earnings on such trust funds are also reflected in the balance.

2. BASE RATE MATTERS

Electric and gas base rate increases which became effective in 1993, 1994, and 1995 are summarized in the following table.


                                                                   Return On
                         Annualized Base           Effective     Common Equity
Jurisdiction            Revenue Increase             Date           Allowed
--------------------------------------------------------------------------------
Retail Electric
     Delaware (1)    $  4.5 million or 0.9%        05/01/95              11.5%
     Delaware (2)    $ 24.9 million or 5.8%        06/01/93              11.5%
     Maryland (3)    $  7.8 million or 4.3%        04/01/93               --
     Virginia        $  1.3 million or 5.4%        10/05/93             11.05%
Resale (FERC)(4)     $  1.5 million or 1.5%        06/03/93               --
Gas (5)              $  3.1 million or 3.1%        11/01/94              11.5%

(1)  Net of reduced fuel rates, customer rates decreased 1.45%.
(2)  Net of fuel savings from Hay Road Unit 4, customer rates increased 3.7%.
(3) Although a return on equity was not specified, the Company believes that the implied return on equity approaches 12%. Net of fuel savings from Hay Road Unit 4, customer rates increased 2.3%.
(4)  The settlement agreement did not specify a return on equity.
(5)  Net of reduced fuel rates, customer rates decreased 1.75%.

On April 18, 1995, the DPSC approved a joint resolution submitted by the Company and two customer groups for a $4.5 million or 0.9% increase in electric base rates effective May 1, 1995. The rate increase was designed to recover the costs of "limited issues," which primarily are costs imposed by government and are outside the reasonable control of the Company. The joint resolution also provided for the following:

- A rate moratorium whereby the Company will not increase its electric base rates before January 1, 1997. However, the Company is permitted to file for a redesign of electric base rates that would not result in a change in total electric base revenues.

- A provision whereby the Company would be required to submit a proposal supporting current rate levels if its return on common equity exceeds its currently approved rate of 11.5%. A return on common equity test will be performed quarterly beginning with the twelve-month period ended December 31, 1995, and continuing through the twelve-month period ended December 31, 1996.

- Funding of nuclear decommissioning costs at the current Nuclear Regulatory Commission (NRC) minimum financial assurance amount. See Note 7 to the Consolidated Financial Statements for a further discussion of the Company's accounting and funding policies for nuclear decommissioning.


In 1994, the Company also had filed an application with the MPSC for a $3.9 million "limited issues" increase in electric base rates. In April 1995, the MPSC denied the Company's application to increase rates because it was unable to determine the reasonableness of the Company's current base rates due to the "limited issues" format of the case.

The electric base rate increases that became effective in 1993 were designed to recover higher costs associated with completion of Hay Road Unit 4, costs for postretirement benefits other than pensions, and other items, including general inflation.

The gas base rate increase effective in 1994 was designed to recover higher operating costs and plant investment levels than were reflected in the previous rates.

                         Delmarva Power & Light Company
                                       37

3. INCOME TAXES

The Company and its wholly-owned subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the Company's utility business and subsidiaries based upon their respective taxable incomes, tax credits, and effects of the alternative minimum tax, if any.

Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. The portion of the Company's deferred tax liability applicable to utility operations that has not been reflected in current customer rates represents income taxes recoverable through future rates and is reflected on the Consolidated Balance Sheets as "Deferred recoverable income taxes." Deferred recoverable income taxes were $151.3 million and $149.2 million as of December 31, 1995 and 1994, respectively.

Deferred income tax expense represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits (ITC) from regulated operations are being amortized over the useful lives of the related utility plant. ITC associated with leveraged leases are being amortized over the lives of the related leases during the periods in which the net investment is positive.

Components of Consolidated Income Tax Expense
(Dollars in Thousands)                                           1995                          1994                          1993
-----------------------------------------------------------------------------------------------------------------------------------
Operation
     Federal:  Current                                         $46,517                       $50,276                       $50,264
               Deferred                                         16,452                         5,592                         7,710

     State:    Current                                           9,851                        11,268                        10,839
               Deferred                                          3,257                           928                         1,832

     Investment tax credit adjustments, net                     (2,516)                       (1,898)                       (2,515)
                                                             -----------------------------------------------------------------------
Total Operation                                                 73,561                        66,166                        68,130
                                                             -----------------------------------------------------------------------

Other income
     Federal:  Current                                           5,263                         2,789                         9,398
               Deferred                                         (3,686)                       (2,008)                       (9,398)

     State:    Current                                             433                           349                           287
               Deferred                                            (31)                          317                        (1,315)
                                                             -----------------------------------------------------------------------
Total Other Income                                               1,979                         1,447                        (1,028)
                                                             -----------------------------------------------------------------------
Total income tax expense                                       $75,540                       $67,613                       $67,102
                                                             -----------------------------------------------------------------------
                                                             -----------------------------------------------------------------------

Reconciliation of Effective Income Tax Rate
The amount computed by multiplying income before tax by the federal statutory rate is reconciled below to the total income tax expense.

                                                          1995                          1994                          1993
(Dollars in Thousands)                           Amount            Rate        Amount            Rate        Amount            Rate
-----------------------------------------------------------------------------------------------------------------------------------
Statutory federal income
     tax expense                                $67,560             35%       $61,574            35%        $62,362            35%
Increase (decrease) due to
     State income taxes, net of
          federal tax benefit                     8,792              5          8,361              4          7,567              4
     Other, net                                    (812)            (1)        (2,322)            (1)        (2,827)            (1)
                                                ------------------------------------------------------------------------------------
Total income tax expense                        $75,540             39%       $67,613             38%       $67,102            38%
                                                ------------------------------------------------------------------------------------
                                                ------------------------------------------------------------------------------------

Components of Deferred Income Taxes
The tax effect of temporary differences that give rise to the Company's net deferred tax liability are shown below.

                                                                                                     As of December 31
(Dollars in Thousands)                                                                        1995                          1994
-----------------------------------------------------------------------------------------------------------------------------------
Deferred Tax Liabilities
     Utility plant basis differences
          Accelerated depreciation                                                          $307,346                      $296,651
          Other                                                                               99,941                        98,437
     Leveraged leases                                                                         44,662                        47,080
     Deferred recoverable income taxes                                                        64,376                        64,130
     Other                                                                                    54,507                        44,418
                                                                                            --------------------------------------
     Total deferred tax liabilities                                                          570,832                       550,716
                                                                                            --------------------------------------

Deferred Tax Assets
     Deferred ITC                                                                             15,719                        17,763
     Other                                                                                    40,916                        36,794
                                                                                            --------------------------------------
     Total deferred tax assets                                                                56,635                        54,557
                                                                                            --------------------------------------

Total deferred taxes, net                                                                   $514,197                      $496,159
                                                                                            --------------------------------------
                                                                                            --------------------------------------

Valuation allowances for deferred tax assets were not material as of December 31, 1995 and 1994.

                         Delmarva Power & Light Company
                                       38

4. PURCHASE OF CONOWINGO POWER COMPANY

On June 19, 1995, the Company acquired Conowingo Power Company (COPCO), the Maryland retail electric subsidiary of PECO Energy Company (PECO), for $158.2 million ($157.0 million net of cash acquired). As disclosed in Note 12 to the Consolidated Financial Statements, the Company financed the acquisition with $125.8 million of long-term debt and the balance with short-term debt. The acquisition resulted in approximately 37,500 new electric retail customers, which represents 9% of the Company's current customer base.

The acquisition has been accounted for as a purchase. Immediately after the acquisition, COPCO was merged into the Company and is now being operated as the Conowingo District. Operating results of the Conowingo District have been included in the Consolidated Statements of Income since June 19, 1995. Pro forma results of the Company, assuming the acquisition had taken place at the beginning of each period presented, would not be materially different from the results reported.

Under FERC accounting requirements, the COPCO assets have been recorded at their net book value, reflecting electric plant of $107.8 million and related accumulated depreciation of $31.7 million and other net assets and liabilities of $7.9 million. The difference between the amount paid to PECO plus acquisition costs and the net book value of the COPCO assets, or $75.8 million, has been recorded as goodwill and is included in electric utility plant. The MPSC has approved recovery of this goodwill using a sinking fund method through Maryland retail rates in two components. Approximately $50 million of the goodwill will be recovered as an acquisition adjustment with a carrying charge over 20 years beginning at the time of the Company's next Maryland base rate case. The remaining $26 million will be recovered with a carrying charge over approximately 10 years via a pre-approved surcharge to the Company's existing Maryland retail rates. This surcharge was placed in effect for Conowingo District customers on February 1, 1996. For financial statement purposes, the goodwill is being amortized on a straight-line basis over 40 years beginning July 1995.

In conjunction with the acquisition, the Company signed a contract with PECO to purchase electric capacity and energy from the PECO system beginning February 1, 1996, and ending May 31, 2006. The base amount of the capacity purchase, which is subject to certain possible adjustments, will start at 205 megawatts (MW) and will increase annually to 279 MW in 2006. Under another contract, the Company agreed to purchase the Conowingo District's interim electric power requirements from PECO from the acquisition date until February 1, 1996.

5. EARLY RETIREMENT OFFER

In the third quarter of 1994, the Company completed a voluntary early retirement offer (ERO) for all management and union employees at least 55 years old with at least 10 years of continuous service by December 31, 1994. The ERO was accepted by 10.5% of the Company's workforce (296 people), which represented an 82% participation rate among eligible employees. In accordance with Statement of Financial Accounting Standards (SFAS) No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the Company expensed $17.5 million of costs associated with the ERO ($10.7 million after taxes or $0.18 per share).

6. JOINTLY OWNED PLANT

The Company's Consolidated Balance Sheets include its proportionate share of assets and liabilities related to jointly owned plant. The Company's share of operating and maintenance expenses of the jointly owned plant is included in the corresponding expenses in the Consolidated Statements of Income. The Company is responsible for providing its share of financing for the jointly owned facilities. Information with respect to the Company's share of jointly owned plant as of December 31, 1995 was as follows:

                                                                              Megawatt                                  Construction
                                                               Ownership     Capability     Plant in      Accumulated      Work in
(Dollars in Thousands)                                           Share          Owned        Service     Depreciation     Progress
------------------------------------------------------------------------------------------------------------------------------------
Nuclear
     Peach Bottom                                                7.51%         164 MW       $129,028        $69,134         $9,595
     Salem                                                       7.41%         164 MW        210,458         93,728         10,103
Coal-Fired
     Keystone                                                    3.70%          63 MW         19,244          7,506            339
     Conemaugh                                                   3.72%          63 MW         32,406          8,543            520
Transmission Facilities                                        Various                         4,564          2,103             --
Other Facilities                                               Various                         1,721            128            797
                                                                                          ------------------------------------------
Total                                                                                       $397,421       $181,142        $21,354
                                                                                          ------------------------------------------
                                                                                          ------------------------------------------

                         Delmarva Power & Light Company
                                       39

7. NUCLEAR DECOMMISSIONING

The Company records a liability for its share of the estimated cost of decommissioning the Peach Bottom and Salem nuclear reactors over the remaining lives of the plants based on amounts collected in rates charged to electric customers. For utility rate-setting purposes, the Company estimates its share of future nuclear decommissioning costs based on NRC regulations concerning the minimum financial assurance amount for nuclear decommissioning. The Company is presently recovering, through electric rates in the Delaware and Virginia jurisdictions, nuclear decommissioning costs based on the current NRC minimum financial assurance amount of approximately $122 million. In the Maryland and FERC jurisdictions, the Company is presently recovering nuclear decommissioning costs based on the 1990 NRC minimum financial assurance amount of approximately $50 million.

The Company's accrued nuclear decommissioning liability, which is reflected in the accumulated reserve for depreciation, was $37.2 million as of December 31, 1995. The provision reflected in depreciation expense for nuclear decommissioning was $3.6 million in 1995, $2.4 million in 1994, and $2.3 million in 1993. External trust funds established by the Company for the purpose of funding nuclear decommissioning costs had an aggregate balance of $25.5 million as of December 31, 1995. Earnings on the trust funds are recorded as an increase to the accrued nuclear decommissioning liability, which, in effect, reduces the expense recorded for nuclear decommissioning.

The ultimate cost of nuclear decommissioning for the Peach Bottom and Salem reactors may exceed the NRC minimum financial assurance amount, which is updated annually under a NRC prescribed formula.

8. REGULATORY ASSETS

In conformity with generally accepted accounting principles, the Company's accounting policies reflect the financial effects of rate regulation and decisions issued by regulatory commissions having jurisdiction over the Company's utility business. In accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company defers expense recognition of certain costs and records an asset, a result of the effects of rate regulation. These "regulatory assets" are included on the Company's Consolidated Balance Sheets under "Deferred Charges and Other Assets." As of December 31, 1995, the Company had $207.0 million of regulatory assets, which included the following: Deferred debt refinancing costs--$24.0 million; Deferred recoverable income taxes--$151.3 million (refer to Note 3 to the Consolidated Financial Statements); Deferred recoverable plant costs--$9.8 million; Deferred costs for decontamination and decommissioning of United States Department of Energy gaseous diffusion enrichment facilities--$7.2 million; Deferred demand-side management costs--$5.4 million; and other regulatory assets --$9.3 million. The costs of these assets are either being recovered or are probable of being recovered through customer rates. Generally, the costs of these assets are recognized in operating expenses over the period the cost is recovered from customers.

In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review long-lived assets and certain identifiable intangibles held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered impaired, then its value would be written down with a corresponding charge to earnings. SFAS No. 121 also requires rate-regulated companies to write off regulatory assets against earnings whenever those assets no longer meet the criteria for recognition of a regulatory asset as defined by SFAS No. 71. The new standard is effective in 1996. Based on current circumstances, the Company does not expect the adoption of SFAS No. 121 to have a material effect upon the Company's financial condition or results of operations.

9. INVESTMENTS

As of December 31, 1995, the Company had $39.6 million of investments in securities which were included in the following balance sheet classifications:
Funds held by trustee--$36.3 million; Other investments and nonutility property, net--$1.6 million; Cash and cash equivalents--$1.7 million. These securities, based on the Company's intent and criteria established by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are categorized as available-for-sale securities. The fair value of such securities was not materially different from book value as of December 31, 1995. Gains and losses from the sale of investment securities were not material to the Company's operating results in 1995, 1994, and 1993. As of December 31, 1995, the Company's investments in debt securities, other than those considered to be cash equivalents, had the following maturities: $2.4 million due in 1996; $9.3 million due in 1997-2000; and $8.7 million due in 2001-2005.

                         Delmarva Power & Light Company
                                       40

10. COMMON STOCK

Refer to the Consolidated Statements of Changes in Common Stockholders' Equity for information concerning issuances and redemptions of common stock during 1993-1995.

The Company's Restated Certificate and Articles of Incorporation and the Mortgage and Deed of Trust collateralizing the Company's outstanding First Mortgage Bonds contain restrictions on the payment of dividends on common stock. Such restrictions would become applicable if the Company's capital and retained earnings fall below certain specific levels or if preferred dividends are in arrears. Under the most restrictive of these provisions, as of December 31, 1995, approximately $246.2 million was available for payment of common dividends.

Prior to January 1, 1993, the Company had a nonqualified stock option plan for certain employees. Options were priced at the actual market value on the grant date. Effective January 1, 1993, the Company's Board of Directors declared that no new stock options will be granted and that the performance-based restricted stock program will be the program in effect under the Long Term Incentive Plan. Changes in stock options are summarized below.




                                1995                               1994                              1993
                       Number          Option             Number          Option             Number          Option
                      of Shares         Price            of Shares         Price            of Shares         Price
------------------------------------------------------------------------------------------------------------------------------------
Beginning-of-year
  balance               53,050     $17 1/2-$21 1/4         53,050     $17 1/2-$21 1/4        192,100     $17 1/2-$21 1/4
Options exercised        3,900     $17 1/2-$18 1/8             --            --              139,050     $17 1/2-$21 1/4
Options forfeited        2,800     $20 1/2-$21 1/4             --            --                   --            --
End-of-year balance     46,350     $17 1/2-$21 1/4         53,050     $17 1/2-$21 1/4         53,050     $17 1/2-$21 1/4
Exercisable             46,350     $17 1/2-$21 1/4         53,050     $17 1/2-$21 1/4         53,050     $17 1/2-$21 1/4

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, entities to recognize compensation costs for stock-based employee compensation plans using a fair value based method of accounting rather than the intrinsic value based method of accounting currently prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to continue using the accounting prescribed by APB Opinion No. 25 are required to disclose pro forma net income and earnings per share as if the fair value based method of accounting under SFAS No. 123 had been applied. The new standard is effective in 1996. The Company does not expect to adopt the accounting provisions of SFAS No. 123 for income statement recognition purposes.

11. PREFERRED STOCK

On November 4, 1993, the Company issued 200,000 shares of 6 3/4%, cumulative preferred stock, $100 per share par value, for $20 million. On December 1, 1993, the Company used the proceeds and cash on-hand to redeem $18.28 million of its 7.88% series and $10.0 million of its 7.84% series preferred stock.

12. DEBT

Substantially all utility plant of the Company is subject to the lien of the Mortgage and Deed of Trust collateralizing the Company's First Mortgage Bonds.

On June 19, 1995, the Company issued the following debt to finance the $158.2 million acquisition of COPCO: $100 million of First Mortgage Bonds, Series I, 7.71% Bonds Due June 1, 2025; $25.8 million of First Mortgage Bonds, Series I, 6.95% Amortizing Bonds Due June 1, 2008, with principal repayable in annual installments beginning June 1, 1997; and the balance with short-term debt.

On August 30, 1995, the Schuylkill County Industrial Development Authority, Commonwealth of Pennsylvania, issued on behalf of a nonutility subsidiary of the Company, $15 million of Variable Rate Demand Revenue Bonds due on demand or at maturity on October 1, 2019. Proceeds from the bonds are being used to finance the past and future expansion of a landfill which is owned and operated by the subsidiary.

The Company's debt obligations included Variable Rate Demand Bonds (VRDB) in the amounts of $86.5 million as of December 31, 1995, and $71.5 million as of December 31, 1994. Although VRDB are classified as current liabilities because VRDB are due on demand by the bondholder, such bonds are immediately remarketed because the interest rate is set at market. The Company may also utilize one of the fixed rate/fixed term conversion options of the bonds. Thus, the Company considers the VRDB to be a source of long-term financing. The $86.5 million balance of VRDB outstanding as of December 31, 1995, matures in 2017 ($26 million), 2019 ($15 million), 2028 ($15.5 million), and 2029 ($30 million).
Average annual interest rates on the VRDB were 4.0% in 1995.


                         Delmarva Power & Light Company
                                       41

As of December 31, 1995, the Company had $150 million of bank lines of credit, including $130 million of such credit lines under which the Company may convert short-term borrowings to a term loan with a maturity date of 12 to 24 months following the date of the requested conversion. As of December 31, 1994, the Company had reclassified $45 million of short-term debt as long-term debt ("Term Loan") in recognition of the expected refinancing on a long-term basis and long-term financing capability provided by the credit lines. During 1995, this short-term debt was repaid resulting in no term loan balance as of December 31, 1995. The Company generally is required to pay commitment fees for its credit lines. The lines of credit are periodically reviewed by the Company, at which time they may be renewed or canceled.

Maturities of long-term debt and sinking fund requirements during the next five years are as follows: 1996--$3.2 million; 1997--$29.0 million; 1998--$35.0 million;  1999--$37.4 million;  2000--$4.2 million.

As of December 31, 1995, the fair market value of the Company's long-term debt was $936.5 million in comparison to the book value of $853.9 million. As of December 31, 1994, the fair market value of the Company's long-term debt was $752.5 million in comparison to the book value of $774.6 million. The fair market value of the Company's long-term debt was based on quoted market prices of the Company's securities or securities with similar characteristics.

13. COMMITMENTS

The Company currently estimates its expenditures for construction of utility plant, excluding AFUDC, and commitments for purchases under fuel supply contracts, excluding nuclear fuel, to be approximately $223 million in 1996 and $236 million in 1997.

The Company has a 26-year agreement with Star Enterprise, effective through May 2018, to purchase 48 MW of capacity supplied by the Delaware City Power Plant. As discussed in Note 4 to the Consolidated Financial Statements, the Company also has agreements to purchase capacity and energy from PECO effective June 19, 1995, through May 31, 2006. Under the terms of these agreements, the Company's expected commitments for capacity and energy charges are as follows: 1996--$57.6 million; 1997--$58.6 million; 1998--$63.6 million; 1999--$70.9 million; 2000--
$77.3 million; after 2000--$505.5 million; total--$833.5 million.

The Company's share of nuclear fuel at Peach Bottom and Salem is financed through a nuclear fuel energy contract which is accounted for as a capital lease. Payments under the contract are based on the quantity of nuclear fuel burned by the plants. The Company's obligation under the contract generally is the net book value of the nuclear fuel financed, which was $31.7 million as of December 31, 1995.

The Company leases an 11.9% interest in the Merrill Creek Reservoir. The lease is considered an operating lease and payments over the remaining lease term, which ends in 2032, are $158.1 million in aggregate. The Company also has long-term leases for certain other facilities and equipment. Minimum commitments as of December 31, 1995, under the Merrill Creek Reservoir lease and all other noncancelable lease agreements (excluding payments under the nuclear fuel energy contract which cannot be reasonably estimated) are as follows: 1996--$6.1 million; 1997--$6.1 million; 1998--$6.1 million; 1999--$6.0 million; 2000--$4.1 million, after 2000--$140.9 million; total--$169.3 million. Approximately 93% of the minimum lease commitments shown above are payments due under the Merrill Creek Reservoir lease.


Rentals Charged to Operating Expenses

The following amounts were charged to operating expenses for rental payments under both capital and operating leases:

(Dollars in Thousands)                      1995           1994           1993
--------------------------------------------------------------------------------
Interest on capital leases                $1,773         $1,560         $1,296
Amortization of capital leases             8,044         11,456         10,243
Operating leases                          13,619         14,552         15,176
                                       -----------------------------------------
                                         $23,436        $27,568        $26,715
                                       -----------------------------------------
                                       -----------------------------------------


                         Delmarva Power & Light Company
                                       42

14. PENSION PLAN

The Company has a defined benefit pension plan covering all regular employees. The benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute each year the net periodic pension cost for that year. However, the contribution for any year will not be less than the minimum required contribution nor greater than the maximum tax deductible contribution. Pension plan assets consist primarily of equity securities, fixed income securities, and cash equivalents.

The following schedules show the funded status of the plan, the components of pension cost, and assumptions.

Reconciliation of Funded Status of the Plan                              As of December 31,
(Dollars in Thousands)                                            1995                          1994
------------------------------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested                                                      $338,485                      $265,597
  Nonvested                                                     26,024                        19,311
                                                           -------------------------------------------
                                                               364,509                       284,908
Effect of estimated future compensation increases              109,706                        67,947
                                                           -------------------------------------------
Projected benefit obligation                                   474,215                       352,855
Plan assets at fair value                                      616,600                       502,588
                                                           -------------------------------------------
Excess of plan assets over projected benefit obligation        142,385                       149,733
Unrecognized prior service cost                                 29,191                        19,155
Unrecognized net gain                                         (124,850)                     (129,842)
Unrecognized net transition asset                              (29,827)                      (33,141)
                                                           -------------------------------------------
Prepaid pension cost                                          $ 16,899                      $  5,905
                                                           -------------------------------------------
                                                           -------------------------------------------


Components of Net Pension Cost                                         Year ended December 31,
(Dollars in Thousands)                                            1995           1994           1993
------------------------------------------------------------------------------------------------------
Service cost--benefits earned during period                  $   9,719       $ 10,939        $13,152
Interest cost on projected benefit obligation                   30,654         26,574         26,411
Actual return on plan assets                                  (135,850)         3,349        (58,247)
Net amortization and deferral                                   83,981        (52,601)        14,748
                                                           -------------------------------------------
Net pension cost                                              $(11,496)      $(11,739)       $(3,936)
                                                           -------------------------------------------
                                                           -------------------------------------------


Assumptions                                                       1995           1994           1993
------------------------------------------------------------------------------------------------------
Discount rates used to determine projected
  benefit obligation as of December 31                           7.00%          8.25%          7.25%
Rates of increase in compensation levels                         5.00%          5.50%          6.50%
Expected long-term rates of return on assets                     9.00%          8.25%          8.25%

The net pension cost excludes the expense recorded in 1994 under SFAS No. 88 for the Company's ERO. Prepaid pension cost as of December 31, 1994, was reduced by the ERO. Refer to Note 5 to the Consolidated Financial Statements for additional information on the ERO.

The net 1994 pension cost reflects a decrease of $4.5 million attributed to a reduction in the assumed rate of increase in compensation levels from 6.5% to 5.5%, effective January 1, 1994. Also, the discount rate was increased from 7.25% to 8.25%, effective October 1, 1994.


                         Delmarva Power & Light Company
                                       43

15. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides health-care and life insurance benefits to its retired employees and substantially all of the Company's employees may become eligible for these benefits upon retirement. The Company's policy is to fund its obligation to the extent that costs are reflected in customer rates, including amounts which are capitalized. Plan assets held in external trust funds consist primarily of investments in domestic equity securities and fixed income securities.

The following schedules show the funded status of the plan, the components of the cost of postretirement benefits other than pensions, and assumptions.


Reconciliation of Funded Status of the Plan                               As of December 31,
(Dollars in thousands)                                            1995                          1994
------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO)
  Active employees fully eligible for benefits                  $6,019                        $9,319
  Other active employees                                        23,990                        12,638
  Current retirees                                              63,629                        58,445
                                                           -------------------------------------------
                                                                93,638                        80,402
Plan assets at fair value                                       24,900                        15,140
                                                           -------------------------------------------
APBO in excess of plan assets                                   68,738                        65,262
Unrecognized prior service cost                                   (423)                           --
Unrecognized net loss                                           (5,212)                         (256)
Unrecognized transition obligation                             (61,493)                      (65,110)
                                                           -------------------------------------------
Accrued/(prepaid) postretirement benefit cost                   $1,610                         $(104)
                                                           -------------------------------------------
                                                           -------------------------------------------


Annual Cost of Postretirement Benefits Other Than Pensions              Year ended December 31,
 (Dollars in thousands)                                           1995           1994           1993
------------------------------------------------------------------------------------------------------
Service cost--benefits earned during period                     $2,152         $2,127         $2,206
Interest cost on projected benefit obligation                    6,601          5,520          5,613
Actual return on plan assets                                    (1,008)           100             --
Amortization of the unrecognized transition obligation           3,617          3,617          3,617
Other, net                                                         149           (481)            --
                                                           -------------------------------------------
Net postretirement benefit cost                                $11,511        $10,883        $11,436
                                                           -------------------------------------------
                                                           -------------------------------------------

Assumptions                                                       1995           1994           1993
------------------------------------------------------------------------------------------------------
Discount rates used to determine APBO as of December 31          7.00%          8.25%          7.25%
Rates of increase in compensation levels                         5.00%          5.50%          6.50%
Expected long-term rates of return on assets                     9.00%          8.25%          8.25%
Health-care cost trend rate                                     10.50%         11.00%         12.00%

The health-care cost trend rate, or the expected rate of increase in health-care costs, is assumed to decrease to 10.0% in 1996 and gradually decrease to 5.5% by 2005. Increasing the health-care cost trend rates of future years by one percentage point would increase the accumulated postretirement benefit obligation by $4.4 million and would increase annual aggregate service and interest costs by $0.3 million.

16. CONTINGENCIES

Salem Outage

The Company owns 7.41% of Salem, which consists of two pressurized water nuclear reactors (PWR) and is operated by Public Service Electric & Gas Company (PSE&G). As of December 31, 1995, the Company's net investment in plant in-service for Salem was approximately $57 million for Unit 1 and $60 million for Unit 2. Each unit represents approximately 2% of the Company's total assets and approximately 3% of the Company's installed electric generating capacity.

Salem Units 1 and 2 were removed from operation by PSE&G on May 16, 1995, and June 7, 1995, respectively, due to operational problems and maintenance concerns. The units will remain shut down until PSE&G makes the equipment and management changes necessary to operate the units reliably over the long term. The restart of the units is subject to NRC authorization. In December 1995, PSE&G completed a workscope assessment of both units and estimated that Unit 1 would return to service in the second quarter of 1996 and Unit 2 in the third quarter of 1996.

On February 21, 1996, PSE&G informed the Company that partial results from recent inspections of Unit 1 using a new testing technology revealed indications of degradation in a sig-


                         Delmarva Power & Light Company
                                       44
nificant number of steam generator tubes. PSE&G is continuing its inspections and also will conduct further laboratory analysis of the tubes with results expected in April 1996. Based on the results of inspections to date, PSE&G has concluded that the Unit 1 outage will be extended for an indefinite period to evaluate the state of the steam generators and to subsequently determine an appropriate course of action. Degradation of steam generators in PWRs has become of increasing concern for the nuclear industry. Nationally and internationally, utilities have undertaken actions to repair or replace steam generators. In the extreme, degradation of steam generators has contributed to the retirement of several American nuclear power reactors.

PSE&G also has informed the Company that recent steam generator inspections of Unit 2 using the new testing technology have revealed that the condition of the Unit 2 steam generators is within current repair limits at the present time. However, to confirm the Unit 2 test results, PSE&G also will conduct laboratory analysis of the tubes for Unit 2. As a result of the delay in the restart of Unit 1, PSE&G is focusing its efforts on the return of Unit 2 to service in the third quarter of 1996, as scheduled. However, the Company cannot predict when the NRC will approve the restart of the unit or when the restart actually will occur.

In 1995, the Company incurred higher than expected operation and maintenance costs at Salem of approximately $5 million, which reflect the operational problems at the plant. These costs were expensed as incurred. Also, outage-related replacement power costs were estimated to be approximately $8 million. One-half of the estimated replacement power costs was expensed and the other one-half was deferred on the Company's Consolidated Balance Sheet in expectation of future recovery. Based on PSE&G's current estimates, the Company estimates that its share of additional costs related to the outage in 1996 will consist of operation and maintenance costs ranging from $4 million to $7 million, which will be expensed as incurred, and replacement power costs while the units are out of service of approximately $750,000 per month, per unit. In total, the Company estimates that its share of outage-related costs in 1996 will range from $17 million to $22 million. However, these 1996 estimates could change as a result of PSE&G's analysis of the degradation of the steam generator tubes. Beyond 1996, the Company cannot predict the amount of outage-related costs it could incur. During 1996, the Company plans to file a proposal with the DPSC, the Company's primary rate jurisdiction, for recovery of replacement power costs.

Since the periods during which these units will be out of service, the extent of the maintenance that will be required, and the costs of replacement power and the extent of its recovery may be different from those currently anticipated, the actual costs to be incurred by the Company may vary from the foregoing estimates.

Environmental Matters

The Company is subject to regulation with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitation on land use by various federal, regional, state, and local authorities. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs because of environmental considerations and requirements. The disposal of Company-generated hazardous substances can result in costs to clean up facilities found to be contaminated due to past disposal practices. Federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or uncontrolled hazardous waste sites. The Company is currently a potentially responsible party (PRP) at three federal superfund sites and is alleged to be a third-party contributor at two other federal superfund sites. The Company also has two former coal gasification sites in Delaware and one former coal gasification site in Maryland, each of which is a state superfund site. The Company is currently participating with the States of Delaware and Maryland in evaluating the coal gasification sites to assess the extent of contamination and risk to the environment. The Company has accrued a liability of $2 million for clean-up and other potential costs related to the federal and state superfund sites. The Company does not expect such future costs to have a material effect on the Company's financial position or results of operations.

Nuclear Insurance

In the event of an incident at any commercial nuclear power plant in the United States, the Company could be assessed for a portion of any third-party claims associated with the incident. Under the provisions of the Price Anderson Act, if third party claims relating to such an incident exceed $200 million (the amount of primary insurance), the Company could be assessed up to $23.7 million for such third-party claims. In addition, Congress could impose a revenue-raising measure on the nuclear industry to pay such claims.

The co-owners of Peach Bottom and Salem maintain property insurance coverage in the aggregate amount of $2.8 billion for each unit for loss or damage to the units, including coverage for decontamination expense and premature decommissioning. The Company is self-insured, to the extent of its ownership interest, for its share of property losses in excess of insurance coverages. Under the terms of the various insurance agreements, the Company could be assessed up to $5.4 million in any policy year for losses incurred at nuclear plants insured by the insurance companies.

The Company is a member of an industry mutual insurance company, which provides replacement power cost coverage in the event of a major accidental outage at a nuclear power plant. The premium for this coverage is subject to retrospective assessment for adverse loss experience. The Company's present maximum share of any assessment is $1.4 million per year.

Other

The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning rates, fuel contracts, tax filings, and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position or results of operations.


                         Delmarva Power & Light Company
                                       45

17. SUPPLEMENTAL CASH FLOW INFORMATION

Cash Paid during the Year for                        Year Ended December 31,
(Dollars In Thousands)                               1995      1994      1993
-------------------------------------------------------------------------------
     Interest, net of capitalized amount          $62,660   $57,837   $58,154
     Income taxes, net of refunds                 $66,764   $67,922   $72,384


18. NONUTILITY SUBSIDIARIES

The following presents condensed financial information of the Company's nonregulated wholly-owned subsidiaries: Delmarva Capital Investments, Inc.; Delmarva Energy Company; and Delmarva Industries, Inc. A subsidiary that leases real estate to the Company's utility business, Delmarva Services Company, is excluded from these statements since its income is derived from intercompany transactions which are eliminated in consolidation.

Condensed Subsidiary Statements of Income

(Dollars In Thousands)
                                            1995           1994           1993
--------------------------------------------------------------------------------
Revenues and Gains
   Landfill and waste hauling            $13,505        $14,186        $11,745
   Operating services                     26,564         22,468         22,118
   Real estate                             5,820          4,450          1,677
   Leveraged leases                        1,772            272            835
   Other revenue                           4,381          1,766          1,261
                                        ----------------------------------------
                                          52,042         43,142         37,636
                                        ----------------------------------------
Costs and Expenses
   Operating expenses                     45,594         38,499         36,424
   Interest expense, net                     492            370             --
   Income tax expense (benefit)            1,810          1,921           (596)
                                        ----------------------------------------
                                          47,896         40,790         35,828
                                        ----------------------------------------
Net income                               $ 4,146        $ 2,352        $ 1,808
                                        ----------------------------------------
                                        ----------------------------------------
Earnings per share of common stock
    attributed to subsidiaries             $0.07          $0.04          $0.03


Condensed Subsidiary Balance Sheets
(Dollars In Thousands)
                                    As of December 31,
Assets                                1995         1994
---------------------------------------------------------
Current assets
   Cash and cash equivalents      $ 19,483     $  8,631
   Other                             6,633        5,702
                                -------------------------
                                    26,116       14,333
                                -------------------------
Noncurrent assets
   Investment in
      Leveraged leases              48,367       49,595
      Other                          9,925        4,354
   Landfill & waste hauling
      property, plant & equipment   24,177       25,424
   Other                             9,778        9,558
                                -------------------------
                                    92,247       88,931
                                -------------------------
Total                             $118,363     $103,264
                                -------------------------
                                -------------------------

Liabilities and                     As of December 31,
Stockholder's Equity                  1995         1994
---------------------------------------------------------
Current liabilities
   Debt due within one year       $    506     $    489
   Variable rate demand bonds       15,000           --
   Other                             7,801        6,873
                                -------------------------
                                    23,307        7,362
                                -------------------------

Noncurrent liabilities
   Long-term debt                   4,713        5,225
   Deferred income taxes           50,064       53,592
   Other                            2,389        2,342
                               --------------------------
                                   57,166       61,159
                                -------------------------
Stockholder's Equity               37,890       34,743
                                -------------------------
Total                            $118,363     $103,264
                                -------------------------
                                -------------------------




                         Delmarva Power & Light Company
                                       46

19. SEGMENT INFORMATION

Segment information with respect to electric and gas operations was as follows:

(Dollars In Thousands)                             1995           1994           1993
--------------------------------------------------------------------------------------
Electric Operations
  Operating revenues                           $899,662       $883,115       $875,663
  Operating income                              165,914        153,409        154,412
  Depreciation                                  105,780        102,746         94,549
  Construction expenditures                     118,655        133,884        142,238

Gas Operations
  Operating revenues                             95,441        107,906         94,944
  Operating income                               12,492          9,747          9,727
  Depreciation                                    7,242          6,777          6,380
  Construction expenditures                      16,959         20,235         17,753

Identifiable Assets, Net
  Electric                                    2,493,797      2,314,448      2,267,050
  Gas                                           189,339        188,813        160,618
  Assets not allocated                          183,549        166,524        164,811

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The quarterly data presented below reflect all adjustments, consisting of normal recurring accruals and unusual items as noted below, necessary in the opinion of the Company for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations, differences between summer and winter rates, the timing of rate orders, and the scheduled downtime and maintenance of electric generating units.


                                                                  Earnings                       Earnings
                                                                 Applicable        Average          per
Quarter              Operating      Operating         Net         to Common        Shares         Average
Ended                 Revenue        Income         Income          Stock        Outstanding       Share
                             (Dollars in Thousands)                            (In Thousands)
----------------------------------------------------------------------------------------------------------

1995
  March 31            $257,600        $48,252        $35,408        $32,889         59,738          $0.55
  June 30              213,228         34,178         19,444         16,962         60,109           0.28
  September 30         283,065         60,960         42,714         40,238         60,372           0.67
  December 31          241,210         35,016         19,922         17,457         60,651           0.29
                     -------------------------------------------------------------------------------------
                      $995,103       $178,406       $117,488       $107,546         60,217          $1.79
                     -------------------------------------------------------------------------------------
                     -------------------------------------------------------------------------------------

1994
  March 31            $292,394        $53,770        $39,641        $37,377         59,022          $0.63
  June 30              218,465         33,994         20,776         18,453         59,402           0.31
  September 30         260,601         42,921         29,366         27,008         59,542           0.46
  December 31          219,561         32,471         18,527         16,102         59,542           0.27
                     -------------------------------------------------------------------------------------
                      $991,021       $163,156       $108,310        $98,940         59,377          $1.67
                     -------------------------------------------------------------------------------------
                     -------------------------------------------------------------------------------------


In the third quarter of 1994, the Company expensed the costs associated with the ERO (Note 5 to the Consolidated Financial Statements), which decreased net income by $10.7 million ($0.18 per share).

In the fourth quarter of 1994, the Company reduced the rate of salary increase assumed for computation of pension cost, effective January 1, 1994, which increased net income by $2.1 million ($0.03 per share).


                         Delmarva Power & Light Company

                         DELMARVA POWER & LIGHT COMPANY
                       1995 ANNUAL REPORT TO STOCKHOLDERS
               APPENDIX TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                             DESCRIPTIONS OF GRAPHS


"REDUCED RESALE FINANCIAL RISK"

On page 23 of the 1995 Annual Report to Stockholders, a pie chart titled "Reduced Resale Financial Risk" is displayed. The pie chart is comprised of the Company's 1995 billed electric sales revenues by customer class (residential, commercial, industrial, resale, and other) with the resale slice "exploded" out. The following caption is under the chart: "The Company has substantially reduced the financial risk of its resale business by signing long-term contracts and extended notice provisions with all of its resale customers." The pie chart is comprised of the following slices:

Residential         41%
Commercial          32%
Industrial          19%
Resale               7%
Other                1%
                   ----
Total              100%
                   ----
                   ----


"ELECTRIC PRICE COMPARISON"

On page 23 of the 1995 Annual Report to Stockholders, a bar graph titled "Electric Price Comparison" is displayed. The graph compares the Company's electric prices to the average prices for 27 regional utilities. The price comparisons are based on 1994 average electric prices per kilowatt-hour sold and are made for the residential, commercial, and industrial classes. The following caption is next to the chart: "The Company's prices for electricity are below the regional average. A balanced and flexible energy supply plan helped the Company gain this advantage."

For each customer class, two side-by-side vertical, rectangular bars are displayed. The bar on the left represents the Company's price and the bar on the right represents the regional average price. The y-axis is scaled in cents, beginning at zero, increasing by increments of two cents, and ending at twelve cents. The prices graphed are as follows:

                   1994 CENTS/kWh Sold
               ---------------------------
                                 Regional
                 Delmarva        Average
               ---------------------------
Residential          8.74          10.29

Commercial           7.01           8.67

Industrial           4.48           6.65

"INTERNALLY GENERATED FUNDS & CONSTRUCTION EXPENDITURES"

On page 27 of the 1995 Annual Report to Stockholders, a bar graph titled "Internally Generated Funds & Construction Expenditures" is displayed. The y-axis is scaled in millions of dollars, beginning at zero, increasing by increments of $50 million, and ending at $162.5 million. The x-axis consists of the years 1993, 1994, 1995, 1996 (forecast), and 1997 (forecast). For each year, two side-by-side vertical, rectangular bars are displayed. The bar on the left is internally generated funds and the bar on the right is construction expenditures. The following caption is next to the chart: "The percentage of construction expenditures funded internally is expected to remain high through 1997." The graphed data are as follows:

                                               $ Millions
                           -------------------------------------------------
                               1993      1994      1995     1996*     1997*
                           -------------------------------------------------

Internally generated funds      109       124       137       141       142

Construction expenditures       160       154       136       134       160

* forecast


                                       -2-