Form 10-K, Exhibit 13
period 1996-03-31
DELMARVA POWER & LIGHT CO /DE/
filed 1997-04-02
CIK 27879

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA


                                                                                Year Ended December 31,
(Dollars in Thousands, Except Per Share Amounts)          1996           1995            1994            1993            1992
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS AND DATA
 Operating Revenues                                   $ 1,094,961    $   995,103    $   991,021      $   970,607    $   864,044
 Operating Income                                     $   179,380    $   178,406    $   163,156(1)   $   164,139    $   143,711(2)
 Net Income                                           $   116,187    $   117,488    $   108,310(1)   $   111,076    $    98,526(2)
 Earnings Applicable to Common Stock                  $   107,251    $   107,546    $    98,940(1)   $   101,074    $    90,177(2)
 Electric Sales (kWh 000)(3)                           12,925,716     12,310,921     12,505,082       12,280,230     11,520,811
 Gas Sold and Transported (mcf 000)                        24,157         21,371         20,342           19,605         20,168

COMMON STOCK INFORMATION
 Earnings Per Share of Common Stock                   $      1.77    $      1.79    $      1.67(1)   $      1.76    $      1.69(2)
 Dividends Declared Per Share of
  Common Stock                                        $      1.54    $      1.54    $      1.54      $      1.54    $      1.54
 Average Shares Outstanding (000)                          60,698         60,217         59,377           57,557         53,456
 Year-End Common Stock Price                          $    20 3/8    $    22 3/4    $   18 9/64      $    23 5/8    $    23 1/4
 Book Value Per Common Share                          $     15.41    $     15.20    $     14.85      $     14.66    $     13.77
 Return on Average Common Equity                             11.4%          11.7%          11.1%            12.0%          12.2%

CAPITALIZATION
 Variable Rate Demand Bonds (VRDB)(4)                 $    85,000    $    86,500    $    71,500      $    41,500    $    41,500
 Long-Term Debt                                           904,033        853,904        774,558          736,368        787,387
 Company Obligated Mandatorily Redeemable
  Preferred Securities of Subsidiary Trust
  Holding Solely Company Debentures                        70,000             --             --               --             --
Preferred Stock                                            89,703        168,085        168,085          168,085        176,365
Common Stockholders' Equity                               934,913        923,440        884,169          862,195        745,789
                                                       ----------     ----------     ----------       ----------     ----------
Total Capitalization with VRDB                         $2,083,649     $2,031,929     $1,898,312       $1,808,148     $1,751,041
                                                       ==========     ==========     ==========       ==========     ==========
OTHER INFORMATION
 Total Assets                                         $ 2,979,153    $ 2,866,685    $ 2,669,785      $ 2,592,479    $ 2,374,793
 Long-Term Capital Lease Obligation                   $    20,552    $    20,768    $    19,660      $    23,335    $    26,081
 Construction Expenditures(5)                         $   151,728    $   135,614    $   154,119      $   159,991    $   207,439
 Internally Generated Funds (IGF)(6)                  $   120,260    $   137,394    $   123,948      $   108,693    $   130,275
 IGF as a Percent of Construction Expenditures                 79%           101%            80%              68%            63%

(1) An early retirement offer decreased net income and earnings per share by $10.7 million and $0.18, respectively.
(2) The settlement of a lawsuit increased net income and earnings per share by $11.4 million and $0.21, respectively.
(3)  Excludes interchange deliveries.
(4) Although Variable Rate Demand Bonds are classified as current liabilities, the Company intends to use the bonds as a source of long-term financing as discussed in Note 12, "Debt," to the Consolidated Financial Statements.
(5)  Excludes Allowance for Funds Used During Construction.
(6) Net cash provided by operating activities less common and preferred dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


EARNINGS SUMMARY

Earnings per share for 1996 were $1.77, a $0.02 decrease from 1995. In 1996 and 1995, the outages of the two units at the Salem Nuclear Generating Station (Salem), which began in May and June 1995, caused increases in operation and maintenance expenses and fuel-related costs, including replacement power. The Salem outages decreased earnings per share by approximately $0.19 in 1996 and $.09 in 1995. See "Salem Outages" for additional information. Excluding the Salem outages, earnings rose $0.08 per share in 1996, primarily due to additional revenues from customer growth, partly offset by higher depreciation and other expenses. The Company held operation and maintenance expenses within $1.3 million (0.6%) of 1995 expenses after excluding the effects of the Salem outages and the Company's acquisition of the Conowingo Power Company (COPCO) in June 1995, as discussed in Note 4, "Mergers and Acquisitions," to the Consolidated Financial Statements. The Conowingo District's operating results continued in 1996 to have a minimal impact on earnings, as expected. Earnings from nonutility businesses were relatively flat as higher earnings from operations of nonutility subsidiaries were offset by start-up costs of new, nonutility businesses incurred by the parent company.

Earnings per share for 1995 were $1.79, a $0.12 increase from 1994. Excluding an $0.18 per share charge in 1994 for an early retirement offer (ERO), earnings per share decreased $0.06 in 1995 due to a $0.09 decrease attributed to utility operations, partly offset by a $0.03 increase for nonutility subsidiaries. The $0.09 per share decrease for utility operations resulted from additional costs expensed for the Salem outages. Excluding the Salem outages and the 1994 charge for the ERO, earnings per share from utility operations in 1995 were unchanged from 1994, reflecting the Company's success in offsetting lower wholesale (resale) revenues with a combination of cost reductions, retail sales growth, and modest price increases.

DIVIDENDS

On December 12, 1996, the Board of Directors declared a common stock dividend of $0.38 1/2 per share for the fourth quarter or $1.54 on an annualized basis. As discussed under "Strategic Plans For Competition," on August 9, 1996, the Company announced plans to merge with Atlantic Energy, Inc. (Atlantic). The merger agreement restricts the Company's common stock dividend through the merger's effective date to an amount which cannot exceed $1.54 per share. The merger is part of the Company's growth strategy, which will require increased reinvestment of earnings into new businesses. The business growth from these investments and the payment of dividends on common stock are expected to maximize stockholder value on a long-term basis.

SALEM OUTAGES

The Company owns 7.41% of Salem, which consists of two pressurized water nuclear reactors and is operated by Public Service Electric & Gas Company (PSE&G). Salem Units 1 and 2 were removed from operation by PSE&G in May and June 1995, respectively, due to operational problems and maintenance concerns. Due to degradation of a significant number of tubes in the Unit 1 steam generators, PSE&G is replacing the Unit 1 steam generators and expects Unit 1 to return to service in the fall of 1997. The Company's share of the costs to be capitalized for the steam generators, including installation, will range from approximately $11 million to $13 million. PSE&G has advised the Company that Unit 2 is expected to return to service in the second quarter of 1997. The units' return dates are subject to completion of the requirements of their respective restart plans to the satisfaction of PSE&G and the Nuclear Regulatory Commission (NRC), which encompasses a substantial review and improvement of personnel, process, and equipment issues.

In 1996 and 1995, the Company incurred higher than expected operation and maintenance costs at Salem of approximately $9 million and $5 million, respectively, which were expensed as incurred.

The Company incurs replacement power costs while the units are out of service of approximately $750,000 per month, per unit. Such amounts vary based on the cost and availability of other Company-owned generation and the cost of purchased energy. Replacement power costs typically are not incurred for routine refueling and maintenance outages, and the recovery of replacement power costs is subject to approval by the regulatory commissions having jurisdiction over the Company. From the inception of the Salem unit outages through December 31, 1996, approximately one-half of estimated replacement power costs of $20.4 million has been expensed ($6.1 million expensed in 1996 and $4.1 million expensed in 1995) and the remaining $10.2 million has been deferred on the Company's Consolidated Balance Sheet in expectation of future recovery. The unavailability of the Salem units also resulted in a $4 million charge to 1996 fuel expense for capacity deficiency charges owed to the Pennsylvania-New Jersey-Maryland Interconnection Association (PJM Interconnection).

The actual costs ultimately incurred by the Company may differ from the foregoing estimates, since the periods projected by PSE&G during which the Salem units will be out of service, the extent of the maintenance that will be required, and the costs of replacement power and the extent of its recovery may be different from those set forth above.

The Company began recovering one-half of the replacement power costs associated with the Salem outages on an interim basis, subject to refund, from retail electric customers in Virginia and Maryland in July and August 1996, respectively. The Company expects the Virginia State Corporation Commission
(VSCC) and Maryland Public Service Commission (MPSC) to conduct full reviews of the outages before making final determinations concerning replacement power cost recovery.

On December 10, 1996, the Delaware Public Service Commission (DPSC) suspended the portion of interim rates related to the Salem replacement power costs until the earlier of June 1, 1997, or the end of the case concerning fuel rates charged to customers. If the suspended interim rates go into effect prior to the conclusion of the case, they would go into effect subject to refund pending the final decision by the DPSC.

Since the 1995 shutdown of the units, the Company's objective has been to reduce the negative financial impact on its stockholders and customers. As discussed in
Note 17 to the Consolidated Financial Statements, "Contingencies," the legal actions initiated in the first quarter of 1996 by the Company against PSE&G and Westinghouse Electric Corporation, which manufactured the steam generators originally installed at Salem, are still pending.

COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

As a result of federal legislation, electric resale customers can choose their electric suppliers, resulting in a highly-competitive electric resale market. Many states are considering, and a number of states have introduced, electric retail wheeling, which results in retail customers purchasing electricity from the suppliers of their choice at market-based prices. In addition, federal legislation has been introduced and other bills are being drafted which could lead to retail wheeling for the entire nation on varying dates. As subsequently discussed under "Business Units," although prices charged to customers for the production (or supply) of electricity may become deregulated, the transmission and distribution (or delivery) of electricity is expected to remain subject to regulation.

The transition to a competitive market could result in "stranded costs" for a utility. Stranded costs generally are considered to be costs which may not be recoverable in a competitive market due to market-based pricing or customers choosing different energy suppliers. The states in which retail wheeling is planned have allowed, or are considering allowing, utilities to recover some or all of their stranded costs. Potential stranded costs could include (i) above-market costs associated with generation facilities or long-term power purchase agreements and (ii) regulatory assets, which are deferred expenses expected to be recovered from customers in the future. Changes in the regulatory environment potentially could require the Company to write down asset values, and such write-downs could be material. However, given the uncertainty with respect to the timing of regulatory changes, the resulting deregulated market prices for capacity and energy, and the extent to which the Company's regulatory commissions will allow for recovery of any previously incurred costs, it is not possible to predict the level of unrecovered stranded costs, if any, which would result. Potential write-offs of stranded costs or reductions in profit margins due to competition would reduce the Company's common equity and could result in lower credit ratings and higher financing costs. To the extent that additional equity capital is required, issuance of common stock may be necessary and earnings per share would decrease.

Based on the Company's initiative, a formal process has been established in Delaware and an informal forum has been established in Maryland through which the commissions and other interested parties are addressing changes in the regulation of the electric utility industry. During 1996, Delaware and Maryland forum meetings addressed issues such as retail wheeling, stranded costs, environmental matters, social programs, rate redesign, and alternative forms of regulation.

In October 1996, the MPSC issued an order instituting a proceeding to continue its review of regulatory and competitive issues affecting the electric industry in Maryland. In consultation with Maryland's electric utilities and other stakeholders, the MPSC staff has been directed to evaluate regulatory and competitive issues facing the electric utility industry, including electric retail competition, developments in federal and state regulation, and the interests of Maryland's customers and utilities. The MPSC instructed its staff to submit their recommendations by May 31, 1997.

In December 1996, the forum participants issued to the DPSC and MPSC reports which discussed the issues and the positions of stakeholders, but did not reach any conclusions. While there was consensus on some issues, such as the need for unbundled costs and tariffs, there were many issues where consensus was not reached, such as the need for and benefits of retail wheeling, recovery of stranded costs, environmental and social program issues, franchise and property rights, rate design, and performance-based ratemaking.

The issues mentioned above continue to be discussed by the Company, the DPSC Staff, and other interested parties. The Company expects to develop formal proposals on deregulation which are expected to be filed in mid-1997 with the DPSC. In Maryland, the participants decided in January 1997 to suspend the collaborative process until the MPSC Staff files its report.

In response to a directive from the VSCC, the VSCC Staff issued in July 1996 a report on restructuring the electric industry, which included, among other recommendations, a recommendation for a "go slow" approach to restructuring. In November 1996, the VSCC issued an order indicating that more evaluation is necessary to determine what, if any, restructuring may best serve the public interest in Virginia. The VSCC established a new docket and directed its Staff to monitor and file separate studies in 1997 regarding the development of a competitive wholesale market in Virginia, service quality standards, and the results of retail wheeling experiments in other states. Also, several utilities, excluding the Company, were directed to file unbundled cost studies and tariffs.

STRATEGIC PLANS FOR COMPETITION

The Company intends to grow its businesses by building long-term customer relationships, offering new products and services that complement the Company's core energy business and are targeted to individual customer needs, and serving more customers in a larger geographical area. The Company plans to develop new distribution channels throughout the region for its products and services. To retain existing customers and attract new customers, the Company plans to differentiate itself from its competitors by providing exceptional service, maintaining quality and competitive prices, and expanding connections with customers through new services. The Company believes that its growth strategy will maximize long-term stockholder value. In the short term, implementation of this strategy may result in moderate downward pressure on earnings due to costs for the start-up of new businesses, building a regional distribution platform, expanding the Company's marketing and sales organization, and upgrading information technology systems.

The Company plans to sell energy and related premium products and services to existing customers and to new customers who may be outside the Company's current service territory. Current developments in the adjoining states of Pennsylvania and New Jersey indicate future opportunities for the Company to serve more electric customers. In Pennsylvania, electric retail wheeling is scheduled to be phased-in over a three year period beginning in 1999. The New Jersey Board of Public Utilities has recommended that retail electric competition be fully phased-in by April 2001.

BUSINESS UNITS

In 1996, the Company reorganized into three separate business units (Energy Supply, Regulated Delivery, and Energy Services) which strengthen the Company's ability to meet customers' needs and also reflect the anticipated future structure of the utility industry. Although the products and services of each business unit are different and each business unit has a separate strategy, the business units' plans complement and support each other.

Energy Supply produces, buys, and sells energy in a multi-regional marketplace that is expected eventually to be competitive and have deregulated, market-based prices. Energy Supply's mission is to provide new and existing customers with a complete and competitive portfolio of merchant energy products and services, while maximizing the value of the Company's generation assets.

Regulated Delivery delivers energy over the Company's transmission and distribution systems at prices which are expected to continue to be regulated by the public utility commissions. Regulated Delivery's mission is to provide high-value utility delivery services to customers in the region. By continuing to maintain a high level of customer satisfaction through high-quality customer service, Regulated Delivery will help the Company retain existing customers who may become eligible to choose alternative energy suppliers in the future.

Energy Services packages and sells energy and related premium products and services to customers within the competitive regional marketplace. Energy Services is starting new businesses which include heating, ventilation, and air conditioning (HVAC) services, telecommunications, and other products and services which complement the Company's core energy business. In telecommunications, Energy Services provides fiber optic construction and engineering services to customers and plans to provide retail telephone services and carrier service for long-distance phone companies.

PENDING MERGER WITH ATLANTIC

On August 9, 1996, the Company announced plans to merge with Atlantic, an investor-owned holding company, which owns Atlantic City Electric Company, an electric utility, and nonutility businesses. Atlantic is located in southern New Jersey. Atlantic's 1996 operating revenues and net income were $980.3 million and $58.8 million, respectively, and its total assets were $2,670.8 million as of December 31, 1996. The merger is expected to facilitate success in the competitive marketplace and is part of the Company's integrated strategy to build a regional delivery platform over which a portfolio of products and services can be distributed. Other anticipated benefits of the merger include increased scale, cost savings, competitive prices and services, a more balanced customer base, and increased financial flexibility. On January 30, 1997, the stockholders of the Company and Atlantic approved the merger. Various federal and state regulatory approvals are also required for the merger to become effective. The regulatory approval process is expected to be completed during late 1997 to early 1998. Refer to Note 4, "Mergers and Acquisitions," to the Consolidated Financial Statements for additional information on the merger.

ELECTRIC RESALE BUSINESS

The Company's total electric resale revenues as a percent of total billed electric sales revenues were 7.4% in 1996, 7.0% in 1995, and 13.0% in 1994. Resale non-fuel revenues decreased $24.2 million in 1995, primarily because Old Dominion Electric Cooperative (ODEC), the Company's largest resale customer, began purchasing about one-half of its capacity and energy requirements from other suppliers. The reduction in 1995 resale non-fuel revenues was offset through cost reductions, retail sales growth, and modest price increases.

The Company has substantially reduced the financial risk related to its resale business. In 1994 and 1995, the Company entered into long-term contracts with all of its municipal customers. In addition, the Company negotiated extended notice provisions on the remaining portion of ODEC's capacity and energy requirements served by the Company. The notice provisions require ODEC to provide the Company with two years' notice for up to a 30% load reduction and five years' notice for load reductions greater than 30%.

The Company currently provides approximately 200 megawatts (MW) of load to ODEC, which represented 3.8% of the Company's 1996 total billed electric sales revenues, including about $24 million of non-fuel (base rate) revenues. On August 16, 1996, ODEC notified the Company that it will reduce its load by 60 MW effective September 1, 1998, and will further reduce its load to zero effective September 1, 2001.

ODEC had issued a request for proposals in March 1996 to replace eventually ODEC's capacity and energy agreements with its current suppliers. On July 1, 1996, the Company submitted its proposal to ODEC to continue to serve all of the load currently supplied by the Company. ODEC expects to select a supplier by March 1997 for the 60 MW it will cease purchasing under its existing contract with the Company, effective September 1, 1998.

If ODEC selects a new electric supplier for some or all of the load currently supplied by the Company, the decrease in non-fuel revenues would be offset partially by avoided purchased capacity costs. Also, the Company would continue to receive transmission wheeling revenues from ODEC. The Company estimates that earnings per share would decrease by $0.06 to $0.08, on an annualized basis, after September 1, 1998 if ODEC reduces its load by 60 MW. Earnings per share would decrease by an additional $0.10 to $0.12, on an annualized basis, after September 1, 2001, if ODEC further reduces its load to zero. Any such earnings decrease would be mitigated by natural load growth in the Company's service territory and by any of ODEC's load that the Company may obtain through the bidding process.

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

Electric revenues also include interchange delivery revenues, which result primarily from the sale of electric power to utilities in the PJM Interconnection. The PJM Interconnection is an electric power pool comprised of eight utilities in the region, including the Company. The power pool provides both capital and operating economies to member utilities. Interchange delivery revenues are reflected in the calculation of rates charged to customers under fuel adjustment clauses. Due to this ratemaking treatment, interchange delivery revenues generally do not affect net income.

ELECTRIC REVENUES AND SALES

In 1996, the percentage of total billed electric sales revenues contributed by the various customer classes were as follows: residential - 42.3%; commercial - 32.0%; industrial - 17.5%; resale - 7.4%; and other - 0.8%.

Details of the changes in the various components of electric revenues are shown below.

Comparative Increase (Decrease) from Prior Year in Electric Revenues

(Dollars in Millions)                                                       1996     1995
---------------------------------------------------------------------------------------------
Non-fuel (Base Rate) Revenues
 Retail Sales Volume                                                        $21.6   $ 54.9
 Resale Sales Volume                                                           --    (24.2)
 Increased Rates                                                              1.8      3.3
Fuel Revenues                                                                26.8     (6.9)
Interchange Delivery Revenues                                                28.0    (15.1)
Other Operating Revenues                                                      2.8      4.5
                                                                            -----   ------
 Total                                                                      $81.0   $ 16.5
                                                                            =====   ======

For 1996 compared to 1995, Non-fuel Revenues increased $21.6 million from "Retail Sales Volume" due to a 4.5% increase in total retail kilowatt-hour (kWh) sales, which reflects Conowingo District sales for all of 1996, versus about one-half of 1995, and other sales growth. Excluding the Conowingo District, retail sales increased 0.7% mainly due to 1.3% growth in the number of retail customers, partly offset by lower sales to industrial customers.

For 1995 compared to 1994, Non-fuel Revenues increased $54.9 million from "Retail Sales Volume" due to a 7.3% increase in total kWh sales, which resulted primarily from Conowingo District sales beginning June 19, 1995. Excluding the Conowingo District, retail sales increased 2.9% mainly due to a 1.4% increase in the number of retail customers and 4.5% commercial sales growth.

Changes in Non-fuel Revenues from "Resale Sales Volume" were insignificant for 1996 compared to 1995. Non-fuel resale revenues decreased $24.2 million in 1995 because ODEC changed electric suppliers on January 1, 1995 for one-half of its electricity requirements.

The increases in Non-fuel Revenues from "Increased Rates" of $1.8 million in 1996 and $3.3 million in 1995 resulted from an increase in Delaware retail electric rates that became effective May 1, 1995. The rate increase was designed to recover the costs of "limited issues," which primarily were costs imposed by government.

In 1996, Fuel Revenues increased $26.8 million due to increased kWh sales and higher average fuel rates. In 1995, Fuel Revenues decreased $6.9 million mainly due to lower kWh sales to resale customers.

In 1996, Interchange Delivery Revenues increased $28.0 million principally due to increased energy purchases which enabled the Company to sell more of its higher-cost peaking unit output to utilities in the PJM Interconnection. In 1995, Interchange Delivery Revenues decreased $15.1 million mainly due to lower sales and billing rates to the PJM Interconnection.

GAS REVENUES, SALES AND TRANSPORTATION

The Company earns gas revenues from the sale and transportation of gas for customers. Transportation customers may purchase gas from the Company or other suppliers. The total number of gas customers served by the Company increased by 2.5% in 1996 and 2.9% in 1995.

In 1996, total gas revenues increased $18.8 million due to a $5.5 million increase in non-fuel revenues and a $13.3 million increase in fuel revenues. Non-fuel revenues increased $5.5 million mainly due to customer growth and a colder heating season which resulted in a 4.9% increase in total gas sold and transported on the Company's system. Including off-system sales which began in 1996, total gas sold and transported increased 13.0%. Fuel revenues increased $13.3 million due to a prior year $6.8 million refund of over-recovered fuel costs, higher sales, and higher average rates.

In 1995, total gas revenues decreased $12.5 million from 1994 because of a $16.5 million decrease in fuel revenues, partly offset by a $4.0 million increase in non-fuel revenues. The $4.0 million increase in non-fuel revenues was due to $2.7 million of additional revenue from a base rate increase which became effective November 1, 1994, and a $1.3 million increase in sales volume. Fuel revenues decreased $16.5 million in 1995 due to lower average fuel rates charged to customers and a $6.8 million refund in 1995 of over-recovered fuel costs.

ELECTRIC FUEL AND PURCHASED ENERGY EXPENSES

In 1996, electric fuel and purchased energy expenses increased $59.6 million compared to 1995. The increase was due to a $32.2 million increase for higher kWh output; a $21.4 million increase, net of amounts deferred pursuant to fuel adjustment clauses, due to higher oil, gas, and purchased energy prices; and a $6.0 million increase in replacement power and PJM capacity charges expensed due to the Salem outages.

In 1995, electric fuel and purchased energy expenses decreased $14.7 million from 1994 primarily due to lower kWh output and lower purchased energy prices, which were partly offset by $4.1 million of replacement power costs expensed due to the Salem outages.

The kWh output required to serve load within the Company's service territory is substantially equivalent to total output less interchange deliveries. In 1996, the Company's output for load within its service territory was provided by 37.6% coal generation, 28.6% oil and gas generation, 24.5% net purchased power, and 9.3% nuclear generation.

GAS PURCHASED

Gas purchased increased $12.6 million in 1996 compared to 1995, due primarily to higher average prices paid for gas and a prior year $6.8 million customer refund of over-recovered fuel costs. The $6.8 million customer refund reduced 1995 gas purchased expense because fuel expense is adjusted to match fuel revenues as explained under "Components of Utility Revenues."

For 1995 compared to 1994, gas purchased decreased $15.2 million primarily due to the $6.8 million customer refund in 1995 and due to variances in fuel costs deferred and subsequently amortized under the Company's fuel adjustment clause.

PURCHASED ELECTRIC CAPACITY

Purchased electric capacity increased from $3.4 million in 1994 to $29.1 million in 1995 due to an interim purchased power contract with PECO, effective from June 19, 1995 to February 1, 1996, that was associated with the Company's purchase of COPCO. Pursuant to agreements made in conjunction with the COPCO purchase, in February 1996, a long-term contract with lower-priced capacity replaced the interim contract. In 1996, purchased electric capacity increased $3.0 million since electric capacity associated with COPCO was purchased during the entire year. The increase was mitigated substantially by lower-priced capacity purchased under the long-term contract.

OPERATION, MAINTENANCE, AND DEPRECIATION EXPENSES

In 1996, operation and maintenance expenses increased $7.3 million due to a $3.7 million increase associated with the Salem outages, a $2.3 million increase from a full year's operation of the Conowingo District, and $1.3 million of miscellaneous increases.

In 1995, operation and maintenance expenses decreased $17.8 million in comparison to 1994, principally due to the $17.5 million expense recorded in 1994 for the ERO. Higher than expected costs of approximately $5 million due to Salem's operational problems were largely offset by lower payroll costs attributed to reduced staff levels.

Depreciation expense increased in 1996 and 1995 due to completion of on-going utility construction projects and the addition of the Conowingo District in June 1995.

UTILITY FINANCING COSTS

For information concerning the 1996 issuance of $70 million of mandatorily redeemable preferred securities by the Company's subsidiary trust and related redemptions of preferred stock, see "Liquidity and Capital Resources" and Note 10 to the Consolidated Financial Statements, "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Debentures."

Interest expense increased $3.6 million in 1996 and $6.3 million in 1995, primarily due to debt issued in 1995 to finance the acquisition of COPCO.

Allowance for equity and borrowed funds used during construction (AFUDC) increased $2.2 million in 1996, primarily due to higher average construction work-in-progress balances, including the cost of software to support the reporting of financial results by business units beginning in 1997. AFUDC decreased $2.4 million in 1995, mainly due to a lower AFUDC rate.

Due to common equity financing, the average number of shares of common stock increased in 1996 and 1995, which lowered earnings per share by $0.01 and $0.03, respectively.

ENERGY SUPPLY

The Company's energy supply plan reflects its strategy to provide an adequate, reliable supply of electricity to customers and keep prices competitive, while minimizing adverse impacts on the environment. The Company's plan, which is updated annually, is based on forecasts of demand for electricity in the service territory and reserve requirements of the PJM Interconnection. The Company's plan emphasizes balance and flexibility, and may be accelerated, slowed, or altered in response to changing energy demands, fluctuating fuel prices, and emerging technologies. The plan combines customer-oriented load management and strategic conservation programs with short-term power purchases, long-term power contracts, and renovated power plants.

The Company's current plan would enable the Company to meet customers' energy requirements without making large investments for new resources. The Company must balance the potential risks of providing too much or insufficient capacity. The main risks of excess capacity are that the Company's prices may become uncompetitive or that regulators may not allow the associated costs to be recovered through customer rates. The principal risks of inadequate capacity are unreliable service or the payment of capacity deficiency charges to the PJM Interconnection. The PJM Interconnection requires the Company to plan for and to provide an adequate capacity level.

During the past three years, the Company's plan has reduced customers' demand for electricity by an additional 39 MW, and has provided 205 MW of capacity from a long-term purchased power contract with PECO Energy Company, which began in 1996. Under an amendment to a long-term purchased power contract, the Company's purchase of 48 MW of peaking capacity from Star Enterprise has been suspended from October 1, 1996 until June 1, 2000, due to the availability of lower cost power.

Beginning in 1997 and continuing through 2001, the Company expects it may purchase up to 200 MW of power under short-term agreements in addition to the currently existing long-term purchases mentioned above. The Company plans to keep peak load reductions achieved through customer-oriented load management programs at existing levels.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital resources are internally generated funds (net cash provided by operating activities less common and preferred dividends) and external financings. These resources provide capital for utility construction expenditures, expansion into new business lines and other capital requirements, such as repayment of maturing debt and capital lease obligations. Utility construction expenditures are the Company's largest on-going capital requirement and are affected by many factors including growth in demand for electricity, compliance with environmental regulations, and the periodic need for upgrading or replacing information systems.

Operating activities provided net cash inflows of $222.7 million in 1996, $239.4 million in 1995, and $224.6 million in 1994. The $16.7 million decrease in 1996 net cash flow from operating activities reflects electric fuel revenues which were less than electric fuel and energy costs. See "Salem Outages" for a discussion of the Company's recent electric fuel rate changes and filings.

After deducting common and preferred dividend payments of $102.4 million in 1996, $102.0 million in 1995, and $100.6 million in 1994, internally generated funds were $120.3 million in 1996, $137.4 million in 1995, and $124.0 million in 1994. Internally generated funds provided 79%, 101%, and 80% of the cash required for utility construction in 1996, 1995, and 1994, respectively.

Utility construction expenditures, excluding AFUDC, were $151.7 million in 1996, $135.6 million in 1995, and $154.1 million in 1994. Construction expenditures in 1996, 1995, and 1994 included $4.4 million, $16.4 million, and $20.7 million, respectively, for projects attributed to environmental compliance. In 1995, the Company acquired COPCO for $158.2 million ($157.0 million net of cash acquired) with $125.8 million of long-term debt and the balance with short-term debt.

The amount of cash used to purchase or construct nonutility assets was $15.0 million in 1996, $3.6 million in 1995, and $11.0 million in 1994. Nonutility assets purchased or constructed during 1994-1996 included construction expenditures at the Pine Grove Landfill during all three years, assets related to the start-up of new businesses including HVAC services in 1996, and purchase of an office building in 1994.

Long-term financings during 1994-1996, net of long-term refinancings and redemptions, raised $159.2 million of capital. Sources of cash, net of refinancings and redemptions, included the following: $32.6 million of common stock; $91.5 million of long-term debt; $43.5 million of variable rate demand bonds; and $70.0 million of Company obligated mandatorily redeemable preferred securities issued by the Company's subsidiary trust (as discussed below). Preferred stock outstanding was reduced by $78.4 million.

In 1994 and 1995, cash was raised from common stock primarily through the Dividend Reinvestment and Common Share Purchase Plan (DRIP). Depending on the financing needs of the Company, shares issued through the DRIP may be either newly issued shares or shares purchased in the open market. In 1996, shares for the DRIP were purchased in the open market until December 31 when the Company began raising cash again by issuing new common shares.

In October 1996, a subsidiary trust of the Company issued $70 million of 8.125% Company obligated mandatorily redeemable preferred securities and loaned the proceeds to the Company. On a consolidated basis, this financing vehicle results in a tax benefit which is equivalent to the tax effect of a deduction for distributions on the preferred securities. The proceeds from the issuance of the preferred securities and additional short-term debt were used to retire $63.4 million of the Company's preferred stock, which had an average dividend rate of 6.73%, and the Company's $15.0 million, 7.52% series preferred stock in October and December 1996, respectively. On an after-tax basis, the refinancing will save approximately $1.5 million annually.

From February 4, 1997 to February 7, 1997, the Company issued $77.0 million of unsecured Medium Term Notes with maturities of 10 to 30 years and interest rates of 7.06% to 7.72%. The proceeds were used to repay short-term borrowings which were outstanding as of December 31, 1996. In recognition of this refinancing, $77.0 million of short-term debt has been reclassified to long-term debt on the consolidated balance sheet as of December 31, 1996.

Long-term debt due within one year increased from $1.5 million as of December 31, 1995 to $27.7 million as of December 31, 1996 primarily due to the scheduled maturity of the Company's 6 3/8% Series First Mortgage Bond on September 1, 1997.

The Company's capital structure as of December 31, 1996 and 1995, expressed as a percentage of total capitalization, is shown below.


                                                   1996    1995
                                                   ----    ----
Long-term debt and variable rate demand bonds      47.5%   46.3%
Mandatorily redeemable preferred securities         3.3%     --
Preferred stock                                     4.3%    8.3%
Common stockholders' equity                        44.9%   45.4%

Capital requirements for the period 1997-1998 are estimated to be $453 million, including $230 million for utility construction (excluding AFUDC), $64 million for payment of long-term debt maturities, and $159 million of other requirements primarily for investments in new business lines.

The Company anticipates that $282 million will be generated internally during 1997-1998, net of power purchase commitments. This represents 62% of estimated capital requirements and 123% of estimated utility construction expenditures for 1997-1998. During 1997-1998, long-term external financings are presently estimated at $216 million, including $160 million of long-term debt and $56 million of common stock.

NONUTILITY SUBSIDIARIES

Information on the Company's nonutility subsidiaries, in addition to the following discussion, can be found in Notes 1, "Significant Accounting Policies," and 18, "Nonutility Subsidiaries," to the Consolidated Financial Statements.

Earnings per share resulting from nonutility subsidiaries were $0.10 in 1996, $0.07 in 1995, and $0.04 in 1994. Start-up costs for new nonutility businesses incurred in 1996 by the parent company (reflected in "Other income, net of income taxes") offset the $0.03 increase in 1996 earnings per share of nonutility subsidiaries. During 1996, 1995, and 1994, nonutility earnings were generated primarily from the recovery of previously written-off joint venture assets, the operation of power plants for other parties, gains from the sale of real estate, and leveraged lease operations.

Earnings per share contributed by nonutility subsidiaries increased in 1996 primarily due to higher recoveries of previously written-off joint venture assets. Partial year 1996 operating results for the Company's new HVAC and telecommunication business lines had a minimal effect on earnings.

Nonutility subsidiary earnings in 1994 were reduced by a write-down of oil and gas wells.

The subsidiaries' solid waste businesses, including the Pine Grove Landfill, contributed earnings in 1994, but incurred an operating loss in 1995 and 1996. A permit for expansion of the Pine Grove Landfill is currently pending before the Pennsylvania Department of Environmental Protection (PADEP). In August 1996, the Governor of Pennsylvania issued an executive order suspending consideration of landfill expansion applications until new regulations were written. The Company is revising its landfill expansion permit application to comply with the new PADEP guidelines issued in January 1997. The Company will comply with all new regulations and expects to receive permit approval to avoid any interruption in landfill services.

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

Howard E. Cosgrove                             Barbara S. Graham
Chairman of the Board, President               Senior Vice President
and Chief Executive Officer                    and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Delmarva Power & Light Company
Wilmington, Delaware

We have audited the accompanying consolidated balance sheets of Delmarva Power & Light Company and Subsidiary Companies as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delmarva Power & Light Company and Subsidiary Companies as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 7, 1997

CONSOLIDATED STATEMENTS OF INCOME

                                                               Year Ended December 31,
(Dollars in Thousands)                                   1996            1995         1994
-----------------------------------------------------------------------------------------------
OPERATING REVENUES
  Electric                                           $   980,677    $   899,662    $   883,115
  Gas                                                    114,284         95,441        107,906
                                                     -----------    -----------    -----------
                                                       1,094,961        995,103        991,021
                                                     -----------    -----------    -----------
OPERATING EXPENSES
  Electric fuel and purchased energy                     327,464        267,885        282,570
  Gas purchased                                           61,208         48,615         63,814
  Purchased electric capacity                             32,126         29,116          3,370
  Operation and maintenance                              253,367        246,049        263,837
  Depreciation                                           123,174        113,022        109,523
  Taxes other than income taxes                           42,386         38,449         38,585
  Income taxes                                            75,856         73,561         66,166
                                                     -----------    -----------    -----------
                                                         915,581        816,697        827,865
                                                     -----------    -----------    -----------


OPERATING INCOME                                         179,380        178,406        163,156
                                                     -----------    -----------    -----------

OTHER INCOME
  Nonutility Subsidiaries
   Revenues and gains                                     65,390         52,042         43,142
   Expenses including interest and income taxes          (59,192)       (47,896)       (40,790)
                                                     -----------    -----------    -----------
    Net earnings of nonutility subsidiaries                6,198          4,146          2,352
  Allowance for equity funds used during
   construction                                            1,338            708          3,389
  Other income, net of income taxes                         (928)           557           (285)
                                                     -----------    -----------    -----------
                                                           6,608          5,411          5,456
                                                     -----------    -----------    -----------

INCOME BEFORE UTILITY INTEREST CHARGES
  AND DIVIDENDS ON PREFERRED SECURITIES                  185,988        183,817        168,612
                                                     -----------    -----------    -----------
UTILITY INTEREST CHARGES
  Interest expense                                        72,026         68,395         62,076
  Allowance for borrowed funds used during
    construction                                          (3,615)        (2,066)        (1,774)
                                                     -----------    -----------    -----------
                                                          68,411         66,329         60,302
                                                     -----------    -----------    -----------

DIVIDENDS ON PREFERRED SECURITIES OF A
  SUBSIDIARY TRUST                                         1,390             --             --
                                                     -----------    -----------    -----------
EARNINGS
  Net income                                             116,187        117,488        108,310
  Dividends on preferred stock                             8,936          9,942          9,370
                                                     -----------    -----------    -----------
  Earnings applicable to common stock                $   107,251    $   107,546    $    98,940
                                                     ===========    ===========    ===========

COMMON STOCK
  Average shares of common stock outstanding (000)        60,698         60,217         59,377
  Earnings per average share of common stock               $1.77          $1.79          $1.67
  Dividends declared per share of common stock             $1.54          $1.54          $1.54


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                     Year Ended December 31,
(Dollars in Thousands)                                             1996         1995         1994
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                     $ 116,187    $ 117,488    $ 108,310
 Adjustments to reconcile net income to
   net cash provided by operating activities
      Depreciation and amortization                               128,712      120,897      120,803
      Deferred income taxes, net                                   33,218       15,992        4,829
      Provision for early retirement offer                             --           --       17,500
      Net change in:
        Accounts receivable                                        (5,030)     (14,022)       7,980
        Inventories                                                (4,489)      18,590      (21,409)
        Accounts payable                                           18,418        3,269        5,811
        Other current assets & liabilities(1)                     (48,383)     (14,349)     (10,668)
      Other, net                                                  (15,981)      (8,437)      (8,569)
                                                                ---------    ---------    ---------
Net cash provided by operating activities                         222,652      239,428      224,587
                                                                ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
 Construction expenditures, excluding AFUDC                      (151,728)    (135,614)    (154,119)
 Allowance for borrowed funds used during construction             (3,615)      (2,066)      (1,774)
 Change in working capital for construction                        (4,880)       1,102         (439)
 Acquisition of COPCO, net of cash acquired                            --     (157,014)          --
 Sales of nonutility assets                                           693        4,970        4,596
 Nonutility assets purchased or constructed                       (15,036)      (3,645)     (11,045)
 Net (increase)/decrease in bond proceeds held in trust funds       7,163        2,658      (11,816)
 Deposits to nuclear decommissioning trust funds                   (4,238)      (3,612)      (2,438)
 Other, net                                                        (2,222)      (1,859)        (744)
                                                                ---------    ---------    ---------
 Net cash used by investing activities                           (173,863)    (295,080)    (177,779)
                                                                ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends:   Common                                              (93,290)     (92,221)     (91,175)
              Preferred                                            (9,102)      (9,813)      (9,464)
 Issuances:   Long-term debt(2)                                        --      125,800        4,640
              Variable rate demand bonds                               --       15,000       30,000
              Common stock                                            486       24,693       14,974
              Preferred securities(3)                              70,000           --           --
 Redemptions: Long-term debt(2)                                    (1,504)      (1,388)     (26,096)
              Variable rate demand bonds                           (1,500)          --           --
              Common stock                                         (5,466)      (1,253)        (794)
              Preferred stock                                     (78,383)          --           --
 Principal portion of capital lease payments                       (5,538)      (7,875)     (11,280)
 Net change in term loan(4)                                            --      (45,000)      35,000
 Net change in short-term debt                                     86,498       53,154       10,000
 Cost of issuances and refinancings                                (3,408)      (1,523)        (601)
                                                                ---------    ---------    ---------
 Net cash provided/(used) by financing activities                 (41,207)      59,574      (44,796)
                                                                ---------    ---------    ---------
 Net change in cash and cash equivalents                            7,582        3,922        2,012
 Beginning of year cash and cash equivalents                       28,951       25,029       23,017
                                                                ---------    ---------    ---------
 End of year cash and cash equivalents                          $  36,533    $  28,951    $  25,029
                                                                =========    =========    =========

(1) Other than debt and deferred income taxes classified as current.
(2) Excluding net change in term loan.
(3) Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely Company debentures.
(4) As of December 31, 1994, the Company had a $45.0 million term loan which was classified as long-term debt.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS



                                                                     As of December 31,
(Dollars in Thousands)                                               1996         1995
-----------------------------------------------------------------------------------------
ASSETS
UTILITY PLANT--AT ORIGINAL COST
     Electric                                                     $3,037,830   $2,942,969
     Gas                                                             229,362      208,245
     Common                                                          136,897      130,949
                                                                  ----------   ----------
                                                                   3,404,089    3,282,163
     Less: Accumulated depreciation                                1,292,325    1,189,269
                                                                  ----------   ----------
     Net utility plant in service                                  2,111,764    2,092,894
     Construction work-in-progress                                   118,208      105,588
     Leased nuclear fuel, at amortized cost                           31,513       31,661
                                                                  ----------   ----------
                                                                   2,261,485    2,230,143
                                                                  ----------   ----------
OTHER PROPERTY AND INVESTMENTS
     Nonutility property, net                                         63,023       50,011
     Investment in leveraged leases                                   46,961       48,367
     Funds held by trustee                                            34,735       36,275
     Other investments                                                 4,155        4,770
                                                                  ----------   ----------
                                                                     148,874      139,423
                                                                  ----------   ----------
CURRENT ASSETS
     Cash and cash equivalents                                        36,533       28,951
     Accounts receivable                                             142,431      131,236
     Inventories, at average cost
          Fuel (coal, oil, and gas)                                   36,584       30,076
          Materials and supplies                                      41,292       36,823
     Prepayments                                                      20,233       12,969
     Deferred energy costs                                            31,127           --
     Deferred income taxes, net                                           --        5,400
                                                                  ----------   ----------
                                                                     308,200      245,455
                                                                  ----------   ----------
DEFERRED CHARGES AND OTHER ASSETS
     Prepaid employee benefit costs                                   35,146       16,899
     Unamortized debt expense                                         13,858       12,256
     Deferred debt refinancing costs                                  21,366       23,972
     Deferred recoverable income taxes                               137,561      151,250
     Other                                                            52,663       47,287
                                                                  ----------   ----------
                                                                     260,594      251,664
                                                                  ----------   ----------
     Total                                                        $2,979,153   $2,866,685
                                                                  ==========   ==========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS



                                                                           As of December 31,
(Dollars in Thousands)                                                    1996          1995
------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
     Common stock, $2.25 par value; 90,000,000 shares authorized;
          shares outstanding: 1996--60,682,719, 1995--60,759,365       $  136,765    $  136,713
     Additional paid-in capital                                           508,300       506,328
     Retained earnings                                                    293,604       281,862
                                                                       ----------    ----------
                                                                          938,669       924,903
     Treasury shares, at cost:
          1996--101,831 shares, 1995-1,320 shares                          (2,138)          (30)
     Unearned compensation                                                 (1,618)       (1,433)
                                                                       ----------    ----------
          Total common stockholders' equity                               934,913       923,440
     Cumulative preferred stock                                            89,703       168,085
     Company obligated mandatorily redeemable
          preferred securities of subsidiary trust holding
          solely Company debentures                                        70,000            --
     Long-term debt                                                       904,033       853,904
                                                                       ----------    ----------
                                                                        1,998,649     1,945,429
                                                                       ----------    ----------

CURRENT LIABILITIES
     Short-term debt                                                       74,355        63,154
     Long-term debt due within one year                                    27,676         1,485
     Variable rate demand bonds                                            85,000        86,500
     Accounts payable                                                      81,628        64,056
     Interest accrued                                                      16,193        16,355
     Dividends declared                                                    23,265        23,426
     Current capital lease obligation                                      12,598        12,604
     Deferred income taxes, net                                             7,276            --
     Other                                                                 31,489        36,773
                                                                       ----------    ----------
                                                                          359,480       304,353
                                                                       ----------    ----------

DEFERRED CREDITS AND OTHER LIABILITIES
     Deferred income taxes, net                                           526,449       519,597
     Deferred investment tax credits                                       42,501        45,061
     Long-term capital lease obligation                                    20,552        20,768
     Other                                                                 31,522        31,477
                                                                       ----------    ----------
                                                                          621,024       616,903
                                                                       ----------    ----------
     Commitments and Contingencies (Notes 14 and 17)                           --            --
     Total                                                             $2,979,153    $2,866,685
                                                                       ==========    ==========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY



                                              Common                  Additional                            Unearned
                                              Shares         Par        Paid-in     Retained    Treasury     Compen-
(Dollars in Thousands)                     Outstanding    Value (1)     Capital     Earnings      Stock      sation       Total
--------------------------------------------------------------------------------------------------------------------------------
Balance as of January 1, 1994               58,829,283    $132,366      $470,997    $259,507     $    --     $  (675)   $862,195
Net income                                                                           108,310                             108,310
Cash dividends declared
 Common stock ($1.54 per share)                                                      (91,436)                            (91,436)
 Preferred stock                                                                      (9,370)                             (9,370)
Issuance of common stock
 DRIP(2)                                       703,726       1,584        13,199                                          14,783
 Other issuance                                  8,997          20           171                                             191
Reacquired common stock                        (36,840)                                             (794)                   (794)
Common shares granted(3)                        36,840                                               794        (794)         --
Amortization of unearned compensation                                                                            289         289
Other                                                                         10          (9)                                  1
                                            ----------    --------      --------    --------     -------     -------    --------

Balance as of December 31, 1994             59,542,006     133,970       484,377     267,002          --      (1,180)    884,169
Net income                                                                           117,488                             117,488
Cash dividends declared
 Common stock ($1.54 per share)                                                      (92,686)                            (92,686)
 Preferred stock                                                                      (9,942)                             (9,942)
Issuance of common stock
 DRIP(2)                                     1,210,048       2,723        21,806                                          24,529
 Stock options                                   3,900           9            63                                              72
 Other issuance                                  4,731          11            82                                              93
Reacquired common stock                        (63,370)                                           (1,253)         19      (1,234)
Common shares granted(3)                        62,050                                             1,223      (1,223)         --
Amortization of unearned compensation                                                                            951         951
                                            ----------    --------      --------    --------     -------     -------    --------

Balance as of December 31, 1995             60,759,365     136,713       506,328     281,862         (30)     (1,433)    923,440
Net income                                                                           116,187                             116,187
Cash dividends declared
 Common stock ($1.54 per share)                                                      (93,294)                            (93,294)
 Preferred stock                                                                      (8,936)                             (8,936)
Issuance of common stock
 Business acquisitions                         212,350                                             4,396                   4,396
 DRIP(2)                                        21,465          47           388                                             435
 Stock options                                   2,400           5            45                                              50
 Expenses                                                                    (72)                                            (72)
Reacquired common stock                       (312,861)                      532                  (6,504)        363      (5,609)
Amortization of unearned compensation                                        687                                (548)        139
Refinancing of preferred stock                                               392      (2,215)                             (1,823)
                                            ----------    --------      --------    --------     -------     -------    --------
Balance as of December 31, 1996             60,682,719    $136,765      $508,300    $293,604     $(2,138)    $(1,618)   $934,913
                                            ==========    ========      ========    ========     =======     =======    ========

(1) The Company's common stock has a par value of $2.25 per share and 90,000,000 shares are authorized.
(2) Dividend Reinvestment and Common Share Purchase Plan (DRIP)--As of December 31, 1996, 4,979,971 shares remained available under the Company's registration statement filed with the Securities and Exchange Commission for issuance of shares through the DRIP.
(3) Shares of restricted common stock granted under the Company's Long Term Incentive Plan.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is predominately a public utility that provides electric and gas service. The Company provides electric service to retail (residential, commercial, and industrial) and wholesale (resale) customers in Delaware, ten primarily Eastern Shore counties in Maryland, and the Eastern Shore area of Virginia in an area consisting of about 6,000 square miles with a population of approximately 1.2 million. In 1996, 90% of the Company's operating revenues were derived from the sale of electricity. The Company provides gas service to retail and transportation customers in an area consisting of about 275 square miles with a population of approximately 475,000 in northern Delaware, including the City of Wilmington.

In addition, the Company and its wholly owned subsidiaries are engaged in nonutility activities. The Company is developing and marketing energy-related products and services primarily targeted to customers in retail markets. The Company's primary nonutility activities are heating, ventilation, and air-conditioning (HVAC) services; telecommunication services; landfill and wastehauling operations; operation and maintenance of energy-related projects; real estate sales and developments; and leveraged equipment leases.

Regulation of Utility Operations

The Company is subject to regulation with respect to its retail utility sales by the Delaware and Maryland Public Service Commissions (DPSC and MPSC, respectively) and the Virginia State Corporation Commission (VSCC), which have powers over rate matters, accounting, and terms of service. Gas sales are subject to regulation by the DPSC. The Federal Energy Regulatory Commission
(FERC) exercises jurisdiction with respect to the Company's accounting systems and policies, the transmission of electricity, the wholesale sale of electricity, and interchange and other purchases and sales of electricity involving other utilities. The FERC also regulates the price and other terms of transportation of natural gas purchased by the Company. The percentage of electric and gas utility operating revenues regulated by each Commission for the year ended December 31, 1996, was as follows: DPSC, 61.9%; MPSC, 28.8%; VSCC, 2.8%; and FERC, 6.5%.

Refer to Note 8, "Regulatory Assets," to the Consolidated Financial Statements for a discussion of regulatory assets arising from the financial effects of rate regulation.

Reporting of Subsidiaries

The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The results of operations of the Company's nonutility subsidiaries are reported in the Consolidated Statements of Income as "Other Income." Refer to Note 18, "Nonutility Subsidiaries," to the Consolidated Financial Statements for financial information about the Company's nonutility subsidiaries.

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

Depreciation Expense

The annual provision for depreciation on utility property is computed on the straight-line basis using composite rates by classes of depreciable property. The relationship of the annual provision for depreciation for financial accounting purposes to average depreciable property was 3.6% for 1996, 1995 and 1994. Depreciation expense includes a provision for the Company's share of the estimated cost of decommissioning nuclear power plant reactors based on amounts billed to customers for such costs. Refer to Note 6, "Nuclear Decommissioning," to the Consolidated Financial Statements for additional information on nuclear decommissioning.

Income Taxes

Refer to Note 3, "Income Taxes," for the Company's accounting policy on income taxes and investment tax credits.

Debt Refinancing Costs

Costs of refinancing debt are deferred and amortized over the period during which the refinancing costs are recovered in utility rates.

Interest Expense

The amortization of debt discount, premium, and expense, including refinancing expenses, is included in interest expense.

Allowance for Funds Used During Construction

Allowance for Funds Used During Construction (AFUDC) is included in the cost of utility plant and represents the cost of borrowed and equity funds used to finance construction of new utility facilities. In the Consolidated Statements of Income, the borrowed funds component of AFUDC is reported under "Utility Interest Charges" as a reduction of interest expense and the equity funds component of AFUDC is reported as "Other Income." AFUDC was capitalized on utility plant construction at the rates of 6.7% in 1996, 7.1% in 1995, and 9.3% in 1994.

Stock-based Employee Compensation

Refer to Note 9, "Common Stock," for the Company's accounting policy on stock-based employee compensation.

Capitalized Software Costs

The Company capitalizes software projects which exceed $1 million. Capitalized software costs net of accumulated depreciation were $31.6 million as of December 31, 1996 and $8.2 million as of December 31, 1995. Capitalized software costs are amortized over periods of 5 to 10 years.

Leveraged Leases

As of December 31, 1996, the Company's portfolio of leveraged leases, held by a nonutility subsidiary, consists of five aircraft which are leased to three separate airlines. The Company's investment in leveraged leases includes the aggregate of rentals receivable (net of principal and interest on nonrecourse indebtedness) and estimated residual values of the leased equipment less unearned and deferred income (including investment tax credits). Unearned and deferred income is recognized at a level rate of return during the periods in which the net investment is positive.

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

2. SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID DURING THE YEAR
  (Dollars in Thousands)                              1996      1995      1994
-------------------------------------------------------------------------------
  Interest, net of capitalized amount              $67,596   $62,660   $57,837
  Income taxes, net of refunds                     $56,582   $66,764   $67,922


3. INCOME TAXES

The Company and its wholly owned subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the Company's utility business and subsidiaries based upon their respective taxable incomes, tax credits, and effects of the alternative minimum tax, if any.

Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. The portion of the Company's deferred tax liability applicable to utility operations that has not been reflected in current customer rates represents income taxes recoverable through future rates and is reflected on the Consolidated Balance Sheets as "Deferred recoverable income taxes." Deferred recoverable income taxes were $137.6 million and $151.3 million as of December 31, 1996 and 1995, respectively.

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

COMPONENTS OF CONSOLIDATED INCOME TAX EXPENSE
(Dollars in Thousands)                               1996       1995       1994
--------------------------------------------------------------------------------
Operation
 Federal:                    Current               $32,937    $46,517    $50,276
                             Deferred               31,670     16,452      5,592
 State:                      Current                 6,536      9,851     11,268
                             Deferred                7,273      3,257        928
 Investment tax credit adjustments, net             (2,560)    (2,516)    (1,898)
                                                   -------    -------    -------
Total Operation                                     75,856     73,561     66,166
                                                   -------    -------    -------
Other income
 Federal:                    Current                 8,016      5,263      2,789
                             Deferred               (5,539)    (3,686)    (2,008)
 State:                      Current                   193        433        349
                             Deferred                 (186)       (31)       317
                                                   -------    -------    -------
Total Other Income                                   2,484      1,979      1,447
                                                   -------    -------    -------
Total income tax expense                           $78,340    $75,540    $67,613
                                                   =======    =======    =======

RECONCILIATION OF EFFECTIVE INCOME TAX RATE
The amount computed by multiplying income before tax by the federal statutory rate is reconciled below to the total income tax expense.

                                                                               1996               1995               1994
(Dollars in Thousands)                                                    Amount    Rate     Amount    Rate     Amount    Rate
--------------------------------------------------------------------------------------------------------------------------------
Statutory federal income
 tax expense                                                              $68,084     35%   $67,560      35%   $ 61,574    35%
Increase (decrease) due to
 State income taxes, net of
   federal tax benefit                                                      8,980      5      8,792       5       8,361     4
 Other, net                                                                 1,276     --       (812)     (1)     (2,322)   (1)
                                                                          -------     --    -------      --    --------    --
Total income tax expense                                                  $78,340     40%   $75,540      39%   $ 67,613    38%
                                                                          =======     ==    =======      ==    ========    ==


COMPONENTS OF DEFERRED INCOME TAXES

The tax effect of temporary differences that give rise to the Company's net deferred tax liability are shown below.

                                                                          As of December 31,
  (Dollars in Thousands)                                                     1996        1995
---------------------------------------------------------------------------------------------
Deferred Tax Liabilities
 Utility plant basis differences
  Accelerated depreciation                                               $310,343    $307,346
  Other                                                                   107,186      99,941
 Leveraged leases                                                          41,604      44,662
 Deferred recoverable income taxes                                         58,747      64,376
 Deferred energy costs                                                     13,240          --
 Other                                                                     75,005      54,507
                                                                         --------    --------
 Total deferred tax liabilities                                           606,125     570,832
                                                                         --------    --------
Deferred Tax Assets
 Deferred ITC                                                              14,876      15,719
 Other                                                                     57,524      40,916
                                                                         --------    --------
 Total deferred tax assets                                                 72,400      56,635
                                                                         --------    --------
Total deferred taxes, net                                                $533,725    $514,197
                                                                         ========    ========

Valuation allowances for deferred tax assets were not material as of December 31, 1996 and 1995.

4. MERGERS AND ACQUISITIONS

Pending Merger with Atlantic Energy, Inc.

On August 9, 1996, the Company and Atlantic Energy, Inc. (Atlantic) announced plans for a business combination of the Company and Atlantic in a merger of equals. Conectiv, Inc., a Delaware corporation, was newly formed to accomplish the merger and its outstanding capital stock is owned 50% by the Company and 50% by Atlantic. After the merger, Conectiv, Inc. will become the parent company of the Company and its direct and indirect subsidiaries and of the direct and indirect subsidiaries of Atlantic. Conectiv, Inc., whose name will be changed to Conectiv at the time of the merger, will be a holding company registered under the Public Utility Holding Company Act of 1935, as amended.

Atlantic is a public utility holding company with three wholly owned subsidiaries, Atlantic City Electric Company (ACE), Atlantic Energy Enterprises, Inc., and Atlantic Energy International, Inc. ACE, which is Atlantic's regulated utility subsidiary, is primarily engaged in the generation, transmission, distribution, and sale of electric energy to about 478,000 customers in an area consisting of 2,700 square miles in southern New Jersey. Atlantic's 1996 operating revenues and net income were $980.3 million and $58.8 million, respectively, and its total assets were $2,670.8 million as of December 31, 1996.

On January 30, 1997 the merger was approved by the stockholders of the Company and Atlantic. The merger is expected to close shortly after all remaining conditions to the consummation of the merger, including obtaining applicable regulatory approvals, are met or waived. The regulatory approval process is expected to be completed in late 1997 or early 1998.

As a result of the merger, each outstanding share of the Company's common stock, par value $2.25 per share, will be exchanged for one share of Conectiv's common stock, par value $0.01 per share. Each share of Atlantic's common stock, no par value per share, will be exchanged for 0.75 of one share of Conectiv's common stock and 0.125 of one share of Conectiv's Class A common stock, par value $0.01 per share. The preferred stock of the Company will remain outstanding and unchanged. The purchase method of accounting will be used to account for the merger.

The total consideration to be paid to Atlantic's common stockholders, measured by the average daily closing market price of Atlantic's common stock for the ten trading days following the public announcement of the merger, is $948.6 million. The consideration paid plus estimated acquisition costs and liabilities assumed in connection with the merger are expected to exceed the net book value of Atlantic's net assets by approximately $204.5 million, which will be recorded as goodwill. The goodwill will be amortized over 40 years.

Acquisition of Conowingo Power Company

On June 19, 1995, the Company acquired Conowingo Power Company (COPCO), the Maryland retail electric subsidiary of PECO Energy Company (PECO), for $158.2 million ($157.0 million net of cash acquired). The Company financed the acquisition with $125.8 million of long-term debt and the balance with short-term debt. COPCO was merged into the Company and is now being operated as the Conowingo District. Approximately 37,500 electric retail customers were added to the Company's customer base.

The acquisition was accounted for as a purchase and, accordingly, the operating results of the Conowingo District are included in the Consolidated Statements of Income starting June 19, 1995. The purchase price included $76 million of goodwill which is being amortized on a straight-line basis over 40 years.

Assuming that the COPCO acquisition had occurred at the beginning of 1995 and 1994, the Company's pro forma operating results for these years would not have been materially different from the operating results reported.

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

6. NUCLEAR DECOMMISSIONING

The Company records a liability for its share of the estimated cost of decommissioning the Peach Bottom and Salem nuclear reactors over the remaining lives of the plants based on amounts collected in rates charged to electric customers. For utility rate-setting purposes, the Company estimates its share of future nuclear decommissioning costs based on NRC regulations concerning the minimum financial assurance amount for nuclear decommissioning. The Company is presently recovering, through electric rates in the Delaware and Virginia jurisdictions, nuclear decommissioning costs based on the current NRC minimum financial assurance amount of approximately $130 million. In the Maryland and FERC jurisdictions, the Company is presently recovering nuclear decommissioning costs based on the 1990 NRC minimum financial assurance amount of approximately $50 million.

The Company's accrued nuclear decommissioning liability, which is reflected in the accumulated reserve for depreciation, was $42.9 million as of December 31, 1996. The provision reflected in depreciation expense for nuclear decommissioning was $4.2 million in 1996, $3.6 million in 1995, and $2.4 million in 1994. External trust funds established by the Company for the purpose of funding nuclear decommissioning costs had an aggregate book balance of $31.1 million (fair value of $35.3 million) as of December 31, 1996. Earnings on the trust funds are recorded as an increase to the accrued nuclear decommissioning liability, which, in effect, reduces the expense recorded for nuclear decommissioning.

The ultimate cost of nuclear decommissioning for the Peach Bottom and Salem reactors may exceed the NRC minimum financial assurance amount, which is updated annually under a NRC prescribed formula.

The staff of the Securities and Exchange Commission has questioned certain of the current accounting practices of the electric utility industry, including the Company, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In February 1996, the Financial Accounting Standards Board (FASB) issued the Exposure Draft, "Accounting for Certain Liabilities Related to Closure or Removal of Long-Lived Assets," which proposes changes in the accounting for closure and removal costs of long-lived assets, including the recognition, measurement, and classification of decommissioning costs for nuclear generating stations. If the proposed changes are adopted: (1) annual provisions for decommissioning would increase, (2) the estimated cost for decommissioning would be recorded as a liability rather than as accumulated depreciation, and (3) trust fund income from the external decommissioning trusts would be reported as investment income rather than as a reduction to decommissioning expense.

7. JOINTLY OWNED PLANT

The Company's Consolidated Balance Sheets include its proportionate share of assets and liabilities related to jointly owned plant. The Company's share of operating and maintenance expenses of the jointly owned plant is included in the corresponding expenses in the Consolidated Statements of Income. The Company is responsible for providing its share of financing for the jointly owned facilities. Information with respect to the Company's share of jointly owned plant as of December 31, 1996 was as follows:



                                             Megawatt                              Construction
                                 Ownership  Capability    Plant in    Accumulated     Work in
(Dollars in Thousands)             Share      Owned       Service     Depreciation   Progress
------------------------------------------------------------------------------------------------
Nuclear
     Peach Bottom                    7.51%   164 MW       $130,196     $ 76,251       $12,426
     Salem                           7.41%   164 MW        216,788      102,568        24,548
Coal-Fired
     Keystone                        3.70%    63 MW         19,943        8,236           307
     Conemaugh                       3.72%    63 MW         33,274        9,821           342
Transmission Facilities             Various                  4,564        2,205            --
Other Facilities                    Various                  1,746          179         1,633
                                                          --------     --------       -------
Total                                                     $406,511     $199,260       $39,256
                                                          ========     ========       =======

8. REGULATORY ASSETS

In conformity with generally accepted accounting principles, the Company's accounting policies reflect the financial effects of rate regulation and decisions issued by regulatory commissions having jurisdiction over the Company's utility business. In accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company defers expense recognition of certain costs and records an asset, a result of the effects of rate regulation. Except for Deferred Energy Costs which is classified as a current asset, these "regulatory assets" are included on the Company's Consolidated Balance Sheets under "Deferred Charges and Other Assets." As of December 31, 1996, the Company had $219.7 million of regulatory assets, which included the following: Deferred Energy Costs--$31.1 million; Deferred debt refinancing costs--$21.4 million; Deferred recoverable income taxes--$137.6 million (refer to Note 3, "Income Taxes," to the Consolidated Financial Statements); Deferred recoverable plant costs--$7.9 million; Deferred costs for decontamination and decommissioning of United States Department of Energy gaseous diffusion enrichment facilities--$6.8 million; Deferred demand-side management costs--$6.1 million; and other regulatory assets--$8.8 million. The costs of these assets either are being recovered or are probable of being recovered through customer rates. Generally, the costs of these assets are recognized in operating expenses over the period the cost is recovered from customers.

9. COMMON STOCK

Refer to the Consolidated Statements of Changes in Common Stockholders' Equity for information concerning issuances and redemptions of common stock during 1994-1996.

The merger agreement with Atlantic (discussed in Note 4, "Mergers and Acquisitions") contains a restriction on the payment of dividends on common stock. Under the merger agreement, the Company's annual per share common stock dividend cannot exceed $1.54 through the effective date of the merger.

The Company's Long Term Incentive Plan (LTIP) provides long-term incentives to key employees through awards of stock-based compensation. Up to 1,500,000 shares of common stock may be issued under the LTIP during the ten-year period from May 31, 1996 through May 30, 2006. Currently, awards granted under the LTIP consist entirely of shares of performance-based restricted stock which are contingently granted and earned over a four-year period to the extent that performance targets are satisfied. Restrictions on shares contingently granted in 1994-1996 will lapse upon the earlier of the effective date of the pending merger with Atlantic or the end of the four year vesting period. Restrictions will not lapse due to consummation of the merger on shares contingently granted in 1997 through the effective date of the pending merger with Atlantic. During 1996, 1995, and 1994, the number of restricted shares contingently granted and their fair value as of grant date was as follows: 1996--48,750 shares, $22 3/4 per share fair value; 1995--62,050 shares, $18 9/64 per share fair value; 1994--36,840 shares,
$23 5/8 per share fair value. Formerly, the LTIP also provided for stock options and dividend rights; some of the stock options are still outstanding. Changes in stock options are summarized below.



                                  1996                        1995                        1994
                           Number       Weighted       Number      Weighted        Number       Weighted
                         of Shares   Average Price   of Shares   Average Price   of Shares   Average Price
-----------------------------------------------------------------------------------------------------------
Beginning-of-year
     balance                46,350       $20.16      53,050          $20.03       53,050          $20.03
Options exercised            2,400       $19.69       3,900          $17.85          ---             ---
Options forfeited             ----         ----       2,800          $20.98          ---             ---
End-of-year balance         43,950       $20.19      46,350          $20.16       53,050          $20.03
Exercisable                 43,950       $20.19      46,350          $20.16       53,050          $20.03




For options outstanding as of December 31, 1996, the range of exercise prices was $17 1/2 to $21 1/4 and the weighted average remaining contractual life was
3.5 years.

The Company recognizes compensation costs for its stock-based employee compensation plans based on the accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Stock-based employee compensation costs charged to expense were $0.3 million in 1996, $1.3 million in 1995, and $0.6 million in 1994. Pro forma net income and earnings per share for 1996, 1995, and 1994, based on application of SFAS No. 123, "Accounting for Stock-Based Compensation" are not materially different from net income and earnings per share as reported.

10. COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY DEBENTURES

A wholly owned subsidiary trust (Delmarva Power Financing I) was established in 1996 as a financing subsidiary of the Company for the purposes of issuing common and preferred trust securities and holding 8.125% Junior Subordinated Debentures (the Debentures). The Debentures held by the trust are its only assets. The trust will use interest payments received on the Debentures it holds to make cash distributions on the trust securities.

The combination of the obligations of the Company pursuant to the Debentures, agreements to pay the expenses of the trust and the Company's guarantee of distributions with respect to trust securities, to the extent the trust has funds available therefor, constitute a full and unconditional guarantee by the Company of the obligations of the trust under the trust securities the trust has issued. The Company is the owner of all of the common securities of the trust, which constitute approximately 3% of the liquidation amount of all of the trust securities issued by the trust.

In October 1996, the trust issued $70 million in aggregate liquidation amount of 8.125% Cumulative Trust Preferred Capital Securities (representing 2,800,000 preferred securities at $25 per security). At the same time, $72,165,000 in aggregate principal amount of 8.125% Junior Subordinated Debentures, Series I, due 2036 were issued to the trust. For consolidated financial reporting purposes, the Debentures are eliminated in consolidation against the trust's investment in the Debentures. The preferred trust securities are subject to mandatory redemption upon payment of the Debentures at maturity or upon redemption. The Debentures are subject to redemption, in whole or in part at the option of the Company, at 100% of their principal amount plus accrued interest, after an initial period during which they may not be redeemed and at any time upon the occurrence of certain events.

In October 1996, the Company used part of the proceeds from the trust to purchase and retire $63,382,700 (par value) of its preferred stock as follows:
$1,013,400 of the 3.70% series ($100 par value); $2,012,600 of the 4% series
($100 par value); $2,459,600 of the 4.2% series ($100 par value); $2,154,000 of the 4.28% series ($100 par value); $3,042,900 of the 4.56% series ($100 par value); $3,147,700 of the 5% series ($100 par value); $16,500,000 of the 6.75%
series ($100 par value); $32,087,500 of the 7.75% series ($25 par value), and $965,000 of the Adjustable Rate series ($100 par value). In December 1996, the Company used the balance of the proceeds and cash from short-term debt to fund the redemption of its entire 7.52% preferred stock series which had a total par value of $15,000,000.

11. CUMULATIVE PREFERRED STOCK

The Company has $1, $25, and $100 par value per share preferred stock for which 10,000,000; 3,000,000; and 1,800,000 shares are authorized, respectively. No shares of the $1 par value per share preferred stock are outstanding. Shares outstanding for each series of the $25 and $100 par value per share preferred stock are listed below. Redemptions of preferred stock in 1996 are discussed in
Note 10 to the Consolidated Financial Statements, "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Debentures."



                               Current                       Shares                Amount
                              Redemption                   Outstanding      (Dollars in Thousands)
Series                          Price                   1996        1995       1996      1995
------------------------------------------------------------------------------------------------
$25 per share par value
 7 3/4%                           (1)                  316,500   1,600,000   $ 7,913   $40,000
$100 per share par value
 3.70%-5%                     $103.00-$105.00          181,698     320,000    18,170    32,000
 6 3/4%                           (2)                   35,000     200,000     3,500    20,000
 7.52%                            --                        --     150,000        --    15,000
 Adjustable rate(3)              $100                  151,200     160,850    15,120    16,085
 Auction rate(4)                 $100                  450,000     450,000    45,000    45,000
                                                                             -------  --------
                                                                             $89,703  $168,085
                                                                             =======  ========

(1) Redeemable beginning September 30, 2002, at $25 per share.
(2) Redeemable beginning November 1, 2003, at $100 per share.
(3) Average rates during 1996 and 1995 were 5.5% and 5.6%, respectively.
(4) Average rates during 1996 and 1995 were 4.1% and 4.5%, respectively.

12. DEBT

Substantially all utility plant of the Company is subject to the lien of the Mortgage and Deed of Trust collateralizing the Company's First Mortgage Bonds.

As of December 31, 1996, the Company had $150 million of unused bank lines of credit. The Company generally is required to pay annual commitment fees of 0.10% for its credit lines. The lines of credit are reviewed periodically by the Company, at which time they may be renewed or cancelled. The weighted average interest rates on short-term debt outstanding as of December 31, 1996 and 1995 were 5.6% and 5.3%, respectively.

Maturities of long-term debt and sinking fund requirements during the next five years are as follows: 1997--$29.4 million; 1998--$35.1 million; 1999--$37.5 million; 2000--$4.2 million; 2001--$5.2 million.

From February 4, 1997 to February 7, 1997, the Company issued $77.0 million of unsecured Medium Term Notes with maturities of 10 to 30 years and interest rates of 7.06% to 7.72%. The proceeds were used to repay short-term borrowings which were outstanding as of December 31, 1996. In recognition of this refinancing, $77.0 million of short-term debt has been reclassified to long-term debt on the consolidated balance sheet as of December 31, 1996. Long-term debt outstanding as of December 31, 1996 and 1995 is presented below:



(Dollars in Thousands)                      Interest Rates         Due         1996       1995
------------------------------------------------------------------------------------------------
First Mortgage Bonds:                                6 3/8%          1997    $ 25,000   $ 25,000
                                                6.40%-6.95%     2002-2003     120,000    120,000
                                                7.30%-8.15%     2014-2015      81,000     81,000
                                                5.90%-8.50%     2018-2022     208,200    208,200
                                                      7.71%          2025     100,000    100,000
                                                      6.05%          2032      15,000     15,000
Amortizing First Mortgage Bonds                       6.95%     1997-2008      25,800     25,800
                                                                             --------   --------
  Total First Mortgage Bonds                                                  575,000    575,000

Other Bonds                                     7.15%-7.50%     2011-2017      54,500     54,500

Pollution Control Notes:
  Series 1973                                        5 3/4%     1997-1998       6,125      6,250
  Series 1976                                 7 1/8%-7 1/4%     1997-2006       3,000      3,100

Medium Term Notes:                                    5.69%          1998      25,000     25,000
                                                     7 1/2%          1999      30,000     30,000
                                                8.30%-9.29%     2002-2004      39,000     39,000
                                               7.06%-8 1/8%          2007      81,000     50,000
                                                7.55%-7.62%          2017      10,000         --
                                                7.61%-9.95%     2020-2021      67,000     61,000
                                                      7.72%          2027      30,000         --
Other Obligations:                                    8.09%     1997-2002       1,502        940
                                                      8.00%          1999(1)    3,970      4,279
                                                      9.65%          2002(2)    6,184      6,938
Unamortized premium and discount, net                                            (572)      (618)
Current maturities of long-term debt                                          (27,676)    (1,485)
                                                                             --------   --------
  Total long-term debt                                                        904,033    853,904
Variable Rate Demand Bonds(3)                                                  85,000     86,500
                                                                             --------   --------
  Total long-term debt
    and Variable Rate Demand Bonds                                           $989,033   $940,404
                                                                             ========   ========

(1) Repaid through monthly payments of principal and interest using a 15-year principal amortization, with the unpaid balance due in September 1999.
(2) Repaid through monthly payments of principal and interest over 15 years ending November 2002.
(3) The Company's debt obligations included Variable Rate Demand Bonds (VRDB) in the amounts of $85.0 million as of December 31, 1996 and $86.5 million as of December 31, 1995. The VRDB are classified as current liabilities because the VRDB are due on demand by the bondholder. However, bonds submitted to Delmarva for purchase are remarketed by a remarketing agent on a best efforts basis. Delmarva expects that bonds submitted for purchase will continue to be remarketed successfully due to Delmarva's credit worthiness and the bonds' interest rates being set at market. The Company also may utilize one of the fixed rate/fixed term conversion options of the bonds. Thus, the Company considers the VRDB to be a source of long-term financing. The $85.0 million balance of VRDB outstanding as of December 31, 1996, matures in 2017 ($26 million), 2019 ($13.5 million), 2028 ($15.5 million), and 2029 ($30 million). Average annual interest rates on the VRDB were 3.6% in 1996 and 4.0% in 1995.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The year-end fair values of certain financial instruments are listed below. The fair values were based on quoted market prices of the Company's securities or securities with similar characteristics.

                                                 1996                 1995
                                          Carrying   Fair      Carrying    Fair
(Dollars in Thousands)                    Amount     Value      Amount     Value
----------------------------------------------------------------------------------
Funds held by trustee                    $ 34,735   $ 38,908   $ 36,275   $ 37,060
Company Obligated Mandatorily
    Redeemable Preferred Securities
    of Subsidiary Trust Holding
    Solely Company Debentures            $ 70,000   $ 71,064         --         --
Long-Term Debt                           $904,033   $944,670   $853,904   $936,480




14. COMMITMENTS

The Company currently estimates its commitments for construction of utility plant, excluding AFUDC, and purchases under fuel supply contracts, excluding nuclear fuel, to be approximately $183 million in 1997 and $198 million in 1998.

The Company has a 26-year agreement with Star Enterprise effective through May 2018, to purchase 48 MW of capacity supplied by the Delaware City Power Plant. By mutual agreement, the capacity portion of the contract has been suspended from October 1, 1996 until June 1, 2000. In conjunction with the COPCO acquisition, the Company agreed to purchase capacity and energy from PECO effective June 19, 1995, through May 31, 2006. The base amount of the capacity purchase, which is subject to certain possible adjustments, starts at 205 megawatts (MW) and increases annually to 279 MW in 2006. Under the terms of the agreements with Star Enterprise and PECO, the Company's expected commitments for capacity and energy charges are as follows: 1997--$57.7 million; 1998--$61.1 million; 1999--$68.6 million; 2000--$76.3 million; 2001--$79.4 million; after
2001--$431.5 million; total--$774.6 million.

The Company's share of nuclear fuel at Peach Bottom and Salem is financed through a nuclear fuel energy contract, which is accounted for as a capital lease. Payments under the contract are based on the quantity of nuclear fuel burned by the plants. The Company's obligation under the contract is generally the net book value of the nuclear fuel financed, which was $31.5 million as of December 31, 1996.

The Company leases an 11.9% interest in the Merrill Creek Reservoir. The lease is considered an operating lease and payments over the remaining lease term, which ends in 2032, are $154.3 million in aggregate. The Company also has long-term leases for certain other facilities and equipment. Minimum commitments as of December 31, 1996 under the Merrill Creek Reservoir lease and all other noncancelable lease agreements (excluding payments under the nuclear fuel energy contract which cannot be reasonably estimated) are as follows: 1997--$6.5 million; 1998--$6.4 million; 1999--$6.2 million; 2000--$5.0 million; 2001--$4.9 million; after 2001--$137.0 million; total--$166.0 million. Approximately 93% of the minimum lease commitments shown above are payments due under the Merrill Creek Reservoir lease.

Rentals Charged To Operating Expenses

The following amounts were charged to operating expenses for rental payments under both capital and operating leases.


(Dollars in Thousands)               1996      1995      1994
----------------------------------------------------------------
Interest on capital leases          $ 1,628   $ 1,773   $ 1,560
Amortization of capital leases        5,653     8,044    11,456
Operating leases                     13,795    13,619    14,552
                                    -------   -------   -------
                                    $21,076   $23,436   $27,568
                                    =======   =======   =======

15. PENSION PLAN

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

Based on fair values as of December 31, 1996, pension plan assets were comprised of the following: publicly traded equity securities ($472.5 million or 70%), U.S. government obligations ($101.2 million or 15%), and primarily investment grade corporate and other fixed income obligations ($102.5 million or 15%).

The following schedules show the funded status of the plan, the components of pension cost, and assumptions.



Reconciliation of Funded Status of the Plan                   As of December 31,
(Dollars in Thousands)                                        1996         1995
-----------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested                                                  $ 330,639     $ 338,485
  Nonvested                                                  24,869        26,024
                                                          ---------     ---------
                                                            355,508       364,509
Effect of estimated future compensation increases            95,132       109,706
                                                          ---------     ---------
Projected benefit obligation                                450,640       474,215
Plan assets at fair value                                   676,189       616,600
                                                          ---------     ---------
Excess of plan assets over projected benefit obligation     225,549       142,385
Unrecognized prior service cost                              28,980        29,191
Unrecognized net gain                                      (196,496)     (124,850)
Unrecognized net transition asset                           (26,513)      (29,827)
                                                          ---------     ---------
Prepaid pension cost                                      $  31,520     $  16,899
                                                          =========     =========

Components of Net Pension Cost

 (Dollars in Thousands)                                      1996          1995          1994
------------------------------------------------------------------------------------------------
Service cost--benefits earned during period               $  13,172     $   9,719     $  10,939
Interest cost on projected benefit obligation                32,531        30,654        26,574
Actual return on plan assets                                (82,488)     (135,850)        3,349
Net amortization and deferral                                22,164        83,981       (52,601)
                                                          ---------     ---------     ---------
Net pension cost                                          $ (14,621)    $ (11,496)    $ (11,739)
                                                          =========     =========     =========


Assumptions                                                    1996          1995          1994
------------------------------------------------------------------------------------------------
Discount rates used to determine projected
  benefit obligation as of December 31                         7.50%         7.00%         8.25%
Rates of increase in compensation levels                       5.00%         5.00%         5.50%
Expected long-term rates of return on assets                   9.00%         8.75%         8.25%


The net pension cost excludes the expense recorded in 1994 under SFAS No. 88 for the Company's ERO. Prepaid pension cost as of December 31, 1994, was reduced by the ERO. Refer to Note 5, "Early Retirement Offer," to the Consolidated Financial Statements for additional information on the ERO.

The Company maintains a 401(k) savings plan for its employees. The plan provides for employee contributions up to 15% of pay and for $0.50 in matching contributions by the Company for each dollar contributed up to 5% of employee pay. The Company's matching contributions charged to expense were $2.4 million in 1996, and $2.3 million in 1995 and 1994.

16. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides health-care and life insurance benefits to its retired employees and substantially all of the Company's employees may become eligible for these benefits upon retirement. The Company's policy is to fund its obligation to the extent that costs are reflected in customer rates, including amounts which are capitalized. Based on fair values as of December 31, 1996, the plan's assets consisted of $24.3 million (67%) of equity securities, including mutual funds and directly owned publicly traded securities, and $11.8 million (33%) of intermediate term investment grade bond mutual funds.

The following schedules show the funded status of the plan, the components of the cost of postretirement benefits other than pensions, and assumptions.

Reconciliation of Funded Status of the Plan

                                                         As of December 31,

(Dollars in Thousands)                                     1996        1995
----------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO)
     Active employees fully eligible for benefits      $  4,568    $  6,019
     Other active employees                              23,900      23,990
     Current retirees                                    45,373      63,629
                                                       --------    --------
                                                         73,841      93,638
Plan assets at fair value                                36,075      24,900
                                                       --------    --------
APBO in excess of plan assets                           (37,766)    (68,738)
Unrecognized prior service cost                             370         423
Unrecognized net (gain)/loss                            (16,855)      5,212
Unrecognized transition obligation                       57,876      61,493
                                                       --------    --------
Prepaid/(accrued) postretirement benefit cost          $  3,625    ($ 1,610)
                                                       ========    ========

Annual Cost of Postretirement Benefits Other than Pensions

(Dollars in Thousands)                                        1996         1995         1994
---------------------------------------------------------------------------------------------
Service cost--benefits earned during period               $  2,512     $  2,152     $  2,127
Interest cost on projected benefit obligation                5,213        6,601        5,520
Actual return on plan assets                                (4,241)      (1,008)         100
Amortization of the unrecognized transition obligation       3,617        3,617        3,617
Other, net                                                   2,072          149         (481)
                                                          --------     --------     --------
Net postretirement benefit cost                           $  9,173     $ 11,511     $ 10,883
                                                          ========     ========     ========

Assumptions

                                                               1996         1995         1994
----------------------------------------------------------------------------------------------
Discount rates used to determine APBO as of December 31       7.50%        7.00%        8.25%
Rates of increase in compensation levels                      5.00%        5.00%        5.50%
Expected long-term rates of return on assets                  9.00%        8.75%        8.25%
Health-care cost trend rate                                   8.00%       10.50%       11.00%

The health-care cost trend rate, or the expected rate of increase in health-care costs, is assumed to decrease to 7.5% in 1997 and gradually decrease to 5.0% by 2002. Increasing the health-care cost trend rates of future years by one percentage point would increase the accumulated postretirement benefit obligation by $4.2 million and would increase annual aggregate service and interest costs by $0.4 million.

17. CONTINGENCIES

Salem Outages

The Company owns 7.41% of Salem Nuclear Generating Station (Salem), which consists of two pressurized water nuclear reactors and is operated by Public Service Electric & Gas Company (PSE&G). As of December 31, 1996, the Company's net investment in plant in service for Salem was approximately $56 million for Unit 1 and $60 million for Unit 2, including common plant allocated between the two units. Each unit represents approximately 2% of the Company's total assets and approximately 2.6% of the Company's installed electric generating capacity.

Salem Units 1 and 2 were removed from operation by PSE&G on May 16, 1995, and June 7, 1995, respectively, due to operational problems and maintenance and safety concerns. Their return dates are subject to completion of the requirements of their respective restart plans to the satisfaction of PSE&G and the NRC, which encompasses a substantial review and improvement of personnel, process, and equipment issues.

With respect to Unit 1, PSE&G informed the Company in early 1996 that inspections of the steam generators using a new testing technology indicated degradation in a significant number of tubes. After evaluating several options, in May 1996, replacement steam generators from the unfinished Seabrook Unit 2 nuclear power plant in New Hampshire were purchased from Northeast Utilities Service Company for installation in Salem Unit 1. The replacement steam generators arrived on site in October 1996. PSE&G expects Unit 1 to return to service in the fall of 1997, after replacement of the unit's steam generators. The Company's share of the costs to be capitalized for the steam generators, including installation, will range from approximately $11 million to $13 million.

With respect to Unit 2, PSE&G also informed the Company in early 1996, that inspections of the steam generators using the new testing technology confirmed that the condition of the generators was within current repair limits. In January 1997, PSE&G advised the Company that Unit 2 is expected to return to service in the second quarter of 1997.

In 1996 and 1995, the Company incurred higher than expected operation and maintenance costs at Salem of approximately $9 million and $5 million, respectively, which were expensed as incurred.

The Company incurs replacement power costs while the units are out of service of approximately $750,000 per month, per unit. Such amounts vary based on the cost and availability of other Company-owned generation and the cost of purchased energy. Replacement power costs typically are not incurred for routine refueling and maintenance outages, and the recovery of replacement power costs is subject to approval by the regulatory commissions having jurisdiction over the Company. From the inception of the Salem unit outages through December 31, 1996, approximately one-half of the estimated replacement power costs of $20.4 million has been expensed ($6.1 million in 1996 and $4.1 million in 1995) and the remaining $10.2 million has been deferred on the Company's Consolidated Balance Sheet in expectation of future recovery. The unavailability of the Salem units also resulted in a $4 million charge to 1996 fuel expense for capacity deficiency charges owed to the PJM Interconnection.

The actual costs ultimately incurred by the Company may differ from the foregoing estimates, since the periods projected by PSE&G during which the Salem units will be out of service, the extent of the maintenance that will be required, and the costs of replacement power and the extent of its recovery may be different from those set forth above.

The Company began recovering one-half of the replacement power costs associated with the Salem outages on an interim basis, subject to refund, from retail customers in Virginia and Maryland in July and August 1996, respectively. The Company expects the VSCC and MPSC to conduct full reviews of the outages before making final determinations concerning replacement power cost recovery.

On December 10, 1996, the DPSC suspended the portion of interim rates related to the Salem replacement power costs until the earlier of June 1, 1997, or the end of the case concerning fuel rates charged to customers. If the suspended interim rates go into effect prior to the conclusion of the case, they would go into effect subject to refund pending the final decision by the DPSC.

Notwithstanding current discussions with regulators concerning deregulation of the electric generation portion of the utility business, the Company believes it is reasonable to assume that rates will be set at levels that will recover the current and anticipated costs, including the costs needed to return the Salem units to operating status, of the Company's investment in the Salem plant, and such rates can be charged to and collected from customers.

On February 27, 1996, the co-owners of Salem, including the Company, filed a complaint in the United States District Court for the District of New Jersey against Westinghouse Electric Corporation (Westinghouse), the designer and manufacturer of the Salem steam generators. The complaint seeks to recover from Westinghouse the costs associated with and resulting from the cracks discovered in Salem's steam generators and with replacing such steam generators. The estimated replacement cost of such generators is between $150 million and $170 million. The Company cannot predict the outcome of this lawsuit.

On March 5, 1996, the Company and PECO filed a complaint in the United States District Court for the Eastern District of Pennsylvania against Public Service Enterprise Group, Inc. (Enterprise) and PSE&G. The lawsuit alleges that the defendants failed to heed numerous citations, warnings, notices of violations, and fines by the NRC as well as repeated warnings from the Institute of Nuclear Power Operations about performance, safety, and management problems at Salem and to take appropriate corrective action. The suit contends that as a result of these actions and omissions, the Salem units were forced to shut down in 1995. The suit asks for compensatory damages for breach of contract, negligence, and punitive damages, in amounts to be specified. The Company cannot predict the outcome of this lawsuit.

Environmental Matters

The Company is subject to regulation with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitation on land use by various federal, regional, state, and local authorities. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs because of environmental considerations and requirements. The disposal of Company-generated hazardous substances can result in costs to clean up facilities found to be contaminated due to past disposal practices. Federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or uncontrolled hazardous waste sites. The Company is currently a potentially responsible party (PRP) at three federal superfund sites and is alleged to be a third-party contributor at three other federal superfund sites. The Company also has two former coal gasification sites in Delaware and one former coal gasification site in Maryland, each of which is a state superfund site. The Company is currently participating with the States of Delaware and Maryland in evaluating the coal gasification sites to assess the extent of contamination and risk to the environment. The Company has accrued a liability of $2 million for clean-up and other potential costs related to the federal and state superfund sites. The Company does not expect such future costs to have a material effect on the Company's financial position or results of operations.

Nuclear Insurance

In the event of an incident at any commercial nuclear power plant in the United States, the Company could be assessed for a portion of any third-party claims associated with the incident. Under the provisions of the Price Anderson Act, if third-party claims relating to such an incident exceed $200 million (the amount of primary insurance), the Company could be assessed up to $23.7 million for such third-party claims. In addition, Congress could impose a revenue-raising measure on the nuclear industry to pay such claims.

The co-owners of Peach Bottom and Salem maintain property insurance coverage in the aggregate amount of $2.8 billion for each unit for loss or damage to the units, including coverage for decontamination expense and premature decommissioning. The Company is self-insured, to the extent of its ownership interest, for its share of property losses in excess of insurance coverages. Under the terms of the various insurance agreements, the Company could be assessed up to $3.7 million in any policy year for losses incurred at nuclear plants insured by the insurance companies.

The Company is a member of an industry mutual insurance company, which provides replacement power cost coverage in the event of a major accidental outage at a nuclear power plant. The premium for this coverage is subject to retrospective assessment for adverse loss experience. The Company's present maximum share of any assessment is $1.3 million per year.

Other

On February 6, 1997, a major customer of the Company filed a lawsuit in the Delaware Superior Court alleging negligence and breach of contract against the Company in relation to electric system outages that occurred on March 28, 1996, and May 14, 1996. The complaint asks for actual damages in excess of $41 million and for special and punitive damages in unspecified amounts. The Company believes that its insurance will cover any amounts awarded in this lawsuit in excess of $1 million for each outage. There is $2 million included in the Company's current liabilities as of December 31, 1996 for claims related to the outages. The Company cannot predict the outcome of this lawsuit.

18. NONUTILITY SUBSIDIARIES

The following presents condensed financial information of the Company's nonutility wholly owned subsidiaries. Common general and administrative costs are allocated to the Company's nonutility subsidiaries on the basis of cost causative factors. The Company's management believes the cost allocations are reasonable.

CONDENSED SUBSIDIARY STATEMENTS OF INCOME

(Dollars in Thousands)                         1996       1995      1994
-------------------------------------------------------------------------
Revenues and Gains
     Landfill and waste hauling            $ 14,144   $ 13,505   $14,186
     Operating services                      21,457     26,564    22,468
     Real estate                             13,079      5,820     4,450
     HVAC services                            7,000         --        --
     Recoveries of written-off
          joint venture assets                6,911      2,812       572
     Other revenue                            2,799      3,341     1,466
                                           --------   --------   -------
                                             65,390     52,042    43,142
                                           --------   --------   -------
Costs and Expenses
     Operating expenses                      54,798     45,594    38,499
     Interest expense, net                    1,000        492       370
     Income tax expense                       3,394      1,810     1,921
                                           --------   --------   -------
                                             59,192     47,896    40,790
                                           --------   --------   -------
    Net income                             $  6,198   $  4,146   $ 2,352
                                           ========   ========   =======

CONDENSED SUBSIDIARY BALANCE SHEETS

  (Dollars in Thousands)                  As of December 31,
Assets                                      1996       1995
------------------------------------------------------------
Current assets
     Cash and cash equivalents          $ 17,315   $ 19,483
     Other                                16,806      6,633
                                        --------   --------
                                          34,121     26,116
                                        --------   --------
Noncurrent assets
     Investment in
          Leveraged leases                46,961     48,367
          Other                            4,550      9,925
     Landfill & waste hauling
          property, plant & equipment     24,389     24,177
     Other                                18,505      9,778
                                        --------   --------
                                          94,405     92,247
                                        --------   --------
Total                                   $128,526   $118,363
                                        ========   ========

Liabilities and                           As of December 31,
Stockholder's Equity                        1996       1995
------------------------------------------------------------
Current liabilities
     Debt due within one year           $  4,524   $    506
     Variable rate demand bonds           13,500     15,000
     Other                                13,548      7,801
                                        --------   --------
                                          31,572     23,307
                                        --------   --------

Noncurrent liabilities
     Long-term debt                        4,548      4,713
     Deferred income taxes                44,974     50,064
     Other                                 3,344      2,389
                                        --------   --------
                                          52,866     57,166
                                        --------   --------
Stockholder's Equity                      44,088     37,890
                                        --------   --------
Total                                   $128,526   $118,363
                                        ========   ========

Pine Grove Landfill, Inc.

One of the Company's indirect subsidiaries, Pine Grove Landfill, Inc. ("Pine Grove"), which owns and operates a solid waste disposal facility in Pennsylvania, currently has pending before the Pennsylvania Department of Environmental Protection (PADEP) an application for expansion of the facility. In August 1996, the Governor of Pennsylvania issued an executive order suspending consideration of landfill expansion applications until new regulations were written. The Company is revising its landfill expansion permit application to comply with the new PADEP guidelines issued in January 1997. The Company will comply with all new regulations and expects to receive permit approval to avoid any interruption in landfill services.

19. SEGMENT INFORMATION

Segment information with respect to electric and gas operations was as follows:

(Dollars in Thousands)            1996         1995         1994
--------------------------------------------------------------------
OPERATING REVENUES
     Electric                  $  980,677   $  899,662   $  883,115
     Gas                          114,284       95,441      107,906
                               ----------   ----------   ----------
          Total                $1,094,961   $  995,103   $  991,021
                               ----------   ----------   ----------
OPERATING INCOME
     Electric                  $  164,300   $  165,914   $  153,409
     Gas                           15,080       12,492        9,747
                               ----------   ----------   ----------
          Total                $  179,380   $  178,406   $  163,156
                               ----------   ----------   ----------
DEPRECIATION EXPENSE
     Electric                  $  115,448   $  105,780   $  102,746
     Gas                            7,726        7,242        6,777
                               ----------   ----------   ----------
          Total                $  123,174   $  113,022   $  109,523
                               ----------   ----------   ----------
CONSTRUCTION EXPENDITURES
     Electric                  $  131,122   $  118,655   $  133,884
     Gas                           20,606       16,959       20,235
                               ----------   ----------   ----------
          Total                $  151,728   $  135,614   $  154,119
                               ----------   ----------   ----------
IDENTIFIABLE ASSETS, NET
     Electric                  $2,536,287   $2,493,797   $2,314,448
     Gas                          218,809      189,339      188,813
     Assets not allocated         224,057      183,549      166,524
                               ----------   ----------   ----------
               Total           $2,979,153   $2,866,685   $2,669,785
                               ==========   ==========   ==========

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The quarterly data presented below reflect all adjustments necessary in the opinion of the Company for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations, differences between summer and winter rates, the timing of rate orders, and the scheduled downtime and maintenance of electric generating units.


                                                            Earnings                Earnings
                                                           Applicable    Average       per
Quarter                Operating    Operating     Net      to Common     Shares      Average
Ended                   Revenue      Income      Income      Stock     Outstanding    Share
                             (Dollars in Thousands)                  (In Thousands)
---------------------------------------------------------------------------------------------
1996
     March 31          $  292,630    $ 50,560   $ 35,143    $ 32,703        60,759     $0.54
     June 30              250,593      38,523     22,325      19,902        60,703      0.33
     September 30         291,356      54,263     37,035      34,605        60,667      0.57
     December 31          260,382      36,034     21,684      20,041        60,665      0.33
                       ----------    --------   --------    --------        ------     -----
                       $1,094,961    $179,380   $116,187    $107,251        60,698     $1.77
                       ==========    ========   ========    ========        ======     =====
1995
     March 31          $  257,600    $ 48,252   $ 35,408    $ 32,889        59,738     $0.55
     June 30              213,228      34,178     19,444      16,962        60,109      0.28
     September 30         283,065      60,960     42,714      40,238        60,372      0.67
     December 31          241,210      35,016     19,922      17,457        60,651      0.29
                       ----------    --------   --------    --------        ------     -----
                       $  995,103    $178,406   $117,488    $107,546        60,217     $1.79
                       ==========    ========   ========    ========        ======     =====
